         As filed with the Securities and Exchange Commission on January 2, 2002

                                                      Registration No. 333-71312


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
              OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                          PRE-EFFECTIVE AMENDMENT NO. 1

                              SEPARATE ACCOUNT N OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel

                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Separate Account N of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.   CAPTION IN PROSPECTUS
1          Cover Page; General Information About Manufacturers (Separate Account N)

2          Cover Page; General Information About Manufacturers (Manufacturers (U.S.A.))

3          *

4          Other Information (Distribution of the Policy)

5          General Information About Manufacturers Life (Separate Account N)

6          General Information About Manufacturers (Separate Account N)

7          *

8          *

9          Other Information (Litigation)

10         Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy
           Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy;
           Other Information

11         General Information About Manufacturers (Manufacturers Investment Trust)

12         General Information About Manufacturers (Manufacturers Investment Trust)

13         Charges and Deductions

14         Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15         Issuing A Policy

16         General Information About Manufacturers (Manufacturers Investment Trust)

17         Policy Surrender and Partial Withdrawals

18         General Information About Manufacturers

19         Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20         *

21         Policy Loans

22         *

23         *

24         Other Provisions of the Policy

25         General Information About Manufacturers (Manufacturers U.S.A.)

26         *

27         General Information About Manufacturers (Manufacturers U.S.A.);
           Other Information (Distribution of the Policy)

28         Other Information (Officers and Directors)

29         General Information About Manufacturers (Manufacturers U.S.A.)

30         *

31         *

32         *

33         *

34         *

35         *

36         *

37         *

38         Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39         Other Information (Distribution of the Policies)

40         *

41         Other Information (Distribution of the Policy)

42         Other Information (Distribution of the Policy)

43         *

44         Policy Values --Determination of Policy Value; Units and Unit Values)

45         *

46         Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47         General Information About Manufacturers (Manufacturers Investment Trust)

48         *

49         *

50         General Information About Manufacturers

51         Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value;
           Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy
           Provisions

52         Other Information (Substitution of Portfolio Shares)

53         General Information About Manufacturers Life (Separate Account N);
           Tax Treatment of the Policy

54         *

55         *

56         *

57         *

58         *

59         Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS


SEPARATE ACCOUNT N OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)


                                  CORPORATE VUL
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY


This prospectus describes Corporate VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company (U.S.A.) (the "Company," "Manulife USA," "we" or "us").


The Policy is designed for use by corporations and other employers to provide life insurance and to fund other employee benefits.

The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage.

The Policy provides for:

(1) a Net Cash Surrender Value that can be obtained by surrendering the Policy;
(2) policy loans and partial withdrawals; and
(3) an insurance benefit payable at the life insured's death.

The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy.


Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manulife USA's Separate Account N (the "Separate Account") to which the policyholder allocates net premiums. The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios. The Portfolios available for allocation of net premiums are shown in the Policy Summary under "Investment Options and Fees". Other sub-accounts and Portfolios may be added in the future.


BECAUSE OF THE SUBSTANTIAL NATURE OF THE SURRENDER CHARGES, THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO, PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304


                THE DATE OF THIS PROSPECTUS IS JANUARY 1, 2002.


 CVUL 01/2002

TABLE OF CONTENTS
Coli 01/2002......................................................................................................2
Definitions.......................................................................................................5
Policy Summary....................................................................................................6
   General........................................................................................................6
   Death Benefits.................................................................................................6
   Premiums.......................................................................................................6
   Policy Value...................................................................................................6
   Policy Loans...................................................................................................7
   Surrender and Partial Withdrawals..............................................................................7
   Lapse and Reinstatement........................................................................................7
   Charges and Deductions.........................................................................................7
   Investment Options and Investment Advisers.....................................................................7
   Table of Charges and Deductions................................................................................8
   Table of Investment Management Fees and Expenses...............................................................9
   Management       Other Total Trust............................................................................
   Table of Investment Options and Investment Subadvisers........................................................11
General Information about Manulife (U.S.A.), the Separate Account, and the Trust.................................12
   Manulife USA.................................................................................................
   The Separate Account..........................................................................................13
   The Trust.....................................................................................................13
   Investment Objectives of the Portfolios.......................................................................13
Issuing A Policy.................................................................................................18
   Use of the Policy.............................................................................................18
   Requirements..................................................................................................18
   Temporary Insurance Agreement.................................................................................18
   Underwriting..................................................................................................19
   Right to Examine the Policy...................................................................................19
Death Benefits...................................................................................................19
   Life Insurance Qualification..................................................................................19
   Death Benefit Options.........................................................................................21
   Changing the Face Amount......................................................................................21
Premium Payments.................................................................................................22
   Initial Premiums..............................................................................................22
   Subsequent Premiums...........................................................................................23
   Maximum Premium Limitation....................................................................................23
   Premium Allocation............................................................................................23
Charges and Deductions...........................................................................................23
   Amount Deducted from Premiums.................................................................................23
   Surrender Charges.............................................................................................23
   Monthly Charges...............................................................................................24
   Charges Assessed Against Assets of the Investment Accounts....................................................25
   Charges for Transfers.........................................................................................25
   Reduction in Charges..........................................................................................25
   Company Tax Considerations....................................................................................25
Policy Value.....................................................................................................26
   Determination of the Policy Value.............................................................................26
   Units and Unit Values.........................................................................................26
   Transfers of Policy Value.....................................................................................27
Policy Loans.....................................................................................................27
   Maximum Loan..................................................................................................27
   Effect of Policy Loan.........................................................................................27
   Interest Charged on Policy Loans..............................................................................28
   Loan Account..................................................................................................28
Policy Surrender and Partial Withdrawals.........................................................................28
   Policy Surrender..............................................................................................28
   Partial Withdrawals...........................................................................................28
Lapse and Reinstatement..........................................................................................29
   Lapse.........................................................................................................29
   Reinstatement.................................................................................................29

The General Account.............................................................................................. 29
   Guaranteed Interest Account................................................................................... 29
Other Provisions of the Policy................................................................................... 30
   Policyholder Rights........................................................................................... 30
   Beneficiary................................................................................................... 30
   Incontestability.............................................................................................. 30
   Misstatement of Age or Sex.................................................................................... 30
   Suicide Exclusion............................................................................................. 30
   Supplementary Benefits........................................................................................ 31
Tax Treatment of the Policy...................................................................................... 31
   Life Insurance Qualification.................................................................................. 31
   Tax Treatment of Policy Benefits.............................................................................. 32
   Alternate Minimum Tax......................................................................................... 35
   Income Tax Reporting.......................................................................................... 35
Other Information................................................................................................ 35
   Payment of Proceeds........................................................................................... 35
   Reports to Policyholders...................................................................................... 35
   Distribution of the Policies.................................................................................. 36
   Responsibilities of MFC....................................................................................... 36
   Voting Rights................................................................................................. 36
   Substitution of Portfolio Shares.............................................................................. 37
   Records and Accounts.......................................................................................... 37
   State Regulations............................................................................................. 37
   Litigation.................................................................................................... 37
   Independent Auditors.......................................................................................... 37
   Further Information........................................................................................... 37
   Officers and Directors........................................................................................ 38
Death Benefit Schedule with Flexible Term Insurance Option....................................................... 39
Illustrations.................................................................................................... 39
Appendix A.......................................................................................................A-1
   Appendix B - Audited Financial Statements.....................................................................B-1


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

DEFINITIONS

Attained Age

is the Issue Age of the life insured plus the number of completed Policy Years.

Business Day

is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Case

is a group of Policies covering individuals with common employment or other relationship, independent of the Policies.

Cash Surrender Value

is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Due Proof of Death

Due Proof of Death is required upon the death of the insured. One of the following must be received at the Service Office:

(a)   A certified copy of a death certificate;
(b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or
(c)   Any other proof satisfactory to the Company.

Effective Date

is the date when the first monthly deductions are taken. The Effective Date is the later of:

(a)   the date the Company approves issuance of the Policy; and
(b)   the date the Company receives at least the initial premium.

Guaranteed Interest Account

is that part of the Policy Value which reflects the value the policyholder has in the general account of the Company.

Home Office

is the main office of the Company.

Investment Account

is that part of the Policy Value which reflects the value the policyholder has in one of the sub-accounts of the Separate Account.

Issue Age

is the life insured's age on the birthday closer to the Policy Date.

Issue Date

is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Incontestability provisions of the Policy are measured.

Loan Account

is that part of the Policy Value which reflects policy loans and interest credited to the Policy Value in connection with such loans.

Net Cash Surrender Value

is the Cash Surrender Value less the Policy Debt.

Net Policy Value

is the Policy Value less the value in the Loan Account.

Net Premium

is the premium paid less the Premium Load.

Policy Anniversary

is the same date each year as the Policy Date.

Policy Date

is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and the date from which charges for the first monthly deduction are calculated and from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt

as of any date is the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments.

Policy Year

is a period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary

Policy Value

is the sum of the values in the Loan Account, the Guaranteed Interest Account, and the Investment Accounts.

Service Office

is McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, or such other service center or address as the Company may hereafter specify to the policyholder by written notice.

Target Premium

is an amount used to measure the Surrender Charge under a Policy. The Target Premium is based on the Face Amount, as well as the insured's age at issue and sex, and is set forth in the Policy.

POLICY SUMMARY


GENERAL

The Policy is a flexible premium variable universal life insurance policy. The following summary is intended to provide a general description of the most important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states and the terms of your Policy and any endorsement or rider, supersede the disclosure in this prospectus.

DEATH BENEFITS

The Policy provides a death benefit in the event of the death of the life insured. There are two death benefit options. Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit. Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit. The policyholder may change the death benefit option and increase or decrease the Face Amount.

PREMIUMS


Premium payments may be made at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to the policyholder's instructions and at the Company's discretion, to one or more of the general account and the sub-accounts of Manulife USA's Separate Account N. Allocation instructions may be changed at any time and transfers among the accounts may be made.


POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which the policyholder has allocated premiums. The policyholder may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

POLICY LOANS

The policyholder may borrow against the Cash Surrender Value of the Policy. Loan interest at a rate of 5.00% is due and payable in arrears on each Policy Anniversary. All outstanding Policy Debt will be deducted from proceeds payable at the insured's death, or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

The policyholder may make a partial withdrawal of the Policy Value. A partial withdrawal may result in a reduction in the Face Amount of the Policy and an assessment of a portion of the surrender charges to which the Policy is subject.

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less Surrender Charges and outstanding monthly deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT

A Policy will lapse (and terminate without value) when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate payment being made by the policyholder.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A lapsed Policy may be reinstated by the policyholder at any time within the five year period following lapse if the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS

The Company assesses certain charges and deductions in connection with the Policy. These include charges assessed monthly for cost of insurance and administration expenses, charges assessed daily against the assets invested in the Investment Account, and loads deducted from premiums paid. These charges are summarized in the Table of Charges and Deductions.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS


Net Premiums may be allocated to the general account or to one or more of the sub-accounts of Manulife USA's Separate Account N. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.


Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of the Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. The policyowner should discuss this matter with his or her financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The fees and expenses of each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS

Amount Deducted from
Premiums                       2.00% of the premium paid.

Surrender Charges              The Company will assess a Surrender Charge if, during the
                               first 10 years following the Policy Date or the effective date of a Face Amount increase, the Policy is surrendered or
                               lapses. The Surrender Charge is expressed as a percentage of total premiums paid from the Effective Date to the Policy Year shown. However, premiums paid in any year in excess of the
                               Target Premium, and premiums paid after the fifth Policy Year are not included in the determination of total premiums paid.
                               Percentages are as follows:

                                 Policy Year     Percentage     Policy Year     Percentage
                                      1            10.00%            6            5.00%
                                      2             7.50%            7            4.00%
                                      3             5.00%            8            3.00%
                                      4             5.00%            9            2.00%
                                      5             5.00%           10+           0.00%

                               The Target Premium is based on the Face Amount, as well as the insured's age at issue and sex, and is set forth in the Policy.

                               A portion of the Surrender Charge may be assessed on a partial withdrawal or a decrease in the Face Amount. See "Charges and
                               Deductions - Surrender Charges on a Partial Withdrawal" and
                               "Death Benefits - Changing the Face Amount - Surrender Charges
                               Assessed on a Decrease."

Monthly Deductions             The following charges will be deducted from Net Policy Value:

                               An administration charge of $12. The cost of insurance charge.
                               Any additional charges for supplementary benefits.

Investment Account Charges     A mortality and expense risk charge is assessed daily against the value of the Investment Account assets. This charge varies by
                               Policy Year as follows:


                                                               Annual Mortality and
                                         Policy Years           Expense Risk Charge
                                             1-10                      0.75%
                                              11+                      0.40%

Loan Charges                   A fixed loan interest rate of 5.00%.

                               Interest credited to amounts in the Loan Account will be equal to the 5.00% rate charged to the loan less the following Loan
                               Spread:

                                         Policy Years               Loan Spread
                                             1-10                      1.00%
                                             11-20                     0.50%
                                              21+                      0.25%

Transfer Charge                A charge of $25 per transfer for each transfer in excess of 12 in a Policy Year.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

      TRUST ANNUAL EXPENSES


     (as a percentage of Trust average net assets for the fiscal year ended
      December 31, 2000) (K)



                                                                                                             TOTAL TRUST
                                                                                    OTHER EXPENSES         ANNUAL EXPENSES
                                       MANAGEMENT                                   (AFTER EXPENSE          (AFTER EXPENSE
           TRUST PORTFOLIO                FEES          CLASS A RULE 12b-1 FEE      REIMBURSEMENT)          REIMBURSEMENT)
      --------------------------------------------------------------------------------------------------------------------
      Internet Technologies......       1.000%                0.150%                     0.130%                 1.280% (E)
      Pacific Rim Emerging Markets      0.700%                0.150%                     0.180%                 1.030%
      Telecommunications.........       0.950%                0.150%                     0.130%                 1.230% (A)
      Science & Technology.......       0.916% (F)            0.150%                     0.040%                 1.106%
      International Small Cap....       0.914%                0.150%                     0.440%                 1.504%
      Health Sciences............       0.950% (F)            0.150%                     0.130%                 1.230% (A)
      Aggressive Growth..........       0.850%                0.150%                     0.070%                 1.070%
      Emerging Small Company.....       0.896%                0.150%                     0.050%                 1.096%
      Small Company Blend........       0.900%                0.150%                     0.140%                 1.190%
      Dynamic Growth.............       0.850%                0.150%                     0.070%                 1.070% (E)
      Mid Cap Growth.............       0.850%                0.150%                     0.280%                 1.280% (A)
      Mid Cap Opportunities......       0.850%                0.150%                     0.230%                 1.230% (A)
      Mid Cap Stock..............       0.775%                0.150%                     0.075%                 1.000%
      All Cap Growth.............       0.778%                0.150%                     0.050%                 0.978%
      Financial Services.........       0.800%                0.150%                     0.090%                 1.040% (A)
      Overseas...................       0.800%                0.150%                     0.200%                 1.150%
      International Stock........       0.850% (F)            0.150%                     0.180%                 1.180%
      International Value........       0.850%                0.150%                     0.180%                 1.180%
      Capital Appreciation.......       0.750%                0.150%                     0.500% (H)             1.400% (H)
      Strategic Opportunities ...       0.700%                0.150%                     0.050%                 0.900%
      Quantitative Mid Cap.......       0.650%                0.150%                     0.070%                 0.870% (A)
      Global Equity..............       0.750%                0.150%                     0.120%                 1.020%
      Strategic Growth...........       0.750%                0.150%                     0.120%                 1.020% (A)
      Growth.....................       0.683%                0.150%                     0.050%                 0.883%
      Large Cap Growth...........       0.750%                0.150%                     0.065%                 0.965%
      All Cap Value..............       0.800%                0.150%                     0.140%                 1.090% (A)
      Capital Opportunities......       0.750%                0.150%                     0.160%                 1.060% (A)
      Quantitative Equity........       0.596%                0.150%                     0.050%                 0.796%
      Blue Chip Growth...........       0.713% (F)            0.150%                     0.035%                 0.898%
      Utilities..................       0.750%                0.150%                     0.270%                 1.170% (A)
      Real Estate Securities.....       0.647% (A)            0.150%                     0.060%                  0.857%
      Small Company Value........       0.900% (F)            0.150%                     0.190%                 1.240%
      Mid Cap Value..............       0.800%                0.150%                     0.160%                 1.110% (A)
      Value......................       0.650%                0.150%                     0.060%                 0.860%
      Tactical Allocation........       0.750%                0.150%                     0.430%                 1.330% (E)
      Equity Index (I)...........       0.250%                0.000%                     0.150%                 0.400%
      Fundamental Value..........       0.800%                0.150%                     0.130%                 1.080% (A)
      Growth & Income............       0.524%                0.150%                     0.040%                 0.714%
      U.S. Large Cap Value.......       0.725%                0.150%                     0.055%                 0.930%
      Equity-Income..............       0.725% (F)            0.150%                     0.035%                 0.910%
      Income & Value.............       0.650%                0.150%                     0.060%                 0.860%
      Balanced...................       0.554% (A)            0.150%                     0.060%                 0.764%
      High Yield.................       0.625%                0.150%                     0.065%                 0.840%
      Strategic Bond.............       0.625%                0.150%                     0.095%                 0.870%
      Global Bond................       0.600%                0.150%                     0.200%                 0.950%
      Total Return...............       0.600%                0.150%                     0.065%                 0.815%
      Investment Quality Bond....       0.500%                0.150%                     0.080%                 0.730%
      Diversified Bond...........       0.600%                0.150%                     0.060%                 0.810%
      U.S. Government Securities.       0.550%                0.150%                     0.070%                 0.770%
      Money Market...............       0.350%                0.150%                     0.040%                 0.540%
      Small Cap Index............       0.375%                0.150%                     0.075% (G)             0.600% (E)

      International Index........       0.400%                0.150%                     0.050% (G)             0.600% (E)
      Mid Cap Index..............       0.375%                0.150%                     0.075% (G)             0.600% (E)
      Total Stock Market Index...       0.375%                0.150%                     0.075% (G)             0.600% (E)
      500 Index (J)..............       0.375%                0.150%                     0.025% (G)             0.550% (E)
      Lifestyle Aggressive 1000 (D)     0.070%                0.000%                     1.038% (B)             1.108% (C)
      Lifestyle Growth 820 (D)...       0.055%                0.000%                     0.966% (B)             1.021% (C)
      Lifestyle Balanced 640 (D).       0.055%                0.000%                     0.892% (B)             0.947% (C)
      Lifestyle Moderate 460 (D).       0.064%                0.000%                     0.826% (B)             0.890% (C)
      Lifestyle Conservative 280 (D)    0.075%                0.000%                     0.784% (B)             0.859% (C)


      (A) Based on estimates to be made during the current fiscal year.

      (B) Reflects expenses of the Underlying Portfolios.


      (C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)


            If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

            This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31,
      2000) as noted in the chart below:


                                     MANAGEMENT        RULE 12b-1          OTHER           TOTAL TRUST
      TRUST PORTFOLIO                   FEES              FEES            EXPENSES       ANNUAL EXPENSES
      --------------------------------------------------------------------------------------------------
      Lifestyle Aggressive 1000.       0.070%            0.000%            1.063%             1.133%
      Lifestyle Growth 820......       0.055%            0.000%            0.976%             1.031%
      Lifestyle Balanced 640....       0.055%            0.000%            0.902%             0.957%
      Lifestyle Moderate 460....       0.064%            0.000%            0.851%             0.915%
      Lifestyle Conservative 280       0.075%            0.000%            0.816%             0.891%


      (D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote
          (C) above.

      (E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.


      (F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, Blue Chip Growth Trust , Equity-Income Trust, and the International Stock Trust. The fee reduction is based on the combined asset level of all six portfolios and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:


                                                                  FEE REDUCTION
                COMBINED ASSET LEVELS                   (AS A PERCENTAGE OF THE ADVISORY FEE)
                First $750 million                                    0.00%
                Between $750 million and $1.5 billion                 2.50%
                Between $1.5 billion and $3.0 billion                 3.75%
                Over $3.0 billion                                     5.00%


          The fee reductions are applied to the advisory fees of each of the six portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of September 30, 2001, the combined asset level for all six portfolios was approximately $3.396 billion resulting in a fee reduction of 3.408%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.


      (G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.097% and 0.650%, respectively, for the International Index Trust, 0.125% and 0.650%, respectively, for the Small Cap Index Trust, and

          0.164% and 0.690%, respectively, for the Mid Cap Index Trust and 0.090% and 0.620%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

      (H) Annualized - For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.700% and 1.600%, respectively. These voluntary expense reimbursements may be terminated at any time.

      (I) The Equity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.

      (J) For any policyowner who has allocated premiums to the 500 Index Trust, the Company will waive contract charges by an amount sufficient so that the total trust annual expenses for the 500 Index Trust will not exceed 0.40% per annum on an annualized basis. This waiver may be terminated at any time by the Company.


      (K) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.


TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has twenty-five subadvisers who manage all of the portfolios, one of which subadvisers is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

      SUBADVISER                                                      PORTFOLIO
      A I M Capital Management, Inc.                                  All Cap Growth Trust
                                                                      Aggressive Growth Trust

      Brinson Advisors, Inc.                                          Tactical Allocation Trust

      Capital Guardian Trust Company                                  Small Company Blend Trust
                                                                      U.S. Large Cap Value Trust
                                                                      Income & Value Trust
                                                                      Diversified Bond Trust

      Cohen & Steers Capital Management, Inc.                         Real Estate Securities Trust

      Davis Select Advisers, L.P.                                     Financial Services Trust
                                                                      Fundamental Value Trust

      The Dreyfus Corporation                                         All Cap Value Trust

      Fidelity Management & Research Company                          Strategic Opportunities Trust (A)
                                                                      Large Cap Growth Trust
                                                                      Overseas Trust

      Founders Asset Management LLC                                   International Small Cap Trust

      Franklin Advisers, Inc.                                         Emerging Small Company Trust

      INVESCO Funds Group, Inc.                                       Telecommunications Trust
                                                                      Mid Cap Growth Trust

      Janus Capital Corporation                                       Dynamic Growth Trust

      Jennison Associates LLC                                         Capital Appreciation Trust

      Lord, Abbett & Co.                                              Mid Cap Value Trust


      Manufacturers Adviser Corporation                               Pacific Rim Emerging Markets Trust
                                                                      Quantitative Equity Trust
                                                                      Quantitative Mid Cap Trust
                                                                      Equity Index Trust (C)
                                                                      Money Market Trust
                                                                      Index Trusts
                                                                      Lifestyle Trusts (B)
                                                                      Balanced Trust

      Massachusetts Financial Services Company                        Strategic Growth Trust
                                                                      Capital Opportunities Trust
                                                                      Utilities Trust

      Miller Anderson & Sherrerd, LLP                                 Value Trust
                                                                      High Yield Trust

      Munder Capital Management                                       Internet Technologies Trust

      Pacific Investment Management Company                           Global Bond Trust
                                                                      Total Return Trust

      Putnam Investment Management, L.L.C.                            Mid Cap Opportunities Trust
                                                                      Global Equity Trust

      Salomon Brothers Asset Management Inc                           U.S. Government Securities Trust
                                                                      Strategic Bond Trust

      SSgA Funds Management, Inc.                                     Growth Trust
                                                                      Lifestyle Trusts (B)

      T. Rowe Price Associates, Inc.                                  Science & Technology Trust
                                                                      Small Company Value Trust
                                                                      Health Sciences Trust
                                                                      Blue Chip Growth Trust
                                                                      Equity-Income Trust

      T. Rowe Price International, Inc.                               International Stock Trust

      Templeton Investment Counsel, Inc.                              International Value Trust

      Wellington Management Company, LLP                              Growth & Income Trust
                                                                      Investment Quality Bond Trust
                                                                      Mid Cap Stock Trust

      -----------------
      (A) Formerly, the Mid Cap Blend Trust.
      (B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.
      (C) The Equity Index Trust is available for policies issued to clients (corporations and other entities) who as of May 1, 2000 have at least one currently effective variable life insurance policy with the Company.


GENERAL INFORMATION ABOUT MANULIFE (USA) the Separate Account, and the Trust



Manulife USA


We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North

America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS


The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company (U.S.A.) have received the following ratings from independent rating agencies:


      Standard and Poor's Insurance Ratings Service:             AA+ (for financial strength)
      A.M.Best Company:                                          A++ (for financial strength)
      Fitch:                                                     AAA (for financial strength)
      Moody's Investors Service, Inc.:                           Aa2 (for financial strength)


These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manulife USA as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.


THE SEPARATE ACCOUNT


The Manufacturers Life Insurance Company of America ("ManAmerica") established its Separate Account Four (the "Separate Account") on March 17, 1987 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to Manulife USA As a result of this transaction, Manulife USA became the owner of all of ManAmerica's assets, including the assets of the Separate Account and assumed all of ManAmerica's obligations including those under the Policies. The ultimate parent of both ManAmerica and Manulife USA is Manulife Financial Corporation ("MFC"). The Separate Account holds assets that are segregated from all of Manulife USA's other assets. The Separate Account is currently used only to support variable life insurance policies.


ASSETS OF THE SEPARATE ACCOUNT


Manulife USA is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife USA Manulife USA will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife USA


REGISTRATION


The Separate Account is registered with the SEC under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife USA


THE TRUST


Each sub-account of the Separate Account will purchase shares only of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts and the Equity Index Trust, are subject to a Rule 12b-1 fee of .15% of a portfolio's Class A net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife USA to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyholders, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.



The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife USA will also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.


INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only for policies issued for applications dated prior to May 1,
2000).

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

ISSUING A POLICY

USE OF THE POLICY

The Policy is designed to provide to corporations and other entities life insurance coverage on their employees or other persons in whose lives they have an insurable interest. The Policy may be owned individually or by a corporation, trust, association, or similar entity. The Policy may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation plans, as a means of funding death benefit liabilities incurred under executive retirement plans, or as a source for funding cash flow obligations under such plans.

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not distinguish between the insured's sex and/or smoking status, with prior approval from the Company. A Policy will only be issued on the lives of insureds from ages 20 through 80.

Each Policy is issued with a Policy Date, an Effective Date and an Issue Date. The Policy Date is the date coverage takes effect under the Policy and the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company approves issuance of the Policy and the date the Company receives at least the minimum initial premium. The Issue Date is the date from which the Suicide and Incontestability provisions of the Policy are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at its service office, and

(ii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the life insured must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, the Policy will be canceled and any partial premiums paid will be returned to the applicant.

Regardless of whether or not a policy is backdated, Net Premiums received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust. As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts and/or Guaranteed Interest Account in accordance with the policyholder's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

MINIMUM INITIAL FACE AMOUNT


Manulife USA will issue a Policy only if it has a Face Amount of at least
$50,000.


BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

UNDERWRITING

The policies are offered on three underwriting bases, which vary by the amount of information required of the prospective insured. These bases are: short form underwriting, simplified underwriting, and regular (medical) underwriting. These are described in more detail below. Regardless of which underwriting procedure is used, the acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

SHORT FORM UNDERWRITING

Generally, the availability of short form underwriting depends on the characteristics of the Case, such as the number of lives to be insured and the amounts of insurance. Under Short Form underwriting, a proposed Insured is required to answer qualifying questions in the application, but is not required to submit to a medical or paramedical exam. Short form underwriting is generally available only up to issue age 65.

SIMPLIFIED UNDERWRITING

Like short form underwriting the availability of simplified underwriting depends on the characteristics of the Case. Under Simplified Underwriting, the proposed insured is required to respond satisfactorily to certain health questions in the application. Medical records, such as "Attending Physician's Statements" (APS's) are generally required. In some instances, a blood test may also be required.

REGULAR UNDERWRITING

If the requirements for short form or simplified underwriting are not satisfied, the Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

RIGHT TO EXAMINE THE POLICY


A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if the policyholder has a longer time. The Policy can be mailed or delivered to the Manulife USA agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to:


(a) the difference between payments made and amounts allocated to the Separate Account and the Guaranteed Interest Account; plus
(b) the value of the amount allocated to the Separate Account and the Guaranteed Interest Account as of the date the returned Policy is received by the Company; minus
(c) any partial withdrawals made and policy loans taken.

Some state laws require the refund of all premiums paid, without adjustment for the investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period, and the policyholder will receive a refund of all payments made less any partial withdrawals and policy loans taken.

If a policyholder requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If cancelled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyholder may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

DEATH BENEFITS

If the Policy is in force at the time of the life insured's death, the Company will pay an insurance benefit upon receipt of Due Proof of Death. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any supplementary benefits added to the Policy, less the Policy Debt and any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after the Company's receipt of a request for surrender, no insurance benefit will be payable, and the Company will pay only the Net Cash Surrender Value.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended. At the time of application, the policyholder may choose a Policy which uses either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVA Test"), the Policy's death benefit must be at least equal to the Minimum Death Benefit. There is no restriction on the amount of premiums that may be paid into a Policy. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any premium that would increase the net amount at risk under the Policy.

GUIDELINE PREMIUM TEST

The Guideline Premium Test ("GLP Test") restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit (described below). However, the Minimum Death Benefit Percentages are lower than those required under the Cash Value Accumulation Test.

Changes to the Policy may affect the maximum amount of premiums, such as:

-     A change in the policy's Face Amount.

-     A change in the death benefit option.

-     Partial Withdrawals.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company will require the policyholder to take a partial withdrawal. In addition, these changes could reduce the future premium limitations.

MINIMUM DEATH BENEFIT

Both the Cash Value Accumulation Test ("CVA Test") and the Guideline Premium Test ("GLP Test") require a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. The Minimum Death Benefit Percentages for each test are shown in the Table of Minimum Death Benefit Percentages.

                  TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES

         GLP TEST        CVA TEST               GLP TEST       CVA TEST
  AGE    PERCENT      MALE    FEMALE     AGE     PERCENT     MALE    FEMALE
  ---    -------      ----    ------     ---     -------     ----    ------
   20      250%       653%    779%        60       130%      192%     221%
   21      250%       634%    754%        61       128%      187%     214%
   22      250%       615%    730%        62       126%      182%     208%
   23      250%       597%    706%        63       124%      178%     203%
   24      250%       580%    684%        64       122%      174%     197%
   25      250%       562%    662%        65       120%      170%     192%
   26      250%       545%    640%        66       119%      166%     187%
   27      250%       528%    619%        67       118%      162%     182%
   28      250%       511%    599%        68       117%      159%     177%
   29      250%       494%    580%        69       116%      155%     173%
   30      250%       479%    561%        70       115%      152%     169%
   31      250%       463%    542%        71       113%      149%     164%
   32      250%       448%    525%        72       111%      146%     160%
   33      250%       433%    507%        73       109%      144%     156%
   34      250%       419%    491%        74       107%      141%     153%
   35      250%       406%    475%        75       105%      139%     149%
   36      250%       392%    459%        76       105%      136%     146%
   37      250%       380%    444%        77       105%      134%     143%
   38      250%       367%    430%        78       105%      132%     140%
   39      250%       356%    416%        79       105%      130%     138%
   40      250%       344%    403%        80       105%      129%     135%
   41      243%       333%    390%        81       105%      127%     133%
   42      236%       323%    378%        82       105%      125%     130%

         GLP TEST        CVA TEST               GLP TEST        CVA TEST
  AGE    PERCENT      MALE    FEMALE     AGE     PERCENT     MALE    FEMALE
  ---    -------      ----    ------     ---     -------     ----    ------

   43      229%       313%    366%        83       105%      124%     128%
   44      222%       303%    355%        84       105%      122%     126%
   45      215%       294%    344%        85       105%      121%     124%
   46      209%       285%    333%        86       105%      120%     123%
   47      203%       277%    323%        87       105%      119%     121%
   48      197%       268%    313%        88       105%      118%     119%
   49      191%       260%    304%        89       105%      116%     118%
   50      185%       253%    295%        90       105%      116%     117%
   51      178%       245%    286%        91       104%      115%     115%
   52      171%       238%    278%        92       103%      114%     114%
   53      164%       232%    270%        93       102%      112%     113%
   54      157%       225%    262%        94       101%      111%     112%
   55      150%       219%    254%        95       100%      110%     110%
   56      146%       213%    247%        96       100%      109%     109%
   57      142%       207%    240%        97       100%      107%     107%
   58      138%       202%    233%        98       100%      106%     106%
   59      134%       197%    227%        99       100%      105%     105%

DEATH BENEFIT OPTIONS

There are two death benefit options, described below.

DEATH BENEFIT OPTION 1

Under Option 1 the death benefit is the Face Amount of the Policy at the date of death or, if greater, the Minimum Death Benefit.

DEATH BENEFIT OPTION 2

Under Option 2 the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death or, if greater, the Minimum Death Benefit.

CHANGING THE DEATH BENEFIT OPTION

The death benefit option may be changed on the first day of any Policy month. The change will occur on the first day of the next Policy month which is 30 days after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value on the date of the change. The Policy will not be assessed a Surrender Charge for a reduction in Face Amount solely due to a change in the death benefit option.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value on the date of the change. No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this Prospectus, a policyholder may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT


Increases in Face Amount are subject to satisfactory evidence of insurability. An increase will become effective at the beginning of the Policy month following the date Manulife USA approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum Issue Age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in Face Amount will result in the Policy's being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. For purposes of determining the new Surrender Charges a portion of the premiums paid on or subsequent to the increase will be deemed to be premiums attributable to the increase. The portion attributable to the increase in any Policy Year will be the amount of premiums in excess of the sum of the Target Premiums for the (i) initial Face Amount during the first five Policy Years and (ii) all prior increases that are in effect at the time of the increase in Face Amount and have been in effect for less than five years.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. There will be no new Surrender Charges associated with these increases, since Surrender Charges will have already been assessed at the time of the prior decrease.

DECREASE IN FACE AMOUNT


A written request from a policyholder for a decrease in the Face Amount must be received by Manulife USA at least 30 days prior to the first day of a policy month for the change to take effect on the first day of that policy month. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.


SURRENDER CHARGES ASSESSED ON A DECREASE

A portion of a Policy's Surrender Charge will be deducted from the Policy Value on a decrease in Face Amount. Since Surrender Charges are determined separately for the initial Face Amount and each Face Amount Increase, the portion of the Surrender Charges to be deducted with respect to each level of insurance coverage will be determined separately. The portion of the Surrender Charge deducted with respect to a level of coverage will be equal to:

(a)   the amount of the decrease; divided by

(b)   the amount of the coverage prior to the decrease; multiplied by

(c)   the Surrender Charge for the coverage.

The charges will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value.

Whenever a portion of the surrender charges are deducted as a result of a decrease in Face Amount, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately prior to the decrease in Face Amount.

PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyholder's instructions.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each policy month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

EXCEPTION FOR CERTAIN STATES

Some state laws require the refund of all premiums paid, without adjustment for gains and losses of the Separate Account, if a Policy is returned during the right to examine period. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period. At the end of this period, the Policy Value in the Money Market Trust will be allocated among the Investment Accounts or the Guaranteed Interest Account. The Policy will state if a return of premiums is required.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the life insured, subject to the limitations on premium amount described below.


A Policy will be issued with a planned premium, which is based on the amount of premium the policyholder wishes to pay. Manulife USA will send notices to the policyholder setting forth the planned premium at the payment interval selected by the policyholder. However, the policyholder is under no obligation to make the indicated payment.


Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation. The maximum premium limitations are set forth in the Policy.

PREMIUM ALLOCATION

Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. Alternatively, a policyholder may specify the allocation of a specific premium payment in dollar amounts, so long as the total allocation among the Investment Accounts equals the Net Premium paid. A policyholder may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

CHARGES AND DEDUCTIONS

AMOUNT DEDUCTED FROM PREMIUMS


Manulife USA deducts an amount from each premium payment equal to 2.00% of the premium. Premium Loads are deducted in order to cover federal, state and local taxes on premium payments.


SURRENDER CHARGES

The Company will deduct a Surrender Charge if during the first 10 years following the Policy Date, or the effective date of a Face Amount increase:

-     the Policy is surrendered for its Net Cash Surrender Value,

-     a partial withdrawal is made in excess of the Free Partial Withdrawal
      Amount,

-     the Face Amount is decreased, or

-     the Policy lapses.

The Surrender Charge is expressed as a percentage of the total premiums paid from the Effective Date. However, premiums paid in any Policy Year in excess of the Target Premium, and premiums paid after the fifth Policy Year, are not counted in the determination of total premiums paid. Therefore, the timing of premium payments may affect the amount of the Surrender Charge. The percentages vary by Policy Year as follows:

      Policy Year               Percentage

           1                      10.00%
           2                       7.50%
           3                       5.00%
           4                       5.00%

      Policy Year               Percentage
           5                       5.00%
           6                       5.00%
           7                       4.00%
           8                       3.00%
           9                       2.00%
          10+                      0.00%

Although the percentages remain level or decrease as the Policy Year increases, the total dollar amount of Surrender Charges may increase, as the total premium paid increases.

The Target Premium is based on the Face Amount, as well as the insured's age at issue and sex, and is set forth in the Policy.

Depending upon the circumstances, including the premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and, therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal will result in the assessment of a portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Free Withdrawal Amount to the Net Cash Surrender Value of the Policy immediately prior to the withdrawal. The Surrender Charges will be deducted on a pro-rata basis from each of the Investment Accounts and the Guaranteed Interest Account. If the amount in the accounts are not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

FREE WITHDRAWAL AMOUNT

The Free Withdrawal Amount is equal to 10% of the Net Cash Surrender Value at the time of the withdrawal. In determining what, if any, portion of a partial withdrawal is in excess of the Free Withdrawal Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

MONTHLY CHARGES

On the Policy Date and at the beginning of each policy month, a deduction is due from the Policy Value to cover certain charges in connection with the Policy until the insured reaches age 100. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. The charges consist of:

(i)   a monthly administration charge;

(ii)  a monthly charge for the cost of insurance;

(iii) a monthly charge for any supplementary benefits added to the Policy.

Unless otherwise allowed by the Company and specified by the policyholder, the monthly deduction will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy value in each bears to the Net Policy Value.

ADMINISTRATION CHARGE

This charge will be equal to $12 per policy month, which is guaranteed not to increase. The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under a Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate and the net amount at risk are determined separately for the initial Face Amount and for each increase in Face Amount. In determining the net amount at risk, if there have been increases in the Face Amount, the Policy Value shall first be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, it shall then be considered a part of the additional increases in Face Amount resulting from the increases in the order of the increases.

The net amount at risk is equal to the greater of zero, or the result of
(a)minus (b) where:

(a) is the death benefit as of the first day of the month, divided by 1.0032737; and

(b) is the Policy Value as of the first day of the month.

The cost of insurance rate is based upon the following factors:

- the issue age, sex (unless unisex rates are required by law) and smoking status of the life insured;

-     the underwriting class of the Policy;

-     the number of years since issue or since an increase in Face Amount;

-     the amount of the Death Benefit in excess of the Face Amount; and

-     any extra charges for additional ratings indicated in the Policy.

Cost of insurance rates will generally increase with the life insured's age.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be changed from time to time on a basis which does not unfairly discriminate within the class of lives insured. In no event will the cost of insurance rate exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables.

CHARGES FOR SUPPLEMENTARY BENEFITS

If the Policy includes Supplementary Benefits, a charge will be made applicable to such Supplementary Benefit.

CHARGES ASSESSED AGAINST ASSETS OF THE INVESTMENT ACCOUNTS

A daily charge is assessed against amounts in the Investment Accounts equal to a percentage of the value of the Investment Account. This charge is to compensate the Company for the mortality and expense risks it assumes under the Policy. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge varies by Policy Year as follows:

                                                           Equivalent Annual
                               Daily Mortality and       Mortality and Expense
        Policy Year            Expense Risk Charge            Risk Charge
           1-10                    0.000020625%                  0.75%
            11+                    0.000010981%                  0.40%

CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a policy year.

REDUCTION IN CHARGES


The Policy is available for purchase by corporations and other groups or sponsoring organizations for multiple life sales. Manulife USA reserves the right to reduce any of the Policy's loads or charges on certain Cases where it is expected that the amount or nature of such Cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyholder, the nature of the relationship among the insured individuals, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which Manulife USA believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform Case basis. Reductions in charges will not be unfairly discriminatory to any policyholders.


COMPANY TAX CONSIDERATIONS

At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to such Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyholder by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Guaranteed Interest Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

GUARANTEED INTEREST ACCOUNT


Amounts in the Guaranteed Interest Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife USA For a detailed description of the Guaranteed Interest Account, see "The General Account - Guaranteed Interest Account".


LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Spread. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transaction are made on that day;

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and

(c) is a charge not exceeding the daily mortality and expense risk charge shown in the "Charges and Deductions - Charges Assessed Against Assets of the Investment Accounts" section.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

Due to the fact that the daily mortality and expense risk charge varies by Policy Years, two unit values will be calculated for each sub-account commencing 10 years after the effective date of the first Policy.

TRANSFERS OF POLICY VALUE

At any time, a policyholder may transfer Policy Value from one sub-account to another or to the Guaranteed Interest Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

These transfer privileges are subject to the Company's consent. The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust.

TRANSFER CHARGES

A policyholder may make up to twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of $25 per transfer. This charge will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the amount transferred from each bears to the total amount transferred. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

Transfers under the Dollar Cost Averaging and Asset Allocation Balancer programs, discussed below, do not count against the number of free transfers permitted per Policy Year.

TRANSFERS INVOLVING GUARANTEED INTEREST ACCOUNT

The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 25% of the Guaranteed Interest Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS


Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manulife USA will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.


POLICY LOANS

At any time while this Policy is in force, a policyholder may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan. Policy loans may have tax consequences, see "Tax Treatment of Policy Benefits - Policy Loan Interest."

MAXIMUM LOAN

The amount of any loan cannot exceed the amount which would cause the Policy Debt to equal the Loan Value of the Policy on the date of the loan.

LOAN VALUE

The Loan Value is equal to the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

EFFECT OF POLICY LOAN

A policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Guaranteed Interest Account. A policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.00%.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Guaranteed Interest Account and transferred to the Loan Account. The policyholder may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Spread. The Loan Spread varies by policy year as follows:

      Policy Year              Loan Spread
          1-10                    1.00%
         11-20                    0.50%
          21+                     0.25%

LOAN ACCOUNT ADJUSTMENTS

On the first day of each policy month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Guaranteed Interest Account. Amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Guaranteed Interest Account or the Investment Accounts. Loan repayments will be allocated to the Guaranteed Interest Account and each Investment Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER


A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manulife USA receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.


PARTIAL WITHDRAWALS

A policyholder may make a partial withdrawal of the Net Cash Surrender Value. The policyholder may specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a Partial Withdrawal see "Charges and Deductions - Surrender Charges."

REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges. Reductions in Face Amount resulting from partial withdrawals will not incur any Surrender Charges above the Surrender Charges applicable to the withdrawal.

If the death benefit is based upon the Policy Value times the minimum death benefit percentage set forth under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT

LAPSE


A Policy will go into default if at the beginning of any policy month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." Manulife USA will notify the policyholder of the default and will allow a 61 day grace period in which the policyholder may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.


DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

A policyholder can reinstate a Policy which has terminated after going into default at any time within the five year period following the date of termination subject to the following conditions:

(a)   The Policy must not have been surrendered for its Net Cash Surrender
      Value;


(b) Evidence of the life insured's insurability satisfactory to Manulife USA is furnished to the Company; and


(c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid to the Company.

THE GENERAL ACCOUNT


The general account of Manulife USA consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife USA has sole discretion over the investment of the assets of the general account.



By virtue of exclusionary provisions, interests in the general account of Manulife USA have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC. has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.


GUARANTEED INTEREST ACCOUNT


A policyholder may elect to allocate net premiums to the Guaranteed Interest Account or to transfer all or a portion of the Policy Value to the Guaranteed Interest Account from the Investment Accounts. Manulife USA will hold the reserves required for any portion of the Policy Value allocated to the Guaranteed Interest Account in its general account. Transfers from the Guaranteed Interest Account to the Investment Accounts are subject to restrictions.


POLICY VALUE IN THE GUARANTEED INTEREST ACCOUNT

The Policy Value in the Guaranteed Interest Account is equal to:

(a)   the portion of the net premiums allocated to it; plus

(b)   any amounts transferred to it; plus

(c)   interest credited to it; less

(d)   any charges deducted from it; less

(e)   any partial withdrawals from it; less

(f)   any amounts transferred from it.

INTEREST ON THE GUARANTEED INTEREST ACCOUNT


An allocation of Policy Value to the Guaranteed Interest Account does not entitle the policyholder to share in the investment experience of the general account. Instead, Manulife USA guarantees that the Policy Value in the Guaranteed Interest Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of the general account. Consequently, if a policyholder pays the planned premiums, allocates all net premiums only to the general account and makes no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.


OTHER PROVISIONS OF THE POLICY

POLICYHOLDER RIGHTS

Unless otherwise restricted by a separate agreement, the policyholder may:

-     Vary the premiums paid under the Policy.

-     Change the death benefit option.

-     Change the premium allocation for future premiums.

-     Transfer amounts between sub-accounts.

-     Take loans and/or partial withdrawals.

-     Surrender the contract.

-     Transfer ownership to a new owner.

- Name a contingent owner that will automatically become owner if the policyholder dies before the insured.

-     Change or revoke a contingent owner.

-     Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS


Manulife USA will not be bound by an assignment until it receives a copy of the assignment at its Service Office. Manulife USA assumes no responsibility for the validity or effects of any assignment.


BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyholder by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, the beneficiary may be changed by the policyholder during the life insured's lifetime by giving written notice to the Company in a form satisfactory to us. If the life insured dies and there is no surviving beneficiary, the policyholder, or the policyholder's estate if the policyholder is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, the Company will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY


Manulife USA will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the Issue Date. It will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.


MISSTATEMENT OF AGE OR SEX


If the life insured's stated age or sex or both in the Policy are incorrect, Manulife USA will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.


SUICIDE EXCLUSION


If the life insured, whether sane or insane, dies by suicide within two years from the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), Manulife USA will pay only the premiums paid less any partial withdrawals and any Policy Debt. If the life insured should die by suicide within two years after a Face Amount increase, the death benefit for the increase will be limited to the monthly deductions for the increase. At the discretion of the Company, this provision may be waived under some circumstances, such as policies purchased in conjunction with certain existing benefit plans.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including, in the case of a Policy owned by a corporation or other similar entity, a benefit permitting a change in the life insured (a taxable event). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost of any supplementary benefits will be deducted as part of the monthly deduction.

TAX TREATMENT OF THE POLICY


The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANULIFE USA DOES NOT MAKE ANY
GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.


The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.


The Company is taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, the Company's operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, the Company is not taxed on the investment income and capital gains of the Separate Account, but the Company may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. The Company's use of these tax credits or deductions will not adversely affect or benefit the Separate Account. The Company does not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if the Company is, it may impose a corresponding charge against the Separate Account.


LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 (the "Code").

2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

3. The Policy must be a valid life insurance contract under applicable state law.

4. The Policyholder must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the contract, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyholder pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how

Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

State regulations require that the policyholder have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyholder's gross income. The IRS has stated in published rulings that a variable policyholder will be considered the owner of separate account assets if the policyholder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyholder), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyholders were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyholder or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code.

CASH VALUES

Generally, the policyholder will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for a Policy; minus

(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyholder (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract or "MEC," to the extent such amount has been excluded from gross income, will be disregarded); plus

(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyholder.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MEC'S

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyholder of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyholder.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyholder in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MEC'S

Policies classified as MEC's will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

(b) Second, loans taken from or secured by such a Policy and assignments and pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

      (i)   is made on or after the policyholder attains age 59 1/2;

      (ii)  is attributable to the policyholder becoming disabled; or

      (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyholder or the joint lives (or joint life expectancies) of the policyholder and the policyholder's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyholder should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change generally depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven policy years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium is received which would cause the Policy to become a MEC within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyholder). The policyholder will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyholder does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause the Policy to become a MEC more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyholder. The portion of the premium which is not excess will be applied as of the date received. The policyholder will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyholder during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies bear to the average adjusted bases for all assets of the taxpayer.

If the Policyholder is an individual, and if the taxpayer is a business and is not the Policyholder, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES

A policyholder generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by the Company or another insurance company, except to the extent that the policyholder receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyholder's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the Insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyholder and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity-split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)   the value each year of the life insurance protection provided;

(b)   an amount equal to any employer-paid premiums; or

(c) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS


As long as the Policy is in force, Manulife USA will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Guaranteed Interest Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.


REPORTS TO POLICYHOLDERS


Within 30 days after each Policy Anniversary, Manulife USA will send the policyholder a statement showing, among other things:


-     the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Guaranteed Interest Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-     the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-     any other information required by law.

Each policyholder will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES


Manulife Financial Securities, LLC ("Manulife Services"), an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife USA Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities. is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The managing member of Manulife Services is Manulife USA The Policies will be sold by registered representatives of either Manulife Securities or other broker-dealers having distribution agreements with Manulife Services who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.



A registered representative will receive commissions not to exceed 15% of premiums paid up to the Target Premium, and 2.5% of premiums paid in excess of the Target Premium in Policy Years 1 through 5, commissions of 2.5% of premiums paid in Policy Years 6 and later, and after the fifth anniversary 0.20% of the Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife USA or Manufacturers Life will be eligible for additional compensation.



RESPONSIBILITIES OF MFC



MFC entered into an agreement with Manulife Securities pursuant to which MFC, on behalf of Manulife Securities will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse MFC for all sales commissions paid by MFC and will pay MFC for its other services under the agreement in such amounts and at such times as agreed to by the parties.



MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide to Manulife USA with issue, administrative, general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies including the Policies.


VOTING RIGHTS


As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife USA is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife USA will vote shares held in the sub-accounts in accordance with instructions received from policyholders having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyholders are received, including shares not attributable to the Policies, will be voted by Manulife USA in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife USA to vote shares held in the Separate Account in its own right, it may elect to do so.



The number of shares in each sub-account for which instructions may be given by a policyholder is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife USA, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.



Manulife USA may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that the Company reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife USA does disregard voting instructions, it will advise policyholders of that action and its reasons for such action in the next communication to policyholders.


SUBSTITUTION OF PORTFOLIO SHARES


It is possible that in the judgment of the management of Manulife USA, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife USA may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.


Manulife USA also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.


RECORDS AND ACCOUNTS


McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339, will act as a Transfer Agent on behalf of Manulife USA as it relates to the Policies described in this Prospectus. In the role of a Transfer Agent, McCamish Systems will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals and fund transfers on behalf of the Company.


All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by McCamish Systems on behalf of the Company.

STATE REGULATIONS


Manulife USA is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.



Manulife USA is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.


LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.


INDEPENDENT AUDITORS



The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000 and the financial statements of Separate Account Four of The Manufacturers Life Insurance Company of America at
December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.


For further information you may also contact Manulife USA's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS


              POSITION WITH
              MANULIFE USA
NAME                            PRINCIPAL OCCUPATION

James Boyle   Director          President of U.S. Annuities, Manulife Financial, July
(42)**                          1999 to present; Vice President, Institutional
                                Markets, Manulife Financial, May 1998 to June
                                1999; Vice President, Administration of U.S.
                                Annuities, Manulife Financial, September 1996 to
                                May 1998; Vice President, Treasurer and Chief
                                Administrative Officer, North American Funds,
                                June 1994 to September 1996.

Robert A.     Senior Vice       Senior Vice President, U.S. Individual Insurance, The
Cook (45)**   President, U.S.   Manufacturers Life Insurance Company, January 1999 to
              Insurance;        present; Vice President, Product Management, The
              Director          Manufacturers Life Insurance Company, January 1996 to
                                December 1998; Sales and Marketing Director, The
                                Manufacturers Life Insurance Company, 1994 to
                                1995.

Peter         Vice President,   Vice President & Treasurer, The Manufacturers Life
Copestake     Finance           Insurance Company, November 1999 to present; Vice
(45)***                         President, Asset Liability Management, Canadian
                                Imperial Bank of Commerce (CIBC), 1991 to 1999;
                                Director, Capital Management, Bank of Montreal,
                                1986-1990; Inspector General of Banks,
                                Department of Finance, 1980-1985.

John D.       Chairman and      Executive Vice President, U.S. Operation, The
DesPrez       President         Manufacturers Life Insurance Company, January 1999 to
III(44)**                       date; Senior Vice President, U.S. Annuities, The
                                Manufacturers Life Insurance Company, September
                                1996 to December 1998; President of The
                                Manufacturers Life Insurance Company of North
                                America, September 1996 to December, 1998; Vice
                                President, Mutual Funds, North American Security
                                Life Insurance Company , January 1995 to
                                September 1996.

James D.      Vice President,   Vice President, US Law and Government Relations, U.S.
Gallagher     Secretary and     Operations, The Manufacturers Life Insurance Company,
(45)**        General Counsel   January 1996 to present; President, The Manufacturers
                                Life Insurance Company of New York, August 1999
                                to present, Vice President, Secretary and
                                General Counsel, The Manufacturers Life
                                Insurance Company of America, January 1997 to
                                present; Secretary and General Counsel,
                                Manufacturers Adviser Corporation, January 1997
                                to present; Vice President, Secretary and
                                General Counsel, The Manufacturers Life
                                Insurance Company of North America, 1994 to
                                present.

Donald        Executive Vice    Executive Vice President & Chief Investment Officer,
Guloien       President and     The Manufacturers Life Insurance Company, March 2001
(44)***       Chief Investment  to Present; Executive Vice President, Business
              Officer           Development, The Manufacturers Life Insurance
                                Company, January 1999 to March 2001; Senior Vice
                                President, Business Development, The
                                Manufacturers Life Insurance Company, 1994 to
                                December 1998.

Geoffrey Guy  Director          Executive Vice President and Chief Actuary, The
(53)***                         Manufacturers Life Insurance Company, February 2000 to
                                present; Senior Vice President and Chief
                                Actuary, The Manufacturers Life Insurance
                                Company, 1996 to 2000; Vice President and Chief
                                Actuary, The Manufacturers Life Insurance
                                Company, 1993 to 1996; Vice President and Chief
                                Financial Officer, U.S. Operations, The
                                Manufacturers Life Insurance Company, 1987 to
                                1993.

John Lyon     Vice President    Vice President & Chief Financial Officer, Investments,
(48) ***      and Chief         The Manufacturers Life Insurance Company; April 2001
              Financial         to Present;   Vice President, Business Development,
              Officer,          The Manufacturers Life Insurance Company, 1995-2001;
              Investments;      Assistant Vice President, Business Development, The
              Director          Manufacturers Life Insurance Company, 1994-1995;
                                Director/Manager, Corporate Finance, The Manufacturers
                                Life Insurance Company, 1992-1994.

James         Senior Vice       Senior Vice President, U.S. Pensions, The
O'Malley      President, U.S.   Manufacturers Life Insurance Company, January 1999 to
(54)***       Group Pension;    present; Vice President, Systems New Business
              Director          Pensions, The Manufacturers Life Insurance Company,
                                1984 to December 1998.


              POSITION WITH
              MANULIFE USA
NAME                            PRINCIPAL OCCUPATION
Rex           Director          Member, Dykema Gossett, PLLC, 1982 to present
Schlaybaugh,
Jr.  (51)****

John Ostler   Vice President    Vice President and Chief Financial Officer, U.S.
(47)**        and Chief         Operations, The Manufacturers Life Insurance Company,
              Financial         Officer October 1, 2000 to present; Vice
                                President and Corporate Actuary, The
                                Manufacturers Life Insurance Company, March 1998
                                to September 2000; Vice President & CFO U.S.
                                Individual Insurance, The Manufacturers Life
                                Insurance Company, 1992 to March 1998; Vice
                                President, U.S. Insurance Products, The
                                Manufacturers Life Insurance Company, 1990 -
                                1992; Assistant Vice President & Pricing
                                Actuary, US Insurance, The Manufacturers Life
                                Insurance Company, 1988-1990.

Warren        Senior Vice       Senior Vice President, Investments, The Manufacturers
Thomson       President,        Life Insurance Company, May 2001 to Present;
(46)***       Investments       President, Norfolk Capital Partners Inc. 2000 - May
                                2001; Managing Director, Public Sector Finance, New
                                Capital Group Inc. 1995-2000; Tax Partner, Coopers &
                                Lybrand Chartered Accounts, 1994-1995; Taxation Vice
                                President, The Manufacturers Life Insurance Company,
                                1987-1994.

Denis Turner  Vice President    Vice President and Chief Accountant, U.S. Division,
(44)***       and Treasurer     The Manufacturers Life Insurance Company, May 1999 to
                                present; Vice President and Treasurer, The
                                Manufacturers Life Insurance Company of America,
                                May 1999 to present; Assistant Vice President,
                                Financial Operations, Reinsurance Division, The
                                Manufacturers Life Insurance Company, February
                                1998 to April 1999; Assistant Vice President &
                                Controller, Reinsurance Division, The
                                Manufacturers Life Insurance Company, November
                                1995, to January 1998, Assistant Vice President,
                                Corporate Controllers, The Manufacturers Life
                                Insurance Company, January 1989 to October 1995.


** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

*** Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.

**** Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

DEATH BENEFIT SCHEDULE WITH FLEXIBLE TERM INSURANCE OPTION

A Policy can be issued with a schedule of death benefits which may vary by Policy Year. The entire schedule is called the Death Benefit Schedule. The Death Benefit Schedule will provide flexible term insurance to age 100. The amount of death benefit shown in the Death Benefit Schedule for any Policy Year is called the Scheduled Annual Death Benefit for that Policy Year. Any amount of Scheduled Annual Death Benefit over and above the death benefit provided by the Policy will be provided by Flexible Term Insurance (the "Rider"). The combined death benefit of the Policy and Rider may be the Scheduled Annual Death Benefit alone (similar to Death Benefit Option 1), or the Scheduled Annual Death Benefit plus the Policy Value (similar to Death Benefit Option 2).

A Policy may be combined with the Rider to result in an initial Scheduled Annual Death Benefit equal to the same Face Amount that could be acquired under the Policy alone. Depending upon the amount of premium paid into the Policy, combining the Policy and the Rider may result in a surrender charge for the Policy that is lower than the surrender charge provided under the Policy alone. In addition, current cost of insurance rates for the Rider are less than those for the Policy in the first fifteen Policy years, but greater than the rates for the Policy in Policy Year 16 and later.

A policyholder may, upon written request, change the Death Benefit Schedule. A written request for a change which results in a decrease to the Scheduled Annual Death Benefit must be received at least 30 days prior to the first day of a policy month for the change to take effect as of that policy month. A written request for a change which results in an increase to the Scheduled Annual Death Benefit in any Policy Year will take effect at the beginning of the month following the date the Company approves the request. Increases in the Death Benefit Schedule are subject to evidence of insurability satisfactory to the Company, A requested decrease in the Schedule will require a decrease in the Policy's Face Amount if the new Death Benefit Schedule in any year is less than the Face

Amount. In this case, the Face Amount will be reduced to the Scheduled Annual Death Benefit. If a decrease in Face Amount is required, Surrender Charges will be assessed as provided under "Decrease in Face Amount - Surrender Charges Assessed on a Decrease".

If the policyholder changes the Death Benefit Option of the Policy from Death Benefit Option 2 to Death Benefit Option 1 and if the Face Amount of the Policy after the change would be greater than the Scheduled Annual Death Benefit in effect at the time of the change, then the Face Amount after the change will be equal to the Scheduled Annual Death Benefit.

If the Face Amount of the Policy is increased then the Scheduled Annual Death Benefit for all Policy Years after and including the effective date of the change will be increased by the same amount. If the Face Amount of the Policy is decreased then the Scheduled Annual Death Benefit for all Policy Years after and including the effective date of the change will be decreased by the same amount. This provision does not apply to increases or decreases in Face Amount due to a change in the Death Benefit Option.

If in any Policy Year, the Face Amount is greater than the Scheduled Annual Death Benefit for that Policy Year, the Face Amount will be reduced to be equal to the Scheduled Annual Death Benefit. If the Face Amount is decreased, Surrender Charges will be assessed as provided under "Decrease in Face Amount - Surrender Charges Assessed on a Decrease."

Year to year changes within the Death Benefit Schedule, as well as a change in the Death Benefit Schedule itself, may also have an effect on the maximum amount of premium that a policyholder may pay into a Policy. The Company will inform you of any such change. The Company reserves the right to limit a change in the Death Benefit Schedule so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

The Rider is subject to the same Incontestability, Misstatement of Age or Sex, and Suicide Exclusion provisions as the Policy.

The Rider terminates on the termination date of the Policy. The policyholder may, however, terminate the Rider prior to the termination date of the Policy by sending the Company a written request to terminate the Rider. The Rider will then terminate at the end of the month in which the Company receives the request.

                                   APPENDIX A
ILLUSTRATIONS

The following tables illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

ASSUMPTIONS

- Hypothetical gross annual investment returns for the Portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.

-     An Insured who is a male, Issue Age 45, non-smoker.

-     A Face Amount of $365,000 in all Policy Years.

- Payment of an annual premium of $20,000 each year for the first seven Policy Years. Premiums are paid on the Policy Anniversary.

- All Premiums are allocated to and remain in the Variable Account for the entire period shown.

-     There are no transfers, partial withdrawals, or policy loans.

- Tables 1, 2, and 3 assume regular underwriting. Tables 4, 5, and 6 assume short form underwriting.

-     The Cash Value Accumulation Test is used.

- The illustrations assume all charges currently assessed against the Policy, including monthly cost of insurance charges and administrative charges and mortality and expense risk charges. The first set of columns in each table, under the heading "Current Charges", assumes cost of insurance rates currently expected to be charged. The second set of columns, under the heading "Guaranteed Charges", assumes maximum cost of insurance rates.

- The amounts shown in the Tables also take into account the Portfolios' advisory fees and operating expenses, which are assumed to be at an annual rate of 0.968% of the average daily net assets of the portfolio.

The Death Benefits, Policy Values, and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6%, and 12%, but fluctuated over and under those averages throughout the years. The values would also be different depending on the allocation of a Policy's total Policy Value among the sub-accounts, if the actual rates of return averaged 0%, 6%, or 12%, but the rates of each Portfolio varied above and below such averages.

The gross annual rates of returns correspond to net annual rates of return according to the table below:

                                              Gross Rate of Return

                     Policy Year          0.00%          6.00%        12.00%
                   -------------------------------------------------------------
Net Rate                1-10             -1.558%         4.349%       10.256%
of Return               11+              -1.260%         4.664%       10.589%

Current cost of insurance charges are not guaranteed and may be changed.

The illustrations reflect the expense reimbursement in effect for the Science & Technology, International Stock, Blue Chip Growth, Health Sciences Trust, Small Company Value Trust, Equity-Income and Lifestyle Trusts and the expense limitations in effect for the Capital Appreciation and Index Trusts. In the absence of such expense reimbursement and expense limitation, the average of the Portfolios' current expenses would have been 0.981% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -1.719%, 4.178% and 10.075% for Policy Years 1-10 and -1.372%, 4.546% and 10.463% for Policy Years 11 and after. The expense reimbursement for the Life-style Trusts and the expense limitation for the Equity Index Trust remained in effect during the fiscal year ended December 31, 2000 and are expected to remain in effect during the fiscal year ending December 31, 2001. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

Upon request, the Company will furnish a comparable illustration based on the proposed life insured's Issue Age, sex and risk class, any additional ratings and the death benefit option, Face Amount, Death Benefit Schedule (if applicable), and planned premium requested. Illustrations for smokers would show less favorable results than the illustration shown in this prospectus.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed or using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables.

The Policies were first sold to the public on September 11, 1998. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be the same as for the first full year the Policies were offered.

                         Table 1 - Regular Underwriting
                  Hypothetical Gross Investment Return of 0.00%

                                                         Current Charges
------------------------------------------------------------------------------------------------------------------------------------
                   Premium      Policy       plus       less       less       plus       Policy                Net Cash     Death
Pol     Annual      Accum       Value        Net        Admin      Cost      Invest      Value        Surr     Surrender    Benefit
Year   Premium      at 5%       Beg Yr      Premium     Fees       of Ins    Earning     End Yr       Charge     Value      End Yr

 1      20,000      21,000           0      19,600       144         761       -298      18,397       2,000      16,397    365,000
 2      20,000      43,050      18,397      19,600       144       1,015       -582      36,256       3,000      33,256    365,000
 3      20,000      66,203      36,256      19,600       144       1,235       -858      53,619       3,000      50,619    365,000
 4      20,000      90,513      53,619      19,600       144       1,317     -1,128      70,630       4,000      66,630    365,000
 5      20,000     116,038      70,630      19,600       144       1,346     -1,393      87,347       5,000      82,347    365,000
 6      20,000     142,840      87,347      19,600       144       1,392     -1,653     103,759       5,000      98,759    365,000
 7      20,000     170,982     103,759      19,600       144       1,429     -1,908     119,877       4,000     115,877    365,000
 8           0     179,531     119,877           0       144       1,580     -1,853     116,301       3,000     113,301    365,000
 9           0     188,508     116,301           0       144       1,770     -1,795     112,591       2,000     110,591    365,000
10           0     197,933     112,591           0       144       2,007     -1,736     108,705           0     108,705    365,000
11           0     207,830     108,705           0       144       2,052     -1,355     105,154           0     105,154    365,000
12           0     218,221     105,154           0       144       2,058     -1,310     101,641           0     101,641    365,000
13           0     229,132     101,641           0       144       2,013     -1,266      98,218           0      98,218    365,000
14           0     240,589      98,218           0       144       1,830     -1,225      95,019           0      95,019    365,000
15           0     252,619      95,019           0       144       1,494     -1,186      92,195           0      92,195    365,000
16           0     265,249      92,195           0       144       1,654     -1,150      89,247           0      89,247    365,000
17           0     278,512      89,247           0       144       1,825     -1,111      86,166           0      86,166    365,000
18           0     292,438      86,166           0       144       2,016     -1,071      82,934           0      82,934    365,000
19           0     307,059      82,934           0       144       2,210     -1,029      79,551           0      79,551    365,000
20           0     322,412      79,551           0       144       2,415       -985      76,007           0      76,007    365,000
25           0     411,489      59,251           0       144       4,295       -717      54,096           0      54,096    365,000
30           0     525,176      27,347           0       144       8,323       -287      18,593           0      18,59     365,000

                                                           Guaranteed Charges
------------------------------------------------------------------------------------------------------------------------------------
                   Premium     Policy        plus       less       less       plus       Policy               Net Cash      Death
Pol     Annual      Accum       Value        Net        Admin      Cost      Invest      Value       Surr     Surrender    Benefit
Year    Premium     at 5%      Beg Yr       Premium     Fees      of Ins    Earning      End Yr      Charge     Value       End Yr
 1      20,000      21,000           0      19,600       144       1,570       -319      17,567      2,000      15,567     365,000
 2      20,000      43,050      17,567      19,600       144       1,613       -618      34,793      3,000      31,793     365,00
 3      20,000      66,203      34,793      19,600       144       1,653       -911      51,685      3,000      48,685     365,000
 4      20,000      90,513      51,685      19,600       144       1,687     -1,199      68,255      4,000      64,255     365,000
 5      20,000     116,038      68,255      19,600       144       1,723     -1,482      84,506      5,000      79,506     365,000
 6      20,000     142,840      84,506      19,600       144       1,754     -1,759     100,449      5,000      95,449     365,000
 7      20,000     170,982     100,449      19,600       144       1,793     -2,030     116,082      4,000     112,082     365,000
 8           0     179,531     116,082           0       144       1,987     -1,961     111,991      3,000     108,991     365,000
 9           0     188,508     111,991           0       144       2,210     -1,889     107,747      2,000     105,747     365,000
10           0     197,933     107,747           0       144       2,467     -1,814     103,322          0     103,322     365,000
11           0     207,830     103,322           0       144       2,748     -1,383      99,046          0      99,046     365,000
12           0     218,221      99,046           0       144       3,058     -1,323      94,521          0      94,521     365,000
13           0     229,132      94,521           0       144       3,391     -1,259      89,728          0      89,728     365,000
14           0     240,589      89,728           0       144       3,757     -1,191      84,636          0      84,636     365,000
15           0     252,619      84,636           0       144       4,160     -1,119      79,213          0      79,213     365,000
16           0     265,249      79,213           0       144       4,619     -1,042      73,408          0      73,408     365,000
17           0     278,512      73,408           0       144       5,144       -959      67,161          0      67,161     365,000
18           0     292,438      67,161           0       144       5,752       -870      60,395          0      60,395     365,000
19           0     307,059      60,395           0       144       6,461       -773      53,018          0      53,018     365,000
20           0     322,412      53,018           0       144       7,277       -666      44,930          0      44,930     365,000
25           0     411,489       3,345           0        36       3,269         -4           0          0           0           0
30           0     525,176           0           0         0           0          0           0          0           0           0


- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                         Table 2 - Regular Underwriting
                  Hypothetical Gross Investment Return of 6.00%

                                                        Current Charges
------------------------------------------------------------------------------------------------------------------------------------
                   Premium      Policy      plus       less       less        plus      Policy                Net Cash      Death
Pol     Annual      Accum       Value        Net       Admin      Cost       Invest     Value        Surr     Surrender    Benefit
Year    Premium     at 5%       Beg Yr     Premium     Fees       of Ins     Earning    End Yr       Charge     Value      End Yr
  1     20,000      21,000           0     19,600       144         760         831      19,527      2,000      17,527     365,000
  2     20,000      43,050      19,527     19,600       144       1,008       1,675      39,650      3,000      36,650     365,000
  3     20,000      66,203      39,650     19,600       144       1,215       2,545      60,436      3,000      57,436     365,000
  4     20,000      90,513      60,436     19,600       144       1,276       3,448      82,063      4,000      78,063     365,000
  5     20,000     116,038      82,063     19,600       144       1,277       4,388     104,630      5,000      99,630     365,000
  6     20,000     142,840     104,630     19,600       144       1,281       5,370     128,175      5,000     123,175     365,000
  7     20,000     170,982     128,175     19,600       144       1,273       6,394     152,752      4,000     148,752     374,242
  8          0     179,531     152,752          0       144       1,358       6,608     157,858      3,000     154,858     375,703
  9          0     188,508     157,858          0       144       1,473       6,828     163,069      2,000     161,069     378,320
 10          0     197,933     163,069          0       144       1,605       7,051     168,371          0     168,371     378,834
 11          0     207,830     168,371          0       144       1,584       7,810     174,452          0     174,452     382,050
 12          0     218,221     174,452          0       144       1,534       8,095     180,868          0     180,868     385,250
 13          0     229,132     180,868          0       144       1,448       8,396     187,672          0     187,672     388,482
 14          0     240,589     187,672          0       144       1,281       8,718     194,965          0     194,965     393,829
 15          0     252,619     194,965          0       144       1,027       9,064     202,857          0     202,857     399,629
 16          0     265,249     202,857          0       144       1,111       9,430     211,033          0     211,033     405,184
 17          0     278,512     211,033          0       144       1,196       9,809     219,503          0     219,503     410,470
 18          0     292,438     219,503          0       144       1,289      10,202     228,272          0     228,272     415,455
 19          0     307,059     228,272          0       144       1,397      10,608     237,339          0     237,339     422,464
 20          0     322,412     237,339          0       144       1,513      11,028     246,711          0     246,711     429,276
 25          0     411,489     287,160          0       144       2,350      13,331     297,997          0     297,997     461,896
 30          0     525,176     343,828          0       144       3,771      15,939     355,852          0     355,852     501,751

                                                         Guaranteed Charges
------------------------------------------------------------------------------------------------------------------------------------
                   Premium     Policy       plus       less       less        plus      Policy                 Net Cash      Death
Pol     Annual      Accum       Value       Net        Admin      Cost       Invest      Value        Surr     Surrender     Benefit
Year    Premium     at 5%      Beg Yr      Premium     Fees       of Ins     Earning    End Yr        Charge     Value       End Yr
 1      20,000      21,000           0     19,600       144       1,568         783      18,671       2,000      16,671     365,000
 2      20,000      43,050      18,671     19,600       144       1,602       1,565      38,090       3,000      35,090     365,000
 3      20,000      66,203      38,090     19,600       144       1,627       2,378      58,297       3,000      55,297     365,000
 4      20,000      90,513      58,297     19,600       144       1,637       3,225      79,341       4,000      75,341     365,000
 5      20,000     116,038      79,341     19,600       144       1,638       4,107     101,266       5,000      96,266     365,000
 6      20,000     142,840     101,266     19,600       144       1,620       5,027     124,128       5,000     119,128     365,000
 7      20,000     170,982     124,128     19,600       144       1,592       5,985     147,977       4,000     143,977     365,000
 8           0     179,531     147,977          0       144       1,702       6,161     152,292       3,000     149,292     365,000
 9           0     188,508     152,292          0       144       1,825       6,339     156,662       2,000     154,662     365,000
10           0     197,933     156,662          0       144       1,961       6,519     161,076           0     161,076     365,000
11           0     207,830     161,076          0       144       2,099       7,289     166,122           0     166,122     365,000
12           0     218,221     166,122          0       144       2,239       7,515     171,254           0     171,254     365,000
13           0     229,132     171,254          0       144       2,375       7,746     176,480           0     176,480     365,314
14           0     240,589     176,480          0       144       2,515       7,981     181,802           0     181,802     367,239
15           0     252,619     181,802          0       144       2,660       8,220     187,218           0     187,218     368,819
16           0     265,249     187,218          0       144       2,815       8,463     192,722           0     192,722     370,026
17           0     278,512     192,722          0       144       2,980       8,710     198,307           0     198,307     370,835
18           0     292,438     198,307          0       144       3,157       8,960     203,966           0     203,966     371,219
19           0     307,059     203,966          0       144       3,373       9,213     209,662           0     209,662     373,199
20           0     322,412     209,662          0       144       3,607       9,467     215,378           0     215,378     374,758
25           0     411,489     238,441          0       144       4,752      10,751     244,296           0     244,296     378,659
30           0     525,176     267,313          0       144       6,365      12,028     272,832           0     272,832     384,693


- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                         Table 3 - Regular Underwriting
                 Hypothetical Gross Investment Return of 12.00%

                                                             Current Charges
------------------------------------------------------------------------------------------------------------------------------------
                     Premium    Policy        plus     less      less      plus         Policy               Net Cash       Death
 Pol     Annual      Accum      Value         Net      Admin     Cost      Invest       Value       Surr     Surrender      Benefit
 Year    Premium     at 5%      Beg Yr       Premium   Fees     of Ins     Earning      End Yr      Charge     Value        End Yr
  1      20,000      21,000            0     19,600     144        759       1,961       20,658     2,000       18,658      365,000
  2      20,000      43,050       20,658     19,600     144      1,002       4,066       43,178     3,000       40,178      365,000
  3      20,000      66,203       43,178     19,600     144      1,194       6,365       67,806     3,000       64,806      365,000
  4      20,000      90,513       67,806     19,600     144      1,232       8,889       94,918     4,000       90,918      365,000
  5      20,000     116,038       94,918     19,600     144      1,198      11,671      124,848     5,000      119,848      365,000
  6      20,000     142,840      124,848     19,600     144      1,199      14,741      157,846     5,000      152,846      399,350
  7      20,000     170,982      157,846     19,600     144      1,358      18,117      194,060     4,000      190,060      475,448
  8           0     179,531      194,060          0     144      1,468      19,815      212,264     3,000      209,264      505,188
  9           0     188,508      212,264          0     144      1,607      21,674      232,187     2,000      230,187      538,674
 10           0     197,933      232,187          0     144      1,754      23,710      253,999         0      253,999      571,497
 11           0     207,830      253,999          0     144      1,771      26,787      278,871         0      278,871      610,727
 12           0     218,221      278,871          0     144      1,771      29,421      306,377         0      306,377      652,583
 13           0     229,132      306,377          0     144      1,757      32,335      336,810         0      336,810      697,197
 14           0     240,589      336,810          0     144      1,696      35,561      370,531         0      370,531      748,473
 15           0     252,619      370,531          0     144      1,621      39,136      407,902         0      407,902      803,567
 16           0     265,249      407,902          0     144      1,949      43,075      448,884         0      448,884      861,857
 17           0     278,512      448,884          0     144      2,329      47,393      493,804         0      493,804      923,413
 18           0     292,438      493,804          0     144      2,777      52,125      543,007         0      543,007      988,273
 19           0     307,059      543,007          0     144      3,341      57,303      596,826         0      596,826    1,062,350
 20           0     322,412      596,826          0     144      3,988      62,966      655,660         0      655,660    1,140,849
 25           0     411,489      951,058          0     144      8,326     100,233    1,042,821         0    1,042,821    1,616,372
 30           0     525,176    1,500,172          0     144     17,039     157,892    1,640,882         0    1,640,882    2,313,643

                                                           Guaranteed Charges
------------------------------------------------------------------------------------------------------------------------------------
                   Premium     Policy       plus      less       less       plus       Policy                Net Cash      Death
Pol    Annual      Accum      Value       Net          Admin     Cost      Invest      Value      Surr      Surrender      Benefit
Year   Premium     at 5%      Beg Yr      Premium      Fees     of Ins     Earning     End Yr     Charge      Value        End Yr
 1     20,000      21,000            0    19,600       144      1,566       1,886       19,776     2,000       17,776      365,000
 2     20,000      43,050       19,776    19,600       144      1,592       3,879       41,520     3,000       38,520      365,000
 3     20,000      66,203       41,520    19,600       144      1,600       6,073       65,449     3,000       62,449      365,000
 4     20,000      90,513       65,449    19,600       144      1,583       8,488       91,810     4,000       87,810      365,000
 5     20,000     116,038       91,810    19,600       144      1,541      11,150      120,875     5,000      115,875      365,000
 6     20,000     142,840      120,875    19,600       144      1,504      14,085      152,912     5,000      147,912      386,866
 7     20,000     170,982      152,912    19,600       144      1,888      17,298      187,777     4,000      183,777      460,054
 8          0     179,531      187,777         0       144      2,132      18,825      204,326     3,000      201,326      486,295
 9          0     188,508      204,326         0       144      2,428      20,479      222,233     2,000      220,233      515,581
10          0     197,933      222,233         0       144      2,744      22,269      241,614         0      241,614      543,633
11          0     207,830      241,614         0       144      3,114      25,136      263,492         0      263,492      577,048
12          0     218,221      263,492         0       144      3,529      27,406      287,225         0      287,225      611,790
13          0     229,132      287,225         0       144      3,968      29,868      312,981         0      312,981      647,870
14          0     240,589      312,981         0       144      4,484      32,538      340,891         0      340,891      688,601
15          0     252,619      340,891         0       144      5,045      35,432      371,134         0      371,134      731,133
16          0     265,249      371,134         0       144      5,670      38,566      403,886         0      403,886      775,461
17          0     278,512      403,886         0       144      6,362      41,960      439,340         0      439,340      821,565
18          0     292,438      439,340         0       144      7,133      45,632      477,694         0      477,694      869,403
19          0     307,059      477,694         0       144      8,092      49,597      519,055         0      519,055      923,918
20          0     322,412      519,055         0       144      9,161      53,872      563,622         0      563,622      980,702
25          0     411,489      779,012         0       144     15,930      80,736      843,674         0      843,674    1,307,695
30          0     525,176    1,152,535         0       144     28,157     119,197    1,243,431         0    1,243,431    1,753,238


- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                        Table 4 - Short Form Underwriting
                  Hypothetical Gross Investment Return of 0.00%

                                                             Current Charges
------------------------------------------------------------------------------------------------------------------------------------
                 Premium     Policy      plus        less      less     plus       Policy              Net Cash    Death
Pol    Annual     Accum      Value       Net         Admin     Cost     Invest     Value       Surr    Surrender   Benefit
Year   Premium    at 5%      Beg Yr     Premium      Fees     of Ins    Earning    End Yr      Charge    Value     End Yr
 1     20,000     21,000          0     19,600        144        873      -297     18,286      2,000     16,286    365,000
 2     20,000     43,050     18,286     19,600        144      1,059      -580     36,104      3,000     33,104    365,000
 3     20,000     66,203     36,104     19,600        144      1,273      -856     53,431      3,000     50,431    365,000
 4     20,000     90,513     53,431     19,600        144      1,489    -1,124     70,274      4,000     66,274    365,000
 5     20,000    116,038     70,274     19,600        144      1,656    -1,385     86,690      5,000     81,690    365,000
 6     20,000    142,840     86,690     19,600        144      1,692    -1,640    102,814      5,000     97,814    365,000
 7     20,000    170,982    102,814     19,600        144      1,683    -1,891    118,696      4,000    114,696    365,000
 8          0    179,531    118,696          0        144      1,819    -1,832    114,900      3,000    111,900    365,000
 9          0    188,508    114,900          0        144      2,004    -1,772    110,981      2,000    108,981    365,000
10          0    197,933    110,981          0        144      2,219    -1,709    106,909          0    106,909    365,000
11          0    207,830    106,909          0        144      2,256    -1,331    103,178          0    103,178    365,000
12          0    218,221    103,178          0        144      2,244    -1,284     99,505          0     99,505    365,000
13          0    229,132     99,505          0        144      2,189    -1,238     95,934          0     95,934    365,000
14          0    240,589     95,934          0        144      2,014    -1,194     92,581          0     92,581    365,000
15          0    252,619     92,581          0        144      1,698    -1,154     89,585          0     89,585    365,000
16          0    265,249     89,585          0        144      1,843    -1,116     86,483          0     86,483    365,000
17          0    278,512     86,483          0        144      2,004    -1,075     83,259          0     83,259    365,000
18          0    292,438     83,259          0        144      2,173    -1,034     79,908          0     79,908    365,000
19          0    307,059     79,908          0        144      2,333      -990     76,441          0     76,441    365,000
20          0    322,412     76,441          0        144      2,501      -945     72,851          0     72,851    365,000
25          0    411,489     56,120          0        144      4,338      -677     50,961          0     50,961    365,000
30          0    525,176     24,136          0        144      8,402      -246     15,344          0     15,344    365,000

                                                           Guaranteed Charges
------------------------------------------------------------------------------------------------------------------------------------
                 Premium     Policy       plus      less      less      plus       Policy               Net Cash    Death
Pol    Annual     Accum     Value       Net          Admin     Cost     Invest     Value      Surr     Surrender   Benefit
Year   Premium    at 5%     Beg Yr      Premium      Fees     of Ins    Earning    End Yr     Charge     Value     End Yr
 1     20,000     21,000          0     19,600        144      1,570      -319     17,567      2,000     15,567    365,000
 2     20,000     43,050     17,567     19,600        144      1,613      -618     34,793      3,000     31,793    365,000
 3     20,000     66,203     34,793     19,600        144      1,653      -911     51,685      3,000     48,685    365,000
 4     20,000     90,513     51,685     19,600        144      1,687    -1,199     68,255      4,000     64,255    365,000
 5     20,000    116,038     68,255     19,600        144      1,723    -1,482     84,506      5,000     79,506    365,000
 6     20,000    142,840     84,506     19,600        144      1,754    -1,759    100,449      5,000     95,449    365,000
 7     20,000    170,982    100,449     19,600        144      1,793    -2,030    116,082      4,000    112,082    365,000
 8          0    179,531    116,082          0        144      1,987    -1,961    111,991      3,000    108,991    365,000
 9          0    188,508    111,991          0        144      2,210    -1,889    107,747      2,000    105,747    365,000
10          0    197,933    107,747          0        144      2,467    -1,814    103,322          0    103,322    365,000
11          0    207,830    103,322          0        144      2,748    -1,383     99,046          0     99,046    365,000
12          0    218,221     99,046          0        144      3,058    -1,323     94,521          0     94,521    365,000
13          0    229,132     94,521          0        144      3,391    -1,259     89,728          0     89,728    365,000
14          0    240,589     89,728          0        144      3,757    -1,191     84,636          0     84,636    365,000
15          0    252,619     84,636          0        144      4,160    -1,119     79,213          0     79,213    365,000
16          0    265,249     79,213          0        144      4,619    -1,042     73,408          0     73,408    365,000
17          0    278,512     73,408          0        144      5,144      -959     67,161          0     67,161    365,000
18          0    292,438     67,161          0        144      5,752      -870     60,395          0     60,395    365,000
19          0    307,059     60,395          0        144      6,461      -773     53,018          0     53,018    365,000
20          0    322,412     53,018          0        144      7,277      -666     44,930          0     44,930    365,000
25          0    411,489      3,345          0         36      3,269        -4          0          0          0          0
30          0    525,176          0          0          0          0         0          0          0          0          0

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

                        Table 5 - Short Form Underwriting
                  Hypothetical Gross Investment Return of 6.00%

                                                             Current Charges
------------------------------------------------------------------------------------------------------------------------------------
                 Premium     Policy       plus       less      less     plus       Policy               Net Cash    Death
Pol    Annual     Accum      Value        Net        Admin     Cost     Invest     Value       Surr     Surrender   Benefit
Year   Premium    at 5%      Beg Yr     Premium      Fees     of Ins    Earning    End Yr      Charge     Value     End Yr
 1     20,000     21,000          0     19,600        144        872        829     19,413      2,000     17,413    365,000
 2     20,000     43,050     19,413     19,600        144      1,052      1,669     39,486      3,000     36,486    365,000
 3     20,000     66,203     39,486     19,600        144      1,252      2,537     60,227      3,000     57,227    365,000
 4     20,000     90,513     60,227     19,600        144      1,444      3,435     81,673      4,000     77,673    365,000
 5     20,000    116,038     81,673     19,600        144      1,571      4,364    103,923      5,000     98,923    365,000
 6     20,000    142,840    103,923     19,600        144      1,558      5,332    127,153      5,000    122,153    365,000
 7     20,000    170,982    127,153     19,600        144      1,494      6,344    151,460      4,000    147,460    371,076
 8          0    179,531    151,460          0        144      1,557      6,548    156,306      3,000    153,306    372,009
 9          0    188,508    156,306          0        144      1,656      6,756    161,262      2,000    159,262    374,129
10          0    197,933    161,262          0        144      1,762      6,969    166,326          0    166,326    374,233
11          0    207,830    166,326          0        144      1,727      7,711    172,165          0    172,165    377,042
12          0    218,221    172,165          0        144      1,657      7,985    178,349          0    178,349    379,884
13          0    229,132    178,349          0        144      1,559      8,276    184,922          0    184,922    382,789
14          0    240,589    184,922          0        144      1,393      8,587    191,972          0    191,972    387,784
15          0    252,619    191,972          0        144      1,146      8,922    199,604          0    199,604    393,219
16          0    265,249    199,604          0        144      1,212      9,276    207,524          0    207,524    398,445
17          0    278,512    207,524          0        144      1,283      9,643    215,740          0    215,740    403,433
18          0    292,438    215,740          0        144      1,355     10,025    224,266          0    224,266    408,164
19          0    307,059    224,266          0        144      1,434     10,421    233,109          0    233,109    414,933
20          0    322,412    233,109          0        144      1,520     10,831    242,275          0    242,275    421,559
25          0    411,489    282,017          0        144      2,299     13,093    292,667          0    292,667    453,634
30          0    525,176    337,719          0        144      3,688     15,656    349,542          0    349,542    492,855

                                                           Guaranteed Charges
------------------------------------------------------------------------------------------------------------------------------------
                  Premium   Policy      plus         less      less      plus      Policy               Net Cash    Death
Pol    Annual     Accum     Value       Net          Admin     Cost      Invest    Value       Surr     Surrender   Benefit
Year   Premium    at 5%     Beg Yr      Premium      Fees     of Ins     Earning   End Yr      Charge     Value     End Yr
 1     20,000     21,000          0     19,600        144      1,568        783     18,671      2,000     16,671    365,000
 2     20,000     43,050     18,671     19,600        144      1,602      1,565     38,090      3,000     35,090    365,000
 3     20,000     66,203     38,090     19,600        144      1,627      2,378     58,297      3,000     55,297    365,000
 4     20,000     90,513     58,297     19,600        144      1,637      3,225     79,341      4,000     75,341    365,000
 5     20,000    116,038     79,341     19,600        144      1,638      4,107    101,266      5,000     96,266    365,000
 6     20,000    142,840    101,266     19,600        144      1,620      5,027    124,128      5,000    119,128    365,000
 7     20,000    170,982    124,128     19,600        144      1,592      5,985    147,977      4,000    143,977    365,000
 8          0    179,531    147,977          0        144      1,702      6,161    152,292      3,000    149,292    365,000
 9          0    188,508    152,292          0        144      1,825      6,339    156,662      2,000    154,662    365,000
10          0    197,933    156,662          0        144      1,961      6,519    161,076          0    161,076    365,000
11          0    207,830    161,076          0        144      2,099      7,289    166,122          0    166,122    365,000
12          0    218,221    166,122          0        144      2,239      7,515    171,254          0    171,254    365,000
13          0    229,132    171,254          0        144      2,375      7,746    176,480          0    176,480    365,314
14          0    240,589    176,480          0        144      2,515      7,981    181,802          0    181,802    367,239
15          0    252,619    181,802          0        144      2,660      8,220    187,218          0    187,218    368,819
16          0    265,249    187,218          0        144      2,815      8,463    192,722          0    192,722    370,026
17          0    278,512    192,722          0        144      2,980      8,710    198,307          0    198,307    370,835
18          0    292,438    198,307          0        144      3,157      8,960    203,966          0    203,966    371,219
19          0    307,059    203,966          0        144      3,373      9,213    209,662          0    209,662    373,199
20          0    322,412    209,662          0        144      3,607      9,467    215,378          0    215,378    374,758
25          0    411,489    238,441          0        144      4,752     10,751    244,296          0    244,296    378,659
30          0    525,176    267,313          0        144      6,365     12,028    272,832          0    272,832    384,693

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

                        Table 6 - Short Form Underwriting
                 Hypothetical Gross Investment Return of 12.00%

                                                             Current Charges
------------------------------------------------------------------------------------------------------------------------------------
                  Premium      Policy       plus       less      less       plus        Policy               Net Cash      Death
Pol    Annual      Accum       Value        Net        Admin     Cost       Invest      Value       Surr     Surrender     Benefit
Year   Premium     at 5%       Beg Yr     Premium      Fees      of Ins     Earning     End Yr      Charge     Value       End Yr
 1     20,000      21,000            0     19,600      144          870       1,955       20,540    2,000       18,540      365,000
 2     20,000      43,050       20,540     19,600      144        1,045       4,052       43,003    3,000       40,003      365,000
 3     20,000      66,203       43,003     19,600      144        1,231       6,345       67,574    3,000       64,574      365,000
 4     20,000      90,513       67,574     19,600      144        1,394       8,856       94,492    4,000       90,492      365,000
 5     20,000     116,038       94,492     19,600      144        1,474      11,612      124,086    5,000      119,086      365,000
 6     20,000     142,840      124,086     19,600      144        1,455      14,649      156,737    5,000      151,737      396,544
 7     20,000     170,982      156,737     19,600      144        1,615      17,989      192,567    4,000      188,567      471,789
 8          0     179,531      192,567          0      144        1,713      19,649      210,358    3,000      207,358      500,652
 9          0     188,508      210,358          0      144        1,853      21,466      229,827    2,000      227,827      533,199
10          0     197,933      229,827          0      144        1,989      23,455      251,149        0      251,149      565,085
11          0     207,830      251,149          0      144        2,002      26,473      275,476        0      275,476      603,291
12          0     218,221      275,476          0      144        1,991      29,049      302,391        0      302,391      644,092
13          0     229,132      302,391          0      144        1,966      31,901      332,181        0      332,181      687,615
14          0     240,589      332,181          0      144        1,898      35,059      365,199        0      365,199      737,701
15          0     252,619      365,199          0      144        1,801      38,562      401,816        0      401,816      791,577
16          0     265,249      401,816          0      144        2,118      42,421      441,975        0      441,975      848,592
17          0     278,512      441,975          0      144        2,489      46,653      485,994        0      485,994      908,809
18          0     292,438      485,994          0      144        2,916      51,290      534,224        0      534,224      972,288
19          0     307,059      534,224          0      144        3,421      56,369      587,028        0      587,028    1,044,909
20          0     322,412      587,028          0      144        4,014      61,927      644,797        0      644,797    1,121,947
25          0     411,489      935,289          0      144        8,188      98,571    1,025,528        0    1,025,528    1,589,569
30          0     525,176    1,475,284          0      144       16,756     155,272    1,613,656        0    1,613,656    2,275,256

                                                           Guaranteed Charges
------------------------------------------------------------------------------------------------------------------------------------
                  Premium      Policy       plus       less      less       plus        Policy               Net Cash      Death
Pol    Annual       Accum     Value          Net       Admin    Cost      Invest       Value       Surr      Surrender     Benefit
Year   Premium      at 5%     Beg Yr        Premium    Fees    of Ins     Earning      End Yr      Charge      Value       End Yr
 1      20,000      21,000           0      19,600     144      1,566       1,886       19,776      2,000       17,776     365,000
 2      20,000      43,050      19,776      19,600     144      1,592       3,879       41,520      3,000       38,520     365,000
 3      20,000      66,203      41,520      19,600     144      1,600       6,073       65,449      3,000       62,449     365,000
 4      20,000      90,513      65,449      19,600     144      1,583       8,488       91,810      4,000       87,810     365,000
 5      20,000     116,038      91,810      19,600     144      1,541      11,150      120,875      5,000      115,875     365,000
 6      20,000     142,840     120,875      19,600     144      1,504      14,085      152,912      5,000      147,912     386,866
 7      20,000     170,982     152,912      19,600     144      1,888      17,298      187,777      4,000      183,777     460,054
 8           0     179,531     187,777           0     144      2,132      18,825      204,326      3,000      201,326     486,295
 9           0     188,508     204,326           0     144      2,428      20,479      222,233      2,000      220,233     515,581
10           0     197,933     222,233           0     144      2,744      22,269      241,614          0      241,614     543,633
11           0     207,830     241,614           0     144      3,114      25,136      263,492          0      263,492     577,048
12           0     218,221     263,492           0     144      3,529      27,406      287,225          0      287,225     611,790
13           0     229,132     287,225           0     144      3,968      29,868      312,981          0      312,981     647,870
14           0     240,589     312,981           0     144      4,484      32,538      340,891          0      340,891     688,601
15           0     252,619     340,891           0     144      5,045      35,432      371,134          0      371,134     731,133
16           0     265,249     371,134           0     144      5,670      38,566      403,886          0      403,886     775,461
17           0     278,512     403,886           0     144      6,362      41,960      439,340          0      439,340     821,565
18           0     292,438     439,340           0     144      7,133      45,632      477,694          0      477,694     869,403
19           0     307,059     477,694           0     144      8,092      49,597      519,055          0      519,055     923,918
20           0     322,412     519,055           0     144      9,161      53,872      563,622          0      563,622     980,702
25           0     411,489     779,012           0     144     15,930      80,736      843,674          0      843,674   1,307,695
30           0     525,176   1,152,535           0     144     28,157     119,197    1,243,431          0    1,243,431   1,753,238

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of manufacturers investment trust.

- The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

- No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                  Appendix B

                             FINANCIAL STATEMENTS

MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
SEPARATE ACCOUNT FOUR

Financial Statements

Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                              Financial Statements


                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)



                                    CONTENTS



Financial Statements

Statement of Assets and Contract Owners' Equity...............................1
Statements of Operations and Changes in Contract Owners' Equity...............3
Notes to Financial Statements................................................25

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)
              The Manufacturers Life Insurance Company of America

ASSETS
Investments at market value:
    Sub-Accounts:
        Aggressive Growth Trust - 370,450 shares (cost $6,414,433)                                         $ 4,293,517
        All Cap Growth Trust - 757,170 shares (cost $14,331,711)                                             9,449,477
        All Cap Value Trust - 940 shares (cost $11,001)                                                         10,038
        Balanced Trust - 2,356,572 shares (cost $41,011,019)                                                29,904,898
        Blue Chip Growth Trust - 2,303,334 shares (cost $42,895,932)                                        32,108,476
        Capital Appreciation Trust - 4,104 shares (cost $34,389)                                                31,557
        Capital Opportunities Trust - 832 shares (cost $9,397)                                                   7,599
        Diversified Bond Trust - 594,774 shares (cost $6,111,052)                                            6,286,765
        Dynamic Growth Trust - 118,303 shares (cost $813,373)                                                  493,323
        Emerging Small Company Trust - 2,440,853 shares (cost $64,421,136)                                  50,842,973
        Equity Income Trust - 932,247 shares (cost $14,396,303)                                             13,098,069
        Equity Index Trust - 2,701,627 shares (cost $43,897,603)                                            34,229,612
        Financial Services Trust - 7,369 shares (cost $88,395)                                                  78,036
        Fundamental Value Trust - 20,833 shares (cost $247,146)                                                220,415
        Global Bond Trust - 39,711 shares (cost $446,202)                                                      468,195
        Global Equity Trust - 269,814 shares (cost $4,332,393)                                               3,210,784
        Growth Trust - 887,202 shares (cost $17,834,218)                                                    10,823,868
        Growth and Income Trust - 1,124,362 shares (cost $31,284,661)                                       24,454,869
        Health Services Trust - 6,965 shares (cost $88,566)                                                     83,647
        High Yield Trust - 496,724 shares (cost $5,535,450)                                                  4,743,719
        Income and Value Trust - 920,558 shares (cost $9,397,459)                                            8,321,846
        International Index Trust - 16,010 shares (cost $166,840)                                              130,162
        International Small Cap Trust - 256,006 shares (cost $4,191,643)                                     2,560,063
        International Stock Trust - 1,274,312 shares (cost $15,691,227)                                     11,213,942
        International Value Trust - 201,424 shares (cost $2,407,714)                                         1,879,288
        Internet Technologies Trust - 21,555 shares (cost $135,527)                                             59,708
        Investment Quality Bond Trust - 1,654,080 shares (cost $19,285,262)                                 19,617,391
        Large Cap Growth Trust - 765,004 shares (cost $9,660,323)                                            6,808,533
        Lifestyle Aggressive 1000 Trust - 59,448 shares (cost $734,575)                                        542,164
        Lifestyle Balanced 640 Trust - 511,679 shares (cost $6,391,499)                                      5,643,823
        Lifestyle Conservative 280 Trust - 278,163 shares (cost $3,518,912)                                  3,529,891
        Lifestyle Growth 820 Trust - 144,049 shares (cost $1,888,963)                                        1,462,101
        Lifestyle Moderate 460 Trust - 92,374 shares (cost $1,139,883)                                       1,072,457
        Mid Cap Growth Trust - 6,893 shares (cost $77,157)                                                      56,105
        Mid Cap Index Trust - 34,079 shares (cost $435,476)                                                    373,506
        Mid Cap Opportunities Trust - 582 shares (cost $5,585)                                                   4,923
        Mid Cap Stock Trust - 71,515 shares (cost $746,876)                                                    637,912
        Mid Cap Value Trust - 9,668 shares (cost $121,762)                                                     111,759
        Money Market Trust - 3,810,703 shares (cost $38,107,029)                                            38,107,029
        Overseas Trust - 402,057 shares (cost $4,397,162)                                                    3,188,311
        Pacific Rim Emerging Markets Trust - 690,974 shares (cost $5,707,242)                                4,056,015
        Quantitative Equity Trust - 1,970,803 shares (cost $44,333,089)                                     30,429,193
        Real Estate Securities Trust - 1,236,877 shares (cost $19,621,260)                                  18,602,629
        Science and Technology Trust - 2,401,613 shares (cost $50,001,446)                                  22,791,309
        Small Cap Index Trust - 12,838 shares (cost $145,603)                                                  121,828
        Small Company Blend Trust - 290,112 shares (cost $3,316,060)                                         2,509,467
        Small Company Value Trust - 326,433 shares (cost $4,179,487)                                         3,907,403
        Strategic Bond Trust - 199,128 shares (cost $2,108,921)                                              2,116,730
        Strategic Growth Trust - 14,509 shares (cost $164,704)                                                 133,922
        Strategic Opportunities Trust - 866,862 shares (cost $13,776,854)                                    9,310,097

                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)


ASSETS (CONTINUED)
Investments at market value:
     Sub-Accounts:
        Tactical Allocation Trust - 497 shares (cost $5,102)                       $      4,557
        Telecommunications Trust - 3,198 shares (cost $29,296)                           21,173
        Total Return Trust - 1,098,941 shares (cost $14,672,613)                     15,275,285
        Total Stock Market Index Trust - 293,377 shares (cost $3,146,814)             2,581,715
        U.S. Government Securities Trust - 544,510 shares (cost $7,321,132)           7,497,903
        U.S. Large Cap Value Trust - 279,055 shares (cost $3,610,975)                 3,002,629
        Utilities Trust - 5,381 shares (cost $58,808)                                    49,936
        Value Trust - 610,381 shares (cost $9,604,996)                                9,082,470
        500 Index Trust - 70,150 shares (cost $746,980)                                 627,143
                                                                                   ------------
Total assets                                                                       $462,282,155
                                                                                   ============
CONTRACT OWNERS' EQUITY
Variable life contracts                                                            $462,282,155
                                                                                   ============


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four
   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)


                                                                               SUB-ACCOUNT
                                                                               -----------
                                                          AGGRESSIVE GROWTH                   ALL CAP GROWTH
                                                          -----------------                   --------------
                                                    PERIOD ENDED       YEAR ENDED       PERIOD ENDED      YEAR ENDED
                                                    SEPT. 30/01        DEC. 31/00       SEPT. 30/01       DEC. 31/00
                                                    -----------        ----------       -----------       ----------
Income:
    Dividends                                       $        --       $        --       $   489,935       $   494,609
Expenses:
    Mortality and expense risks, and
        administrative charges                           23,484            19,680            42,496            52,700
                                                    -----------       -----------       -----------       -----------
Net investment income (loss) during the period          (23,484)          (19,680)          447,439           441,909
Net realized gain (loss) during the period             (715,050)          445,778          (782,667)          719,966
Unrealized  appreciation (depreciation) during
   the period                                        (1,353,594)       (1,051,671)       (3,551,932)       (2,675,835)
                                                    -----------       -----------       -----------       -----------
Net increase (decrease) in assets from
   operations                                        (2,092,128)         (625,573)       (3,887,160)       (1,513,960)
                                                    -----------       -----------       -----------       -----------
Changes from principal transactions:
    Transfer of net premiums                          1,647,712         2,017,555         3,999,766         2,987,565
    Transfer on terminations                           (297,073)         (153,979)         (478,511)         (565,315)
    Transfer on policy loans                            (16,723)           (1,889)          (16,906)          (36,214)
    Net interfund transfers                            (322,150)        3,035,625         1,038,209         2,348,259
                                                    -----------       -----------       -----------       -----------
Net increase (decrease) in assets from
    principal transactions                            1,011,766         4,897,312         4,542,558         4,734,295
                                                    -----------       -----------       -----------       -----------
Total increase (decrease) in assets                  (1,080,362)        4,271,739           655,398         3,220,335

Assets beginning of year                              5,373,879         1,102,140         8,794,079         5,573,744
                                                    -----------       -----------       -----------       -----------
Assets end of period                                $ 4,293,517       $ 5,373,879       $ 9,449,477       $ 8,794,079
                                                    ===========       ===========       ===========       ===========


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.


See accompanying notes.

                                                           SUB-ACCOUNT
                                                           -----------
   ALL CAP                                                                                                CAPITAL
    VALUE                        BALANCED                               BLUE CHIP GROWTH                APPRECIATION
    -----                        --------                               ----------------                ------------
PERIOD ENDED        PERIOD ENDED          YEAR ENDED           PERIOD ENDED           YEAR ENDED        PERIOD ENDED
SEPT. 30/01*        SEPT. 30/01            DEC. 31/00           SEPT. 30/01           DEC. 31/00         SEPT. 30/01*
------------        -----------            ----------           -----------           ----------         ------------
  $    --          $    824,561          $  2,142,690          $  2,891,977          $  1,437,390          $    --

       12               180,203               306,448               171,619               225,515               13
------------------------------------------------------------------------------------------------------------------
      (12)              644,358             1,836,242             2,720,358             1,211,875              (13)
      (23)           (1,375,110)            1,164,938            (3,014,053)            2,219,612              (13)

     (964)           (5,662,574)           (7,426,525)          (10,755,723)           (5,137,526)          (2,831)
------------------------------------------------------------------------------------------------------------------
     (999)           (6,393,326)           (4,425,345)          (11,049,418)           (1,706,039)          (2,857)
------------------------------------------------------------------------------------------------------------------
    4,140             3,249,443             5,624,260             8,885,261            13,245,945               --
   (1,135)           (3,097,986)           (5,659,955)           (2,100,073)           (1,872,424)             (58)
       --               132,012              (208,941)              (31,634)                   13               --
    8,032            (4,774,642)           (7,469,583)           (2,993,057)           (3,545,368)          34,472
------------------------------------------------------------------------------------------------------------------
   11,037            (4,491,173)           (7,714,219)            3,760,497             7,828,166           34,414
------------------------------------------------------------------------------------------------------------------
   10,038           (10,884,499)          (12,139,564)           (7,288,921)            6,122,127           31,557

       --            40,789,397            52,928,961            39,397,397            33,275,270               --
------------------------------------------------------------------------------------------------------------------
  $10,038          $ 29,904,898          $ 40,789,397          $ 32,108,476          $ 39,397,397          $31,557
==================================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                         SUB-ACCOUNT
                                                                         -----------
                                                        CAPITAL
                                                     OPPORTUNITIES            DIVERSIFIED BOND
                                                     -------------            ----------------
                                                     PERIOD ENDED        PERIOD ENDED      YEAR ENDED
                                                     SEPT. 30/01*        SEPT. 30/01       DEC. 31/00
                                                     ------------        -----------       ----------
Income:
    Dividends                                           $    -            $  171,518       $  128,166
Expenses:
    Mortality and expense risks, and
        administrative charges                                9               21,560           13,735
                                                        ---------------------------------------------
Net investment income (loss) during the period               (9)             149,958          114,431
Net realized gain (loss) during the period                   (6)             186,216          (85,540)
Unrealized  appreciation (depreciation) during
    the period                                           (1,798)              (7,093)         229,671
                                                        ---------------------------------------------
Net increase (decrease) in assets from
   operations                                            (1,813)             329,081          258,562
                                                        ---------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                                 --            1,755,559        1,199,817
    Transfer on terminations                                (46)            (232,265)        (244,178)
    Transfer on policy loans                                 --              (52,853)         (55,670)
    Net interfund transfers                               9,458              828,846        1,131,179
                                                        ---------------------------------------------
Net increase (decrease) in assets from
    principal transactions                                9,412            2,299,287        2,031,148
                                                        ---------------------------------------------
Total increase (decrease) in assets                       7,599            2,628,368        2,289,710
Assets beginning of year                                     --            3,658,397        1,368,687
                                                        ---------------------------------------------
Assets end of period                                    $ 7,599           $6,286,765       $3,658,397
                                                        =============================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                        SUB-ACCOUNT
                                                        -----------
            DYNAMIC GROWTH                   EMERGING SMALL COMPANY                   EQUITY INCOME
            --------------                   ----------------------                   -------------
  PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
  SEPT. 30/01        DEC. 31/00**        SEPT. 30/01        DEC. 31/00         SEPT. 30/01        DEC. 31/00
  -----------        ------------        -----------        ----------         -----------        ----------
   $   1,375          $      --         $  2,633,803       $  8,896,969       $  1,021,642       $  1,215,240

       2,366              1,202              311,480            594,318             48,179             52,959
-------------------------------------------------------------------------------------------------------------
        (991)            (1,202)           2,322,323          8,302,651            973,463          1,162,281
     (58,538)          (126,482)          (1,103,505)         7,060,851           (254,621)          (999,933)

    (216,134)          (103,916)         (31,993,109)       (19,474,370)        (1,667,777)           598,947
-------------------------------------------------------------------------------------------------------------
    (275,663)          (231,600)         (30,774,291)        (4,110,868)          (948,935)           761,295
-------------------------------------------------------------------------------------------------------------
     224,724             91,367            6,768,766         10,826,056          2,695,534          3,091,072
      (4,940)           (13,110)          (5,207,476)       (10,744,665)          (858,470)        (1,003,040)
          --                 --               38,120           (877,506)           (12,219)             1,625
     278,956            423,589             (498,913)         1,815,857          4,364,980         (4,746,166)
-------------------------------------------------------------------------------------------------------------

     498,740            501,846            1,100,497          1,019,742          6,189,825         (2,656,509)
-------------------------------------------------------------------------------------------------------------
     223,077            270,246          (29,673,794)        (3,091,126)         5,240,890         (1,895,214)

     270,246                 --           80,516,767         83,607,893          7,857,179          9,752,393
-------------------------------------------------------------------------------------------------------------
   $ 493,323          $ 270,246         $ 50,842,973       $ 80,516,767       $ 13,098,069       $  7,857,179
=============================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                              SUB-ACCOUNT
                                                                              -----------
                                                                                                 FINANCIAL
                                                                  EQUITY INDEX                   SERVICES
                                                                  ------------                   --------
                                                        PERIOD ENDED        YEAR ENDED          PERIOD ENDED
                                                         SEPT. 30/01        DEC. 31/00          SEPT. 30/01*
                                                         -----------        ----------          ------------
Income:
    Dividends                                           $    949,563       $    117,514           $     --
Expenses:
    Mortality and expense risks, and
        administrative charges                               169,728            258,059                 86
                                                        ------------       ------------           --------
Net investment income (loss) during the period               779,835           (140,545)               (86)
Net realized gain (loss) during the period                (1,667,247)         3,003,549                (94)
Unrealized  appreciation (depreciation) during
   the period                                             (7,894,191)        (7,096,700)           (10,360)
                                                        ------------       ------------           --------
Net increase (decrease) in assets from
   operations                                             (8,781,603)        (4,233,696)           (10,540)
                                                        ------------       ------------           --------
Changes from principal transactions:
    Transfer of net premiums                               9,402,253         16,333,867                587
    Transfer on terminations                              (1,886,937)        (2,849,902)            (1,124)
    Transfer on policy loans                                  (6,368)          (154,116)                --
    Net interfund transfers                               (4,245,045)        (7,052,953)            89,113
                                                        ------------       ------------           --------
Net increase (decrease) in assets from
    principal transactions                                 3,263,903          6,276,896             88,576
                                                        ------------       ------------           --------
Total increase (decrease) in assets                       (5,517,700)         2,043,200             78,036

Assets beginning of year                                  39,747,312         37,704,112                 --
                                                        ------------       ------------           --------
Assets end of period                                    $ 34,229,612       $ 39,747,312           $ 78,036
                                                        ============       ============           ========


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.


See accompanying notes.

                                                            SUB-ACCOUNT
                                                            -----------
 FUNDAMENTAL
   VALUE                     GLOBAL BOND                      GLOBAL EQUITY                         GROWTH
   -----                     -----------                      -------------                         ------
PERIOD ENDED      PERIOD ENDED      YEAR ENDED       PERIOD ENDED      YEAR ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01*      SEPT. 30/01       DEC. 31/00       SEPT. 30/01       DEC. 31/00       SEPT. 30/01         DEC. 31/00
------------      -----------       ----------       -----------       ----------       -----------         ----------
  $     --         $      --         $ 10,543       $    507,908       $  327,718       $         --       $  1,357,936


       237             2,229            3,171             16,077           19,023             61,351             97,447
-----------------------------------------------------------------------------------------------------------------------
      (237)           (2,229)           7,372            491,831          308,695            (61,351)         1,260,489
      (171)           (3,449)         (30,994)           (39,471)        (199,982)        (3,870,972)           594,711

   (26,731)           24,029            2,851         (1,373,247)         234,915           (904,429)        (7,421,452)
-----------------------------------------------------------------------------------------------------------------------

   (27,139)           18,351          (20,771)          (920,887)         343,628         (4,836,752)        (5,566,252)
-----------------------------------------------------------------------------------------------------------------------

     2,776           249,822          139,169            596,649        1,194,857          4,569,408          7,922,560
    (2,533)          (18,552)         (34,333)          (201,018)        (226,935)          (684,031)        (1,151,699)
        --            (3,375)         (10,712)            (1,937)         (40,108)           (28,874)           (59,763)
   247,311          (177,288)           2,695            203,152         (910,286)        (3,433,802)         6,325,216
-----------------------------------------------------------------------------------------------------------------------

   247,554            50,607           96,819            596,846           17,528            422,701         13,036,314
-----------------------------------------------------------------------------------------------------------------------
   220,415            68,958           76,048           (324,041)         361,156         (4,414,051)         7,470,062

        --           399,237          323,189          3,534,825        3,173,669         15,237,919          7,767,857
-----------------------------------------------------------------------------------------------------------------------
  $220,415         $ 468,195         $399,237       $  3,210,784       $3,534,825       $ 10,823,868       $ 15,237,919
=======================================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                          SUB-ACCOUNT
                                                                          -----------
                                                                                                 HEALTH
                                                                GROWTH AND INCOME               SCIENCES
                                                                -----------------               --------
                                                       PERIOD ENDED         YEAR ENDED        PERIOD ENDED
                                                       SEPT. 30/01          DEC. 31/00        SEPT. 30/01*
                                                       -----------          ----------        ------------
Income:
      Dividends                                        $  1,481,575       $  1,677,174          $    --
Expenses:
      Mortality and expense risks, and
         administrative charges                             123,543            178,922               90
                                                       ------------------------------------------------
Net investment income (loss) during the period            1,358,032          1,498,252              (90)
Net realized gain (loss) during the period               (1,417,760)         2,196,121              (54)
Unrealized appreciation (depreciation) during
     the period                                          (5,560,378)        (5,943,252)          (4,919)
                                                       ------------------------------------------------
Net increase (decrease) in assets
    from operations                                      (5,620,106)        (2,248,879)          (5,063)
                                                       ------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                              6,021,196          7,793,636           20,270
    Transfer on terminations                             (2,227,656)        (3,678,743)            (948)
    Transfer on policy loans                                (36,375)           (14,763)              --
    Net interfund transfers                                (797,040)        (4,080,097)          69,388
                                                       ------------------------------------------------
Net increase (decrease) in assets
    from principal transactions                           2,960,125             20,033           88,710
Total increase (decrease) in assets                      (2,659,981)        (2,228,846)          83,647

Assets beginning of year                                 27,114,850         29,343,696               --
                                                       ------------------------------------------------
Assets end of period                                   $ 24,454,869       $ 27,114,850          $83,647
                                                       ================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes.

                                                 SUB-ACCOUNT
                                                 -----------
             HIGH YIELD                    INCOME & VALUE                  INTERNATIONAL INDEX
             ----------                    --------------                  -------------------
  PERIOD ENDED       YEAR ENDED      PERIOD ENDED     YEAR ENDED       PERIOD ENDED     PERIOD ENDED
   SEPT. 30/01       DEC. 31/00      SEPT. 30/01       DEC. 31/00       SEPT. 30/01      DEC. 31/00**
   -----------       ----------      -----------       ----------       -----------      ------------
   $  364,655       $   13,566       $  313,451       $  952,189         $     44         $   624


       16,842           25,447           32,432           31,429              927              85
-------------------------------------------------------------------------------------------------
      347,813          (11,881)         281,019          920,760             (883)            539
     (326,082)        (127,211)        (399,936)        (302,448)          22,036            (309)

     (397,145)        (253,583)        (677,029)        (418,733)         (33,637)         (3,041)
-------------------------------------------------------------------------------------------------
     (375,414)        (392,675)        (795,946)         199,579          (12,484)         (2,811)
-------------------------------------------------------------------------------------------------

    1,259,195        1,396,133        2,255,150        2,354,495           17,543           3,789
     (206,026)        (236,289)        (415,177)        (379,895)           3,830            (599)
      (11,589)         (11,335)          (8,196)         (80,612)              --              --
       36,991         (172,527)       1,040,088          710,007           76,795          44,099
-------------------------------------------------------------------------------------------------
    1,078,571          975,982        2,871,865        2,603,995           98,168          47,289
-------------------------------------------------------------------------------------------------
      703,157          583,307        2,075,919        2,803,574           85,684          44,478

    4,040,562        3,457,255        6,245,927        3,442,353           44,478              --
-------------------------------------------------------------------------------------------------
   $4,743,719       $4,040,562       $8,321,846       $6,245,927         $130,162         $44,478
=================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                               SUB-ACCOUNT
                                                                               -----------
                                                        INTERNATIONAL SMALL CAP               INTERNATIONAL STOCK
                                                        -----------------------               -------------------
                                                   PERIOD ENDED       YEAR ENDED        PERIOD ENDED       YEAR ENDED
                                                   SEPT. 30/01        DEC. 31/00        SEPT. 30/01        DEC. 31/00
                                                   -----------        ----------        -----------        ----------
Income:
      Dividends                                     $        --       $   694,416       $    724,688       $    84,131
Expenses:
      Mortality and expense risks, and
         administrative charges                          15,703            23,770             67,638           110,826
                                                    ------------------------------------------------------------------
Net investment income (loss) during the period          (15,703)          670,646            657,050           (26,695)
Net realized gain (loss) during the period           (1,719,239)         (138,612)        (2,531,535)          571,024
Unrealized appreciation (depreciation) during
     the period                                         145,012        (2,406,462)        (3,111,810)       (3,695,939)
                                                    ------------------------------------------------------------------
Net increase (decrease) in assets
    from operations                                  (1,589,930)       (1,874,428)        (4,986,295)       (3,151,610)
                                                    ------------------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                            925,625         1,799,696          2,917,539         5,040,119
    Transfer on terminations                           (252,522)         (347,872)          (938,597)       (1,565,059)
    Transfer on policy loans                             (1,002)           (2,578)            15,550            22,239
    Net interfund transfers                            (761,467)        2,678,076         (3,411,781)          720,414
                                                    ------------------------------------------------------------------
Net increase (decrease) in assets
    from principal transactions                         (89,366)        4,127,322         (1,417,289)        4,217,713
                                                    ------------------------------------------------------------------
Total increase (decrease) in assets                  (1,679,296)        2,252,894         (6,403,584)        1,066,103

Assets beginning of year                              4,239,359         1,986,465         17,617,526        16,551,423
                                                    ------------------------------------------------------------------
Assets end of period                                $ 2,560,063       $ 4,239,359       $ 11,213,942       $17,617,526
                                                    ==================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                       SUB-ACCOUNT
                                                       -----------
         INTERNATIONAL VALUE               INTERNET TECHNOLOGIES               INVESTMENT QUALITY BOND
         -------------------               ---------------------               -----------------------
 PERIOD ENDED        YEAR ENDED       PERIOD ENDED       PERIOD ENDED      PERIOD ENDED        YEAR ENDED
 SEPT. 30/01         DEC. 31/00       SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
 -----------         ----------       -----------        ------------       -----------         ----------
  $   51,943         $   17,130         $     --         $      --         $ 1,038,232         $ 1,309,195


       9,136             15,330              392               707              82,904             109,903
----------------------------------------------------------------------------------------------------------
      42,807              1,800             (392)             (707)            955,328           1,199,292

     (42,872)          (106,248)         (79,050)          (62,279)             47,679            (240,339)

    (453,680)          (114,496)          11,426           (87,244)            157,376             437,793
----------------------------------------------------------------------------------------------------------
    (453,745)          (218,944)         (68,016)         (150,230)          1,160,383           1,396,746
----------------------------------------------------------------------------------------------------------

     603,972          1,289,123           34,263            69,573           1,783,747           2,734,616
     (69,743)          (134,761)         (46,597)             (805)         (1,260,018)         (2,078,469)
      (2,127)             7,727           38,323           (40,607)            (40,320)             27,427
     (43,114)           406,659          (30,340)          254,144           1,686,019          (4,994,725)
----------------------------------------------------------------------------------------------------------

     488,988          1,568,748           (4,351)          282,305           2,169,428          (4,311,151)
----------------------------------------------------------------------------------------------------------
      35,243          1,349,804          (72,367)          132,075           3,329,811          (2,914,405)

   1,844,045            494,241          132,075                --          16,287,580          19,201,985
----------------------------------------------------------------------------------------------------------
  $1,879,288         $1,844,045         $ 59,708         $ 132,075         $19,617,391         $16,287,580
==========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                  SUB-ACCOUNT
                                                                                  -----------
                                                             LARGE CAP GROWTH               LIFESTYLE AGGRESSIVE 1000
                                                             ----------------               -------------------------
                                                      PERIOD ENDED       YEAR ENDED       PERIOD ENDED      YEAR ENDED
                                                      SEPT. 30/01        DEC. 31/00        SEPT. 30/01      DEC. 31/00
                                                      -----------        ----------        -----------      ----------
Income:
      Dividends                                       $   295,174       $   933,644         $  48,963       $  37,648
Expenses:
      Mortality and expense risks, and
         administrative charges                            35,064            42,374             3,169           4,794
                                                      ---------------------------------------------------------------
Net investment income (loss) during the period            260,110           891,270            45,794          32,854
Net realized gain (loss) during the period             (1,031,853)          236,149           (17,247)         14,597
Unrealized appreciation (depreciation) during
     the period                                        (1,430,201)       (2,285,423)         (203,030)        (84,082)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets
    from operations                                    (2,201,944)       (1,158,004)         (174,483)        (36,631)
                                                      ---------------------------------------------------------------
Changes from principal transactions:
    Transfer of net premiums                            1,976,040         3,140,695           174,849          71,415
    Transfer on terminations                             (568,872)         (990,185)          (72,113)        (84,132)
    Transfer on policy loans                               (7,859)          (60,521)          (32,555)           (692)
    Net interfund transfers                               427,381           286,718           (27,339)        (82,072)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets
    from principal transactions                         1,826,690         2,376,707            42,842         (95,481)
                                                      ---------------------------------------------------------------
Total increase (decrease) in assets                      (375,254)        1,218,703          (131,641)       (132,112)

Assets beginning of year                                7,183,787         5,965,084           673,805         805,917
                                                      ---------------------------------------------------------------
Assets end of period                                  $ 6,808,533       $ 7,183,787         $ 542,164       $ 673,805
                                                      ===============================================================



See accompanying notes.

                                               SUB-ACCOUNT
                                               -----------
         LIFESTYLE BALANCED 640       LIFESTYLE CONSERVATIVE 280         LIFESTYLE GROWTH 820
         ----------------------       --------------------------         --------------------
PERIOD ENDED       YEAR ENDED      PERIOD ENDED      YEAR ENDED     PERIOD ENDED      YEAR ENDED
 SEPT. 30/01       DEC. 31/00      SEPT. 30/01       DEC. 31/00      SEPT. 30/01      DEC. 31/00
 -----------       ----------      -----------       ----------      -----------      ----------
$  331,915       $   89,487       $   14,490       $  29,153       $  138,327       $  149,038


    19,253           14,134            1,883           2,482            7,652           11,827
----------------------------------------------------------------------------------------------
   312,662           75,353           12,607          26,671          130,675          137,211
   (99,286)          51,498            2,210         (10,067)         (60,724)          46,233

  (688,002)        (151,961)          (2,240)          5,241         (386,227)        (248,793)
----------------------------------------------------------------------------------------------
  (474,626)         (25,110)          12,577          21,845         (316,276)         (65,349)


   290,106        2,347,394           47,116          31,809          557,895          600,657
  (253,812)        (156,204)         (15,980)       (102,927)        (155,060)        (179,618)
       292          (51,653)            (719)        (56,838)         (18,841)         (27,215)
 2,234,438          167,632        3,193,209         (92,469)        (115,822)        (756,569)
----------------------------------------------------------------------------------------------

 2,271,024        2,307,169        3,223,626        (220,425)         268,172         (362,745)
----------------------------------------------------------------------------------------------
 1,796,398        2,282,059        3,236,203        (198,580)         (48,104)        (428,094)

 3,847,425        1,565,366          293,688         492,268        1,510,205        1,938,299
----------------------------------------------------------------------------------------------
$5,643,823       $3,847,425       $3,529,891       $ 293,688       $1,462,101       $1,510,205
==============================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                         SUB-ACCOUNT
                                                      ------------------------------------------------
                                                                                             MID CAP
                                                          LIFESTYLE MODERATE 460             GROWTH
                                                      ------------------------------------------------
                                                      PERIOD ENDED       YEAR ENDED       PERIOD ENDED
                                                      SEPT. 30/01        DEC. 31/00       SEPT. 30/01*
                                                      ------------------------------------------------
Income:
      Dividends                                       $    45,109         $   5,907         $     --
Expenses:
      Mortality and expense risks, and
         administrative charges                             3,132               917               80
                                                      -----------         ---------         --------
Net investment income (loss) during the period             41,977             4,990              (80)
Net realized gain (loss) during the period                (17,094)            1,296             (101)
Unrealized appreciation (depreciation) during
     the period                                           (66,717)           (4,375)         (21,052)
                                                      -----------         ---------         --------
Net increase (decrease) in assets
    from operations                                       (41,834)            1,911          (21,233)
                                                      -----------         ---------         --------

Changes from principal transactions:
    Transfer of net premiums                              243,850           391,104              566
    Transfer on terminations                              (18,003)          (34,414)            (871)
    Transfer on policy loans                               (1,577)            1,146               --
    Net interfund transfers                               594,988          (425,840)          77,643
                                                      -----------         ---------         --------
Net increase (decrease) in assets
    from principal transactions                           819,258           (68,004)          77,338
                                                      -----------         ---------         --------
Total increase (decrease) in assets                       777,424           (66,093)          56,105

Assets beginning of year                                  295,033           361,126               --
                                                      -----------         ---------         --------
Assets end of period                                  $ 1,072,457         $ 295,033         $ 56,105
                                                      ===========         =========         ========

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                  SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------
                                        MID CAP                                                             MID CAP
          MID CAP INDEX              OPPORTUNITIES                       MID CAP STOCK                       VALUE
----------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        PERIOD ENDED     PERIOD ENDED             PERIOD ENDED            YEAR ENDED          PERIOD ENDED
 SEPT. 30/01        DEC. 31/00**     SEPT. 30/01*              SEPT. 30/01            DEC. 31/00          SEPT. 30/01*
----------------------------------------------------------------------------------------------------------------------

$      10             $   4,817             $    --             $      --             $      --             $      --


      991                   252                   2                 2,498                 2,347                   150
---------             ---------             -------             ---------             ---------             ---------
     (981)                4,565                  (2)               (2,498)               (2,347)                 (150)
  (16,636)                  167                  (1)              (32,150)              (13,526)                 (122)

  (56,086)               (5,883)               (662)             (104,770)               (2,643)              (10,003)
---------             ---------             -------             ---------             ---------             ---------

  (73,703)               (1,151)               (665)             (139,418)              (18,516)              (10,275)
---------             ---------             -------             ---------             ---------             ---------

  139,862                 3,514               5,649               258,538               106,206                 2,369
   (8,372)               (1,484)                (61)              (33,959)              (21,708)               (4,852)
       --                    --                  --                  (816)                 (223)                   --
   70,227               244,613                  --               173,100               133,861               124,517
---------             ---------             -------             ---------             ---------             ---------

  201,717               246,643               5,588               396,863               218,136               122,034
---------             ---------             -------             ---------             ---------             ---------
  128,014               245,492               4,923               257,445               199,620               111,759

  245,492                    --                  --               380,467               180,847                    --
---------             ---------             -------             ---------             ---------             ---------
$ 373,506             $ 245,492             $ 4,923             $ 637,912             $ 380,467             $ 111,759
=========             =========             =======             =========             =========             =========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                     SUB-ACCOUNT
                                                     ----------------------------------------------------------------------------
                                                                MONEY MARKET                               OVERSEAS
                                                     ----------------------------------------------------------------------------
                                                     PERIOD ENDED           YEAR ENDED          PERIOD ENDED        YEAR ENDED
                                                      SEPT. 30/01           DEC. 31/00          SEPT. 30/01         DEC. 31/00
                                                     ----------------------------------------------------------------------------
Income:
      Dividends                                       $  1,220,745         $  1,932,420         $   280,476         $   118,152
Expenses:
      Mortality and expense risks, and
         administrative charges                            188,806              212,370              14,663              12,911
                                                      ------------         ------------         -----------         -----------
Net investment income (loss) during the period           1,031,939            1,720,050             265,813             105,241
Net realized gain (loss) during the period                      --                   --            (549,957)            (59,142)
Unrealized appreciation (depreciation) during
     the period                                                 --                   --            (762,241)           (565,259)
                                                      ------------         ------------         -----------         -----------
Net increase (decrease) in assets
    from operations                                      1,031,939            1,720,050          (1,046,385)           (519,160)
                                                      ------------         ------------         -----------         -----------

Changes from principal transactions:
    Transfer of net premiums                             8,283,912           19,729,086           1,648,099           2,381,221
    Transfer on terminations                            (3,361,867)          (6,012,717)           (132,228)           (239,365)
    Transfer on policy loans                                60,341              204,008              (2,421)             (2,019)
    Net interfund transfers                             (8,227,569)          (3,132,123)           (211,341)            753,735
                                                      ------------         ------------         -----------         -----------
Net increase (decrease) in assets
    from principal transactions                         (3,245,183)          10,788,254           1,302,109           2,893,572
                                                      ------------         ------------         -----------         -----------
Total increase (decrease) in assets                     (2,213,244)          12,508,304             255,724           2,374,412

Assets beginning of year                                40,320,273           27,811,969           2,932,587             558,175
                                                      ------------         ------------         -----------         -----------
Assets end of period                                  $ 38,107,029         $ 40,320,273         $ 3,188,311         $ 2,932,587
                                                      ============         ============         ===========         ===========

See accompanying notes.

                                                   SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
         PACIFIC RIM                           QUANTITATIVE EQUITY                      REAL ESTATE SECURITIES
---------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED          PERIOD ENDED          YEAR ENDED          PERIOD ENDED          YEAR ENDED
SEPT. 30/01         DEC. 31/00          SEPT. 30/01           DEC. 31/00          SEPT. 30/01           DEC. 31/00
---------------------------------------------------------------------------------------------------------------------
$    17,876         $    20,741         $  5,763,630         $  5,932,623         $    565,952         $    548,910


     21,955              35,497              191,695              309,403               83,908               96,131
-----------         -----------         ------------         ------------         ------------         ------------
     (4,079)            (14,756)           5,571,935            5,623,220              482,044              452,779
   (175,742)            (85,747)             162,435            2,793,944               75,776             (373,361)

 (1,241,962)         (1,449,544)         (19,709,029)          (5,866,904)            (659,894)           3,308,154
-----------         -----------         ------------         ------------         ------------         ------------

 (1,421,783)         (1,550,047)         (13,974,659)           2,550,260             (102,074)           3,387,572
-----------         -----------         ------------         ------------         ------------         ------------


    734,875           1,893,650            3,042,479            3,739,616            1,914,346            1,902,266
   (321,157)           (669,458)          (3,682,900)          (4,929,423)          (1,543,522)          (1,529,570)
      6,134             (17,017)            (190,597)            (344,939)             (95,582)            (152,860)
    (81,218)             19,115             (943,867)            (605,234)           1,263,103             (473,949)
-----------         -----------         ------------         ------------         ------------         ------------

    338,634           1,226,290           (1,774,885)          (2,139,980)           1,538,345             (254,113)
-----------         -----------         ------------         ------------         ------------         ------------
 (1,083,149)           (323,757)         (15,749,544)             410,280            1,436,271            3,133,459

  5,139,164           5,462,921           46,178,737           45,768,457           17,166,358           14,032,899
-----------         -----------         ------------         ------------         ------------         ------------
$ 4,056,015         $ 5,139,164         $ 30,429,193         $ 46,178,737         $ 18,602,629         $ 17,166,358
===========         ===========         ============         ============         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                    SUB-ACCOUNT
                                                      ----------------------------------------------------------------------
                                                           SCIENCE & TECHNOLOGY                     SMALL CAP INDEX
                                                      ----------------------------------------------------------------------
                                                      PERIOD ENDED         YEAR ENDED         PERIOD ENDED      PERIOD ENDED
                                                       SEPT. 30/01         DEC. 31/00          SEPT. 30/01      DEC. 31/00**
                                                      ----------------------------------------------------------------------
Income:
      Dividends                                       $  2,074,187         $  1,118,209         $      --         $  1,534
Expenses:
      Mortality and expense risks, and
         administrative charges                            166,429              308,316               722               58
                                                      ------------         ------------         ---------         --------
Net investment income (loss) during the period           1,907,758              809,893              (722)           1,476
Net realized gain (loss) during the period             (18,330,986)           6,027,471           (21,435)              75
Unrealized appreciation (depreciation) during
     the period                                        (11,823,877)         (27,894,294)          (21,001)          (2,773)
                                                      ------------         ------------         ---------         --------
Net increase (decrease) in assets
    from operations                                    (28,247,105)         (21,056,930)          (43,158)          (1,222)
                                                      ------------         ------------         ---------         --------

Changes from principal transactions:
    Transfer of net premiums                            13,889,354           23,717,592            79,040            4,377
    Transfer on terminations                            (1,643,996)          (3,000,348)           (2,732)            (373)
    Transfer on policy loans                               (17,268)            (129,110)           (1,237)              --
    Net interfund transfers                             (3,348,090)           7,234,394            46,217           40,916
                                                      ------------         ------------         ---------         --------
Net increase (decrease) in assets
    from principal transactions                          8,880,000           27,822,528           121,288           44,920
                                                      ------------         ------------         ---------         --------
Total increase (decrease) in assets                    (19,367,105)           6,765,598            78,130           43,698

Assets beginning of year                                42,158,414           35,392,816            43,698               --
                                                      ------------         ------------         ---------         --------
Assets end of period                                  $ 22,791,309         $ 42,158,414         $ 121,828         $ 43,698
                                                      ============         ============         =========         ========


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                   SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
      SMALL COMPANY BLEND                     SMALL COMPANY VALUE                       STRATEGIC BOND
----------------------------------------------------------------------------------------------------------------
PERIOD ENDED         YEAR ENDED         PERIOD ENDED        YEAR ENDED          PERIOD ENDED        YEAR ENDED
SEPT. 30/01          DEC. 31/00         SEPT. 30/01         DEC. 31/00          SEPT. 30/01         DEC. 31/00
----------------------------------------------------------------------------------------------------------------

$     9,171         $   133,872         $     6,135         $     2,007         $    80,052         $    85,997


      9,527               5,510              13,852              11,945               7,087               6,711
-----------         -----------         -----------         -----------         -----------         -----------
       (356)            128,362              (7,717)             (9,938)             72,965              79,286
   (308,531)             24,165              92,841              64,625             (22,681)            (41,693)

   (277,369)           (568,390)           (456,030)             82,411               9,931              28,826
-----------         -----------         -----------         -----------         -----------         -----------

   (586,256)           (415,863)           (370,906)            137,098              60,215              66,419
-----------         -----------         -----------         -----------         -----------         -----------


    841,229             661,522             939,327           1,025,807             207,415             134,439
    (68,421)            (31,361)            (99,555)            (79,835)            (66,625)            (42,241)
        187             (10,610)            (10,874)            (11,079)            (54,821)             (3,131)
    988,021             894,978             988,303             262,214             940,913            (404,574)
-----------         -----------         -----------         -----------         -----------         -----------

  1,761,016           1,514,529           1,817,201           1,197,107           1,026,882            (315,507)
-----------         -----------         -----------         -----------         -----------         -----------
  1,174,760           1,098,666           1,446,295           1,334,205           1,087,097            (249,088)

  1,334,707             236,041           2,461,108           1,126,903           1,029,633           1,278,721
-----------         -----------         -----------         -----------         -----------         -----------
$ 2,509,467         $ 1,334,707         $ 3,907,403         $ 2,461,108         $ 2,116,730         $ 1,029,633
===========         ===========         ===========         ===========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                  SUB-ACCOUNT
                                                     -----------------------------------------------------------------------
                                                       STRATEGIC                                                 TACTICAL
                                                        GROWTH               STRATEGIC OPPORTUNITIES             ALLOCATION
                                                     -----------------------------------------------------------------------
                                                     PERIOD ENDED       PERIOD ENDED          YEAR ENDED        PERIOD ENDED
                                                     SEPT. 30/01*       SEPT. 30/01           DEC. 31/00        SEPT. 30/01*
                                                     -----------------------------------------------------------------------
Income:
      Dividends                                       $      --         $  2,218,057         $  1,408,900         $     18
Expenses:
      Mortality and expense risks, and
         administrative charges                             143               76,423               81,796              161
                                                      ---------         ------------         ------------         --------
Net investment income (loss) during the period             (143)           2,141,634            1,327,104             (143)
Net realized gain (loss) during the period                 (119)          (4,072,695)            (242,930)         (11,004)
Unrealized appreciation (depreciation) during
     the period                                         (30,782)          (3,285,881)          (2,200,855)            (545)
                                                      ---------         ------------         ------------         --------
Net increase (decrease) in assets
    from operations                                     (31,044)          (5,216,942)          (1,116,681)         (11,692)
                                                      ---------         ------------         ------------         --------

Changes from principal transactions:
    Transfer of net premiums                              7,132            4,789,502            3,657,647            6,017
    Transfer on terminations                             (1,409)            (835,777)          (2,369,868)          (1,835)
    Transfer on policy loans                                 --               10,473              (79,984)              --
    Net interfund transfers                             159,243           (4,018,010)           5,347,608           12,067
                                                      ---------         ------------         ------------         --------
Net increase (decrease) in assets
    from principal transactions                         164,966              (53,812)           6,555,403           16,249
                                                      ---------         ------------         ------------         --------
Total increase (decrease) in assets                     133,922           (5,270,754)           5,438,722            4,557

Assets beginning of year                                     --           14,580,851            9,142,129               --
                                                      ---------         ------------         ------------         --------
Assets end of period                                  $ 133,922         $  9,310,097         $ 14,580,851         $  4,557
                                                      =========         ============         ============         ========

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                       SUB-ACCOUNT
------------------------------------------------------------------------------------------
     TELE-
COMMUNICATIONS              TOTAL RETURN                     TOTAL STOCK MARKET INDEX
------------------------------------------------------------------------------------------
 PERIOD ENDED    PERIOD ENDED         YEAR ENDED          PERIOD ENDED        PERIOD ENDED
 SEPT. 30/01*    SEPT. 30/01          DEC. 31/00          SEPT. 30/01         DEC. 31/00**
------------------------------------------------------------------------------------------

$     --         $    234,318         $    27,495         $        --         $    12,374


      30               33,495              15,109               8,586               2,888
--------         ------------         -----------         -----------         -----------
     (30)             200,823              12,386              (8,586)              9,486
     (21)             184,783              22,935             (58,115)             (1,756)

  (8,124)             325,269             277,035            (424,548)           (140,552)
--------         ------------         -----------         -----------         -----------

  (8,175)             710,875             312,356            (491,249)           (132,822)
--------         ------------         -----------         -----------         -----------


      --            2,076,116           1,516,546             216,391               2,071
     (89)            (179,013)            (75,925)            (70,284)            (24,855)
      --              (51,927)                 --                  --                  --
  29,437            8,088,526           2,577,623           1,603,594           1,478,869
--------         ------------         -----------         -----------         -----------

  29,348            9,933,702           4,018,244           1,749,701           1,456,085
--------         ------------         -----------         -----------         -----------
  21,173           10,644,577           4,330,600           1,258,452           1,323,263

      --            4,630,708             300,108           1,323,263                  --
--------         ------------         -----------         -----------         -----------
$ 21,173         $ 15,275,285         $ 4,630,708         $ 2,581,715         $ 1,323,263
========         ============         ===========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                   SUB-ACCOUNT
                                                      ------------------------------------------------------------------------
                                                        U.S. GOVERNMENT SECURITIES                U.S. LARGE CAP VALUE
                                                      ------------------------------------------------------------------------
                                                      PERIOD ENDED        YEAR ENDED          PERIOD ENDED        YEAR ENDED
                                                      SEPT. 30/01         DEC. 31/00          SEPT. 30/01         DEC. 31/00
                                                      ------------------------------------------------------------------------
Income:
      Dividends                                       $   290,455         $   162,231         $    21,133         $     7,307
Expenses:
      Mortality and expense risks, and
         administrative charges                            24,393              14,820              11,973               9,544
                                                      -----------         -----------         -----------         -----------
Net investment income (loss) during the period            266,062             147,411               9,160              (2,237)
Net realized gain (loss) during the period                 36,821             (46,024)            (30,603)             67,805
Unrealized appreciation (depreciation) during
     the period                                            77,274             123,103            (626,316)            (30,733)
                                                      -----------         -----------         -----------         -----------
Net increase (decrease) in assets
    from operations                                       380,157             224,490            (647,759)             34,835
                                                      -----------         -----------         -----------         -----------

Changes from principal transactions:
    Transfer of net premiums                            1,212,440             491,787           1,792,317             659,231
    Transfer on terminations                             (312,552)           (463,269)           (157,909)            (95,636)
    Transfer on policy loans                              (53,803)            (31,242)             (5,191)             14,332
    Net interfund transfers                             3,697,832            (179,509)            (37,033)             19,431
                                                      -----------         -----------         -----------         -----------
Net increase (decrease) in assets
    from principal transactions                         4,543,917            (182,233)          1,592,184             597,358
                                                      -----------         -----------         -----------         -----------
Total increase (decrease) in assets                     4,924,074              42,257             944,425             632,193

Assets beginning of year                                2,573,829           2,531,572           2,058,204           1,426,011
                                                      -----------         -----------         -----------         -----------
Assets end of period                                  $ 7,497,903         $ 2,573,829         $ 3,002,629         $ 2,058,204
                                                      ===========         ===========         ===========         ===========

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                      SUB-ACCOUNT
-------------------------------------------------------------------------------------
  UTILITIES                    VALUE                              500 INDEX                                 TOTAL
---------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED     PERIOD ENDED         YEAR ENDED        PERIOD ENDED     PERIOD ENDED         PERIOD ENDED          YEAR ENDED
SEPT. 30/01*     SEPT. 30/01          DEC. 31/00        SEPT. 30/01      DEC. 31/00**         SEPT. 30/01           DEC. 31/00
---------------------------------------------------------------------------------------------------------------------------------
$     --         $   225,855         $        --         $       7         $     512         $  27,348,925         $  33,640,178


      65              34,292              24,109             1,355               397             2,364,170             3,367,318
--------         -----------         -----------         ---------         ---------         -------------         -------------
     (65)            191,563             (24,109)           (1,348)              115            24,984,755            30,272,860
     (30)            391,169            (100,839)           (8,623)           (2,289)          (43,065,308)           23,929,759

  (8,871)         (1,343,295)          1,097,226          (103,051)          (16,787)         (118,662,574)          (98,403,823)
--------         -----------         -----------         ---------         ---------         -------------         -------------

  (8,966)           (760,563)            972,278          (113,022)          (18,961)         (136,743,127)          (44,201,204)
--------         -----------         -----------         ---------         ---------         -------------         -------------


     225           2,171,794           1,034,204           228,256           266,299           107,668,006           156,665,425
    (197)           (340,787)           (224,326)          (26,826)           (6,826)          (34,467,318)          (54,308,095)
      --                (696)              3,564             1,573           (21,009)             (514,277)           (2,312,875)
  58,874           3,299,462            (394,919)          288,901            28,758              (127,122)             (132,679)
--------         -----------         -----------         ---------         ---------         -------------         -------------

  58,902           5,129,773             418,523           491,904           267,222            72,559,289            99,911,776
--------         -----------         -----------         ---------         ---------         -------------         -------------
  49,936           4,369,210           1,390,801           378,882           248,261           (64,183,838)           55,710,572

      --           4,713,260           3,322,459           248,261                --           526,465,993           470,755,421
--------         -----------         -----------         ---------         ---------         -------------         -------------
$ 49,936         $ 9,082,470         $ 4,713,260         $ 627,143         $ 248,261         $ 462,282,155         $ 526,465,993
========         ===========         ===========         =========         =========         =============         =============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)


1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Four (the Account) is a separate account established by the Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in sixty sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been replaced with new sub-accounts as follows:

   PREVIOUS FUND                      NEW FUND                   EFFECTIVE DATE
   -------------                      --------                   --------------
Mid Cap Blend Trust         Strategic Opportunities Trust          May 1, 2001
Mid Cap Growth Trust            All Cap Growth Trust               May 2, 2000

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                              COMMENCEMENT OF OPERATIONS OF
                                                      THE SUB-ACCOUNTS
                                              -----------------------------
All Cap Value Trust                                    May 1, 2001
Capital Appreciation Trust                             May 1, 2001
Capital Opportunities Trust                            May 1, 2001
Dynamic Growth Trust                                   May 2, 2000
Financial Services Trust                               May 1, 2001
Fundamental Value Trust                                May 1, 2001
Health Sciences Trust                                  May 1, 2001
International Index Trust                              May 2, 2000
Internet Technologies Trust                            May 2, 2000
Mid Cap Growth Trust                                   May 1, 2001
Mid Cap Index Trust                                    May 2, 2000
Mid Cap Opportunities Trust                            May 1, 2001
Mid Cap Value Trust                                    May 1, 2001
Quantitative Mid Cap Trust                             May 1, 2001
Small Cap Index Trust                                  May 2, 2000
Strategic Growth Trust                                 May 1, 2001
Tactical Allocation Trust                              May 2, 2000
Telecommunications Trust                               May 1, 2001
Total Stock Market Index Trust                         May 2, 2000
Utilities Trust                                        May 1, 2001
500 Index Trust                                        May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

Manufacturers Life of America deducts from the assets of the Account a daily charge equivalent to annual rates between 0.40% and 0.65% of the average net value of the Account's assets for mortality and expense risks.

4. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001:

                                                           PURCHASES              SALES
                                                         ------------        ------------
Aggressive Growth Trust                                  $  2,783,253        $  1,794,972
All Cap Growth Trust                                        7,790,560           2,800,562
All Cap Value Trust                                            12,172               1,148
Balanced Trust                                              5,110,698           8,957,513
Blue Chip Growth Trust                                     25,488,038          19,007,184
Capital Appreciation Trust                                     34,472                  71
Capital Opportunities Trust                                     9,458                  56
Diversified Bond Trust                                      5,672,058           3,222,813
Dynamic Growth Trust                                        2,112,932           1,615,183
Emerging Small Company Trust                               21,340,717          17,917,896
Equity Income Trust                                        10,771,571           3,608,283
Equity Index Trust                                         23,911,403          19,867,665
Financial Services Trust                                       89,259                 770
Fundamental Value Trust                                       248,717               1,400
Global Bond Trust                                             361,072             312,695
Global Equity Trust                                         2,093,135           1,004,456
Growth Trust                                                5,997,371           5,636,020
Growth and Income Trust                                    14,820,880          10,502,723
Health Services Trust                                          89,450                 829
High Yield Trust                                            5,041,010           3,614,626
Income and Value Trust                                      5,007,560           1,854,677
International Index Trust                                     632,561             535,276
International Small Cap Trust                               1,785,078           1,890,147
International Stock Trust                                  11,949,451          12,709,691
International Value Trust                                   1,022,743             490,949
Internet Technologies Trust                                    79,595              84,338
Investment Quality Bond Trust                              10,375,163           7,250,406
Large Cap Growth Trust                                      5,671,364           3,584,565
Lifestyle Aggressive 1000 Trust                               433,378             344,742
Lifestyle Balanced 640 Trust                                4,235,952           1,652,266
Lifestyle Conservative 280 Trust                            3,407,250             171,018
Lifestyle Growth 820 Trust                                    782,559             383,710
Lifestyle Moderate 460 Trust                                1,255,048             393,813

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                           PURCHASES              SALES
                                                         ------------        ------------
Mid Cap Growth Trust                                           77,827                 570
Mid Cap Index Trust                                           501,887             301,150
Mid Cap Opportunities Trust                                     5,598                  13
Mid Cap Stock Trust                                           640,813             246,448
Mid Cap Value Trust                                           123,974               2,090
Money Market Trust                                         27,914,145          30,127,388
Overseas Trust                                              2,828,728           1,260,807
Pacific Rim Emerging Markets Trust                          1,836,452           1,501,896
Quantitative Equity Trust                                   9,469,927           5,672,877
Real Estate Securities Trust                                6,466,802           4,446,413
Science and Technology Trust                               37,063,591          26,275,833
Small Cap Index Trust                                         690,835             570,268
Small Company Blend Trust                                   2,338,295             577,636
Small Company Value Trust                                   3,563,374           1,753,889
Strategic Bond Trust                                        2,375,763           1,275,916
Strategic Growth Trust                                        165,606                 783
Strategic Opportunities Trust                               9,108,514           7,020,691
Tactical Allocation Trust                                     112,886              96,780
Telecommunications Trust                                       29,437                 120
Total Return Trust                                         13,956,190           3,821,666
Total Stock Market Index Trust                              2,014,904             273,789
U.S. Government Securities Trust                            6,649,287           1,839,308
U.S. Large Cap Value Trust                                  4,130,758           2,529,414
Utilities Trust                                                59,099                 262
Value Trust                                                 8,703,247           3,381,911
500 Index Trust                                               533,535              42,980
                                                         ------------        ------------
Total                                                    $321,777,402        $224,233,361
                                                         ============        ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and at December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable universal life contracts are as follows:

                                                                       2000                                2001
                                                                    ----------------------------------------------------------------
                                                                    UNIT VALUE        UNIT VALUE           UNITS           DOLLARS
                                                                    ----------------------------------------------------------------
Aggressive Growth Trust:
     Individual and Corporate Variable Life Type L Contracts        $    20.28        $    13.09          226,726        $ 2,969,016
     Corporate Variable Life Type K Contracts                            14.69              9.50          139,475          1,324,501
                                                                                                                         -----------
                                                                                                                           4,293,517

All Cap Growth Trust:
     Individual and Corporate Variable Life Type L Contracts             24.68             15.84          539,575          8,548,556
     Corporate Variable Life Type K Contracts                            12.81              8.23          109,514            900,921
                                                                                                                         -----------
                                                                                                                           9,449,477

All Cap Value Trust:
     Individual and Corporate Variable Life Type L Contracts
                                                                            --             10.65              942             10,038

Balanced Trust:
     Individual and Corporate Variable Life Type L Contracts             29.62             24.74        1,169,028         28,917,275
     Corporate Variable Life Type K Contracts                            11.03              9.22            3,383             31,186
     Corporate Variable Life Type I Contracts                               --             24.78           38,593            956,437
                                                                                                                         -----------
                                                                                                                          29,904,898
Blue Chip Growth Trust:
     Individual and Corporate Variable Life Type L Contracts             23.33             17.46        1,191,851         20,811,038
     Corporate Variable Life Type K Contracts                            12.48              9.34          357,111          3,337,098
     Corporate Variable Life Type I Contracts                               --             17.49          455,027          7,960,340
                                                                                                                         -----------
                                                                                                                          32,108,476

Capital Appreciation Trust:
     Individual and Corporate Variable Life Type L Contracts                --              9.51            3,318             31,557

Capital Opportunities Trust:
     Individual and Corporate Variable Life Type L Contracts                --              9.11              835              7,599

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                      2000                                2001
                                                                   ----------------------------------------------------------------
                                                                   UNIT VALUE           UNIT VALUE        UNITS            DOLLARS
                                                                   ----------------------------------------------------------------
Diversified Bond Trust:
     Individual and Corporate Variable Life Type L Contracts          13.97                14.86          353,205         5,248,827
     Corporate Variable Life Type K Contracts                         13.61                14.48           71,666         1,037,938
                                                                                                                         ----------
                                                                                                                          6,286,765
Dynamic Growth Trust:
     Individual and Corporate Variable Life Type L Contracts           7.95                 4.14          101,020           418,166
     Corporate Variable Life Type K Contracts                          7.95                 4.15           18,131            75,157
                                                                                                                         ----------
                                                                                                                            493,323
Emerging Small Company Trust:
     Individual and Corporate Variable Life Type L Contracts         102.67                63.50          669,388        42,509,755
     Corporate Variable Life Type K Contracts                         15.12                 9.36          283,758         2,655,315
     Corporate Variable Life Type I Contracts                            --                63.62           89,245         5,677,903
                                                                                                                         ----------
                                                                                                                         50,842,973

Equity Income Trust:
     Individual and Corporate Variable Life Type L Contracts          18.21                17.05          580,810         9,903,002
     Corporate Variable Life Type K Contracts                         13.40                12.55           28,765           361,091
     Corporate Variable Life Type I Contracts                            --                17.08          165,891         2,833,976
                                                                                                                         ----------
                                                                                                                         13,098,069

Equity Index Trust:
     Individual and Corporate Variable Life Type L Contracts          20.90                16.51        1,522,356        25,136,817
     Corporate Variable Life Type K Contracts                         11.67                 9.23          232,102         2,142,000
     Corporate Variable Life Type I Contracts                            --                16.54          420,193         6,950,795
                                                                                                                         ----------
                                                                                                                         34,229,612

Financial Services Trust:
     Individual and Corporate Variable Life Type L Contracts             --                10.56            7,388            78,036

Fundamental Value Trust:
     Individual and Corporate Variable Life Type L Contracts             --                10.55           20,889           220,415

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                      2000                                 2001
                                                                   ----------------------------------------------------------------
                                                                   UNIT VALUE           UNIT VALUE         UNITS           DOLLARS
                                                                   ----------------------------------------------------------------
Global Bond Trust:
     Individual and Corporate Variable Life Type L Contracts          13.18                13.54           29,404           398,087
     Corporate Variable Life Type K Contracts                         12.45                12.80            5,477            70,108
                                                                                                                         ----------
                                                                                                                            468,195

Global Equity Trust:
     Individual and Corporate Variable Life Type L Contracts          18.59                14.21          215,459         3,061,962
     Corporate Variable Life Type K Contracts                         14.13                10.81           13,772           148,822
                                                                                                                         ----------
                                                                                                                          3,210,784

Growth Trust:
     Individual and Corporate Variable Life Type L Contracts          18.08                12.37          783,876         9,697,772
     Corporate Variable Life Type K Contracts                          9.91                 6.79          165,900         1,126,096
                                                                                                                         ----------
                                                                                                                         10,823,868

Growth and Income Trust:
     Individual and Corporate Variable Life Type L Contracts          21.11                16.96        1,018,955        17,279,387
     Corporate Variable Life Type K Contracts                         11.84                 9.51          309,055         2,939,990
     Corporate Variable Life Type I Contracts                            --                16.99          249,312         4,235,492
                                                                                                                         ----------
                                                                                                                         24,454,869

Health Services Trust:
     Individual and Corporate Variable Life Type L Contracts             --                11.98            6,983            83,647

High Yield Trust:
     Individual and Corporate Variable Life Type L Contracts          13.67                12.43          258,264         3,209,892
     Corporate Variable Life Type K Contracts                         11.51                10.47           55,514           581,348
     Corporate Variable Life Type I Contracts                            --                12.45           76,502           952,479
                                                                                                                         ----------
                                                                                                                          4,743,719

Income and Value Trust:
     Individual and Corporate Variable Life Type L Contracts          15.77                14.14          473,553         6,697,194
     Corporate Variable Life Type K Contracts                         13.21                11.86          137,023         1,624,652
                                                                                                                         ----------
                                                                                                                          8,321,846

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                    2000                                 2001
                                                                 -----------------------------------------------------------------
                                                                 UNIT VALUE           UNIT VALUE         UNITS          DOLLARS
                                                                 -----------------------------------------------------------------
International Index Trust:
     Individual and Corporate Variable Life Type L Contracts        11.22                 8.17           15,927           130,162

International Small Cap Trust:
     Individual and Corporate Variable Life Type L Contracts        18.06                10.96          194,656         2,132,824
     Corporate Variable Life Type K Contracts                       11.28                 6.85           62,371           427,239
                                                                                                                       ----------
                                                                                                                        2,560,063

International Stock Trust:
     Individual and Corporate Variable Life Type L Contracts        14.50                10.39          664,188         6,901,445
     Corporate Variable Life Type K Contracts                       11.81                 8.47           26,967           228,393
     Corporate Variable Life Type I Contracts                          --                10.41          392,306         4,084,104
                                                                                                                       ----------
                                                                                                                       11,213,942

International Value Trust:
     Individual and Corporate Variable Life Type L Contracts        12.01                 9.53          190,922         1,818,643
     Corporate Variable Life Type K Contracts                       12.42                 9.86            6,150            60,645
                                                                                                                       ----------
                                                                                                                        1,879,288

Internet Technologies Trust:
     Individual and Corporate Variable Life Type L Contracts         7.00                 2.74           21,754            59,708
     Corporate Variable Life Type K Contracts                        7.00                   --               --                --
                                                                                                                       ----------
                                                                                                                           59,708

Investment Quality Bond Trust:
     Individual and Corporate Variable Life Type L Contracts        15.50                16.57        1,155,979        19,153,757
     Corporate Variable Life Type K Contracts                       13.48                14.42           32,160           463,634
                                                                                                                       ----------
                                                                                                                       19,617,391

Large Cap Growth Trust:
     Individual and Corporate Variable Life Type L Contracts        16.13                11.87          521,815         6,195,623
     Corporate Variable Life Type K Contracts                       11.49                 8.47           72,396           612,910
                                                                                                                       ----------
                                                                                                                        6,808,533

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                       2000                              2001
                                                                    ------------------------------------------------------------
                                                                    UNIT VALUE          UNIT VALUE       UNITS          DOLLARS
                                                                    ------------------------------------------------------------
Lifestyle Aggressive 1000 Trust:
     Individual and Corporate Variable Life Type L Contracts           15.95               12.08         44,862          542,164

Lifestyle Balanced 640 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.78               14.84        365,146        5,417,718
     Corporate Variable Life Type K Contracts                          13.24               11.71         19,302          226,105
                                                                                                                       ---------
                                                                                                                       5,643,823

Lifestyle Conservative 280 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.55               16.66        211,146        3,517,564
     Corporate Variable Life Type K Contracts                             --               13.55            910           12,327
                                                                                                                       ---------
                                                                                                                       3,529,891

Lifestyle Growth 820 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.69               13.63        101,719        1,386,480
     Corporate Variable Life Type K Contracts                          12.85               10.50          7,201           75,621
                                                                                                                       ---------
                                                                                                                       1,462,101

Lifestyle Moderate 460 Trust:
     Individual and Corporate Variable Life Type L Contracts           16.70               15.75         62,697          987,514
     Corporate Variable Life Type K Contracts                          13.20               12.45          6,820           84,943
                                                                                                                       ---------
                                                                                                                       1,072,457

Mid Cap Growth Trust:
     Individual and Corporate Variable Life Type L Contracts              --                8.12          6,911           56,105

Mid Cap Index Trust:
     Individual and Corporate Variable Life Type L Contracts           13.34               11.08         27,357          303,104
     Corporate Variable Life Type K Contracts                             --               11.09          6,345           70,402
                                                                                                                       ---------
                                                                                                                         373,506

Mid Cap Opportunities Trust:
     Individual and Corporate Variable Life Type L Contracts              --                8.44            583            4,923

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                     2000                                2001
                                                                  ----------------------------------------------------------------
                                                                  UNIT VALUE           UNIT VALUE        UNITS            DOLLARS
                                                                  ----------------------------------------------------------------
Mid Cap Stock Trust:
     Individual and Corporate Variable Life Type L Contracts         11.97                 8.78           72,290           634,844
     Corporate Variable Life Type K Contracts                           --                 9.28              331             3,068
                                                                                                                        ----------
                                                                                                                           637,912

Mid Cap Value Trust:
     Individual and Corporate Variable Life Type L Contracts            --                11.53            9,693           111,759

Money Market Trust:
     Individual and Corporate Variable Life Type L Contracts         18.33                18.80        1,687,029        31,722,189
     Corporate Variable Life Type K Contracts                        13.23                13.58          166,311         2,259,408
     Corporate Variable Life Type I Contracts                           --                18.84          218,973         4,125,432
                                                                                                                        ----------
                                                                                                                        38,107,029

Overseas Trust:
     Individual and Corporate Variable Life Type L Contracts         15.05                10.95          147,659         1,616,450
     Corporate Variable Life Type K Contracts                        11.62                 8.46          185,765         1,571,861
                                                                                                                        ----------
                                                                                                                         3,188,311

Pacific Rim Emerging Markets Trust:
     Individual and Corporate Variable Life Type L Contracts          8.58                 6.14          626,979         3,847,406
     Corporate Variable Life Type K Contracts                        10.47                 7.50           27,826           208,609
                                                                                                                        ----------
                                                                                                                         4,056,015

Quantitative Equity Trust:
     Individual and Corporate Variable Life Type L Contracts         66.50                45.77          653,926        29,931,661
     Corporate Variable Life Type K Contracts                        13.81                 9.52           52,285           497,532
                                                                                                                        ----------
                                                                                                                        30,429,193

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  UNIT VALUES (CONTINUED)

                                                                      2000                               2001
                                                                   -----------------------------------------------------------------
                                                                   UNIT VALUE            UNIT VALUE      UNITS            DOLLARS
                                                                   -----------------------------------------------------------------
Real Estate Securities Trust:
     Individual and Corporate Variable Life Type L Contracts          39.79                39.58          417,993        16,543,721
     Corporate Variable Life Type K Contracts                         15.59                15.52           10,599           164,518
     Corporate Variable Life Type I Contracts                            --                39.66           47,772         1,894,390
                                                                                                                         ----------
                                                                                                                         18,602,629

Science and Technology Trust:
     Individual and Corporate Variable Life Type L Contracts          25.89                11.19        1,317,449        14,749,530
     Corporate Variable Life Type K Contracts                          9.84                 4.26          978,909         4,168,261
     Corporate Variable Life Type I Contracts                            --                11.22          345,370         3,873,518
                                                                                                                         ----------
                                                                                                                         22,791,309

Small Cap Index Trust:
     Individual and Corporate Variable Life Type L Contracts          11.65                 9.75           12,498           121,828

Small Company Blend Trust:
     Individual and Corporate Variable Life Type L Contracts          12.76                 9.77          229,061         2,238,785
     Corporate Variable Life Type K Contracts                         11.21                 8.59           31,493           270,682
                                                                                                                         ----------
                                                                                                                          2,509,467

Small Company Value Trust:
     Individual and Corporate Variable Life Type L Contracts           9.59                 8.82          379,413         3,346,231
     Corporate Variable Life Type K Contracts                         14.19                13.06            7,965           104,010
     Corporate Variable Life Type I Contracts                            --                 8.83           51,743           457,162
                                                                                                                         ----------
                                                                                                                          3,907,403

Strategic Bond Trust:
     Individual and Corporate Variable Life Type L Contracts          14.79                15.49          132,026         2,044,221
     Corporate Variable Life Type K Contracts                            --                14.04            5,163            72,509
                                                                                                                         ----------
                                                                                                                          2,116,730

Strategic Growth Trust:
     Individual and Corporate Variable Life Type L Contracts             --                 9.21           14,548           133,922

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                                            2000                           2001
                                                                          ----------------------------------------------------------
                                                                          UNIT VALUE      UNIT VALUE      UNITS            DOLLARS
                                                                          ----------------------------------------------------------
Strategic Opportunities Trust:
     Individual and Corporate Variable Life Type L Contracts                17.19            12.32        681,216         8,389,729
     Individual Variable Life Type K Contracts                              12.78             9.17        100,414           920,368
                                                                                                                         ----------
                                                                                                                          9,310,097

Tactical Allocation Trust:
     Individual and Corporate Variable Life Type L Contracts                   --             9.42            484             4,557

Telecommunications Trust:
     Individual and Corporate Variable Life Type L Contracts                   --             6.60          3,207            21,173

Total Return Trust:
     Individual and Corporate Variable Life Type L Contracts                13.57            14.65        461,288         6,756,713
     Corporate Variable Life Type K Contracts                               13.60            14.69        436,546         6,412,625
     Corporate Variable Life Type I Contracts                                  --            14.67        143,516         2,105,947
                                                                                                                         ----------
                                                                                                                         15,275,285

Total Stock Market Index Trust:
     Individual and Corporate Variable Life Type L Contracts                11.20             8.80        285,410         2,512,141
     Corporate Variable Life Type K Contracts                                  --             8.81          7,894            69,574
                                                                                                                         ----------
                                                                                                                          2,581,715

U.S. Government Securities Trust:
     Individual and Corporate Variable Life Type L Contracts                12.80            13.68        340,103         4,652,734
     Corporate Variable Life Type K Contracts                               13.64            14.59        194,990         2,845,169
                                                                                                                         ----------
                                                                                                                          7,497,903

U.S. Large Cap Value Trust:
     Individual and Corporate Variable Life Type L Contracts                13.06            10.80        166,624         1,800,270
     Corporate Variable Life Type K Contracts                               13.01            10.78        111,578         1,202,359
                                                                                                                         ----------
                                                                                                                          3,002,629

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  UNIT VALUES (CONTINUED)

                                                                       2000                                 2001
                                                                    ---------------------------------------------------------------
                                                                    UNIT VALUE         UNIT VALUE           UNITS         DOLLARS
                                                                    ---------------------------------------------------------------
Utilities Trust:
     Individual and Corporate Variable Life Type L Contracts              --              9.26               5,395           49,936

Value Trust:
     Individual and Corporate Variable Life Type L Contracts           16.80             15.62             530,475        8,286,837
     Corporate Variable Life Type K Contracts                          14.99             13.95              57,037          795,633
                                                                                                                       ------------
                                                                                                                          9,082,470

500 Index Trust:
     Individual Variable Life Contracts                                11.26              8.88              33,258          295,275
     Corporate Variable Life Type L Contracts                          11.26              8.90               6,466           57,534
     Corporate Variable Life Type K Contracts                          11.28              8.91              30,787          274,334
                                                                                                                       ------------
                                                                                                                            627,143
                                                                                                                       ------------
Total                                                                                                                  $462,282,155
                                                                                                                       ============

7. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

7. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA"), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

8. SUBSEQUENT EVENT

Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention to transfer all of the Company's Variable business to Manulife USA via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife USA

MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA SEPARATE ACCOUNT FOUR

Audited Financial Statements

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Audited Financial Statements

                     Years ended December 31, 2000 and 1999




                                    CONTENTS


Report of Independent Auditors.............................................    1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................    2
Statements of Operations and Changes in Contract Owners' Equity............    3
Notes to Financial Statements..............................................   23

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Four

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Four as of December 31, 2000 and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Four at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP


February 2, 2001

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000

ASSETS
Investments at market value:
     Sub-Accounts:
         Aggressive Growth Trust - 300,889 shares (cost $6,141,202)                   $  5,373,879
         All Cap Growth Trust - 425,863 shares (cost $10,124,381)                        8,794,079
         Balanced Trust - 2,638,383 shares (cost $46,232,944)                           40,789,397
         Blue Chip Growth Trust - 1,957,148 shares (cost $39,429,130)                   39,397,397
         Diversified Bond Trust - 349,417 shares (cost $3,475,591)                       3,658,397
         Dynamic Growth Trust - 33,865 shares (cost $374,162)                              270,246
         Emerging Small Company Trust - 2,299,165 shares (cost $62,101,820)             80,516,767
         Equity Income Trust - 466,855 shares (cost $7,487,637)                          7,857,179
         Equity Index Trust - 2,423,616 shares (cost $41,521,112)                       39,747,312
         Global Bond Trust - 34,960 shares (cost $401,273)                                 399,237
         Global Equity Trust - 191,279 shares (cost $3,283,186)                          3,534,825
         Growth Trust - 859,958 shares (cost $21,343,839)                               15,237,919
         Growth and Income Trust - 950,065 shares (cost $28,384,264)                    27,114,850
         High Yield Trust - 346,829 shares (cost $4,435,148)                             4,040,562
         Income and Value Trust - 591,470 shares (cost $6,644,511)                       6,245,927
         International Index Trust - 4,003 shares (cost $47,519)                            44,478
         International Small Cap Trust - 258,498 shares (cost $6,015,951)                4,239,359
         International Stock Trust - 1,375,295 shares (cost $18,983,001)                17,617,526
         International Value Trust - 152,906 shares (cost $1,918,792)                    1,844,045
         Internet Technologies Trust - 18,787 shares (cost $219,319)                       132,075
         Investment Quality Bond Trust - 1,387,357 shares (cost $16,112,826)            16,287,580
         Large Cap Growth Trust - 571,048 shares (cost $8,605,377)                       7,183,787
         Lifestyle Aggressive 1000 Trust - 51,475 shares (cost $663,185)                   673,805
         Lifestyle Balanced 640 Trust - 284,152 shares (cost $3,907,099)                 3,847,425
         Lifestyle Conservative 280 Trust - 22,283 shares (cost $280,470)                  293,688
         Lifestyle Growth 820 Trust - 111,045 shares (cost $1,550,839)                   1,510,205
         Lifestyle Moderate 460 Trust - 22,677 shares (cost $295,742)                      295,033
         Mid Cap Blend Trust - 832,240 shares (cost $15,761,726)                        14,580,851
         Mid Cap Index Trust - 18,697 shares (cost $251,375)                               245,492
         Mid Cap Stock Trust - 31,443 shares (cost $384,662)                               380,467
         Money Market Trust - 4,032,028 shares (cost $40,320,273)                       40,320,273
         Overseas Trust - 246,229 shares (cost $3,379,198)                               2,932,587
         Pacific Rim Emerging Markets Trust - 626,727 shares (cost $5,548,428)           5,139,164
         Quantitative Equity Trust - 1,758,520 shares (cost $40,373,604)                46,178,737
         Real Estate Securities Trust - 1,102,528 shares (cost $17,525,095)             17,166,358
         Science and Technology Trust - 1,814,045 shares (cost $57,544,674)             42,158,414
         Small Cap Index Trust - 3,870 shares (cost $46,471)                                43,698
         Small Company Blend Trust - 118,011 shares (cost $1,863,933)                    1,334,707
         Small Company Value Trust - 189,607 shares (cost $2,277,161)                    2,461,108
         Strategic Bond Trust - 94,202 shares (cost $1,031,755)                          1,029,633
         Total Return Trust - 346,092 shares (cost $4,353,305)                           4,630,708
         Total Stock Market Index Trust - 118,784 shares (cost $1,463,815)               1,323,263
         U.S. Government Securities Trust - 189,671 shares (cost $2,474,332)             2,573,829
         U.S. Large Cap Value Trust - 157,235 shares (cost $2,040,234)                   2,058,204
         Value Trust - 285,999 shares (cost $3,892,491)                                  4,713,260
         500 Index Trust - 22,008 shares (cost $265,047)                                   248,261
                                                                                      ------------
Total assets                                                                          $526,465,993
                                                                                      ============

CONTRACT OWNERS' EQUITY
Variable life contracts                                                               $526,465,993
                                                                                      ============

See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                        SUB-ACCOUNT
                                                          ------------------------------------------------------------------------
                                                                AGGRESSIVE GROWTH                         ALL CAP GROWTH
                                                          ------------------------------------------------------------------------
                                                          YEAR ENDED          YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                          DEC. 31/00          DEC. 31/99           DEC. 31/00          DEC. 31/99
                                                          ------------------------------------------------------------------------
Income:
     Dividends                                            $        --         $        --         $   494,609         $   424,170
Expenses:
     Mortality and expense risks, and administrative
         charges                                               19,680               4,009              52,700              23,442
                                                          -----------         -----------         -----------         -----------
Net investment income (loss) during the year                  (19,680)             (4,009)            441,909             400,728
Net realized gain (loss) during the year                      445,778               4,279             719,966             279,819
Unrealized appreciation (depreciation) during the year     (1,051,671)            231,555          (2,675,835)            903,615
                                                          -----------         -----------         -----------         -----------
Net increase (decrease) in assets from operations            (625,573)            231,825          (1,513,960)          1,584,162
                                                          -----------         -----------         -----------         -----------

Changes from principal transactions:
     Transfer of net premiums                               2,017,555             264,328           2,987,565             800,199
     Transfer on terminations                                (153,979)            (53,536)           (565,315)           (141,560)
     Transfer on policy loans                                  (1,889)              1,030             (36,214)            (23,845)
     Net interfund transfers                                3,035,625             165,704           2,348,259             883,131
                                                          -----------         -----------         -----------         -----------
Net increase (decrease) in assets from principal
     transactions                                           4,897,312             377,526           4,734,295           1,517,925
                                                          -----------         -----------         -----------         -----------
Total increase (decrease) in assets                         4,271,739             609,351           3,220,335           3,102,087

Assets beginning of year                                    1,102,140             492,789           5,573,744           2,471,657
                                                          -----------         -----------         -----------         -----------
Assets end of year                                        $ 5,373,879         $ 1,102,140         $ 8,794,079         $ 5,573,744
                                                          ===========         ===========         ===========         ===========

See accompanying notes.

                                           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
            BALANCED                              BLUE CHIP GROWTH              CAPITAL GROWTH BOND
---------------------------------------------------------------------------------------------------
YEAR ENDED            YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
DEC. 31/00            DEC. 31/99           DEC. 31/00           DEC. 31/99           DEC. 31/99
---------------------------------------------------------------------------------------------------
$  2,142,690         $  3,948,555         $  1,437,390         $    852,462         $  1,127,241


     306,448              372,889              225,515              152,654               33,753
------------         ------------         ------------         ------------         ------------

   1,836,242            3,575,666            1,211,875              699,808            1,093,488

   1,164,938            1,671,479            2,219,612              955,115              (44,948)

  (7,426,525)          (6,565,173)          (5,137,526)           2,787,049           (1,237,887)
------------         ------------         ------------         ------------         ------------

  (4,425,345)          (1,318,028)          (1,706,039)           4,441,972             (189,347)
------------         ------------         ------------         ------------         ------------


   5,624,260            7,828,360           13,245,945           10,118,553              923,685
  (5,659,955)          (5,350,233)          (1,872,424)          (1,220,684)            (419,351)
    (208,941)            (437,651)                  13              (90,784)             (41,697)
  (7,469,583)          (6,044,490)          (3,545,368)           5,500,388          (15,989,477)
------------         ------------         ------------         ------------         ------------

  (7,714,219)          (4,004,014)           7,828,166           14,307,473          (15,526,840)
------------         ------------         ------------         ------------         ------------
 (12,139,564)          (5,322,042)           6,122,127           18,749,445          (15,716,187)

  52,928,961           58,251,003           33,275,270           14,525,825           15,716,187
------------         ------------         ------------         ------------         ------------
$ 40,789,397         $ 52,928,961         $ 39,397,397         $ 33,275,270         $         --
============         ============         ============         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                        SUB-ACCOUNT
                                                                     ---------------------------------------------------
                                                                            DIVERSIFIED BOND              DYNAMIC GROWTH
                                                                     ---------------------------------------------------
                                                                     YEAR ENDED          YEAR ENDED        PERIOD ENDED
                                                                     DEC. 31/00          DEC. 31/99        DEC. 31/00**
                                                                     ---------------------------------------------------
Income:
     Dividends                                                       $   128,166         $   102,127         $      --
Expenses:
     Mortality and expense risks, and administrative charges              13,735               6,973             1,202
                                                                     -----------         -----------         ---------
Net investment income (loss) during the year                             114,431              95,154            (1,202)
Net realized gain (loss) during the year                                 (85,540)            (11,663)         (126,482)
Unrealized appreciation (depreciation) during the year                   229,671             (79,430)         (103,916)
                                                                     -----------         -----------         ---------
Net increase (decrease) in assets from operations                        258,562               4,061          (231,600)
                                                                     -----------         -----------         ---------

Changes from principal transactions:
     Transfer of net premiums                                          1,199,817             404,943            91,367
     Transfer on terminations                                           (244,178)            (24,590)          (13,110)
     Transfer on policy loans                                            (55,670)                 --                --
     Net interfund transfers                                           1,131,179              98,839           423,589
Net increase (decrease) in assets from principal transactions          2,031,148             479,192           501,846
                                                                     -----------         -----------         ---------
Total increase (decrease) in assets                                    2,289,710             483,253           270,246

Assets beginning of year                                               1,368,687             885,434                --
                                                                     -----------         -----------         ---------
Assets end of year                                                   $ 3,658,397         $ 1,368,687         $ 270,246
                                                                     ===========         ===========         =========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                     SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
      EMERGING SMALL COMPANY                        EQUITY INCOME                           EQUITY INDEX
--------------------------------------------------------------------------------------------------------------------
YEAR ENDED            YEAR ENDED           YEAR ENDED          YEAR ENDED          YEAR ENDED           YEAR ENDED
DEC. 31/00            DEC. 31/99           DEC. 31/00          DEC. 31/99          DEC. 31/00           DEC. 31/99
--------------------------------------------------------------------------------------------------------------------
$  8,896,969         $    803,802         $ 1,215,240         $   781,192         $    117,514         $    909,767


     594,318              379,062              52,959              64,646              258,059              186,998
------------         ------------         -----------         -----------         ------------         ------------

   8,302,651              424,740           1,162,281             716,546             (140,545)             722,769
   7,060,851            4,060,457            (999,933)            345,133            3,003,549            1,279,721

 (19,474,370)          31,619,181             598,947            (675,079)          (7,096,700)           3,317,397
------------         ------------         -----------         -----------         ------------         ------------

  (4,110,868)          36,104,378             761,295             386,600           (4,233,696)           5,319,887

  10,826,056            7,671,430           3,091,072           3,340,138           16,333,867           11,677,308
 (10,744,665)          (5,786,669)         (1,003,040)           (883,815)          (2,849,902)          (1,432,735)
    (877,506)            (593,870)              1,625             (74,633)            (154,116)             (55,679)
   1,815,857          (12,504,266)         (4,746,166)         (2,322,477)          (7,052,953)           4,026,837
------------         ------------         -----------         -----------         ------------         ------------

   1,019,742          (11,213,375)         (2,656,509)             59,213            6,276,896           14,215,731
------------         ------------         -----------         -----------         ------------         ------------
  (3,091,126)          24,891,003          (1,895,214)            445,813            2,043,200           19,535,618

  83,607,893           58,716,890           9,752,393           9,306,580           37,704,112           18,168,494
------------         ------------         -----------         -----------         ------------         ------------
$ 80,516,767         $ 83,607,893         $ 7,857,179         $ 9,752,393         $ 39,747,312         $ 37,704,112
============         ============         ===========         ===========         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                        SUB-ACCOUNT
                                                              --------------------------------------------------------------------
                                                                       GLOBAL BOND                        GLOBAL EQUITY
                                                              --------------------------------------------------------------------
                                                              YEAR ENDED        YEAR ENDED        YEAR ENDED          YEAR ENDED
                                                              DEC. 31/00        DEC. 31/99        DEC. 31/00          DEC. 31/99
                                                              --------------------------------------------------------------------
Income:
     Dividends                                                $  10,543         $   3,386         $   327,718         $   170,310
Expenses:
     Mortality and expense risks, and administrative
         charges                                                  3,171               872              19,023              14,066
                                                              ---------         ---------         -----------         -----------
Net investment income (loss) during the year                      7,372             2,514             308,695             156,244
Net realized gain (loss) during the year                        (30,994)           (8,982)           (199,982)            (98,806)
Unrealized appreciation (depreciation) during the year            2,851            (5,265)            234,915              21,590
                                                              ---------         ---------         -----------         -----------
Net increase (decrease) in assets from operations               (20,771)          (11,733)            343,628              79,028
                                                              ---------         ---------         -----------         -----------

Changes from principal transactions:
     Transfer of net premiums                                   139,169            13,248           1,194,857             850,651
     Transfer on terminations                                   (34,333)           (5,238)           (226,935)           (126,551)
     Transfer on policy loans                                   (10,712)             (292)            (40,108)            (30,830)
     Net interfund transfers                                      2,695           284,481            (910,286)            998,353
                                                              ---------         ---------         -----------         -----------
Net increase (decrease) in assets from principal
     transactions                                                96,819           292,199              17,528           1,691,623
                                                              ---------         ---------         -----------         -----------
Total increase (decrease) in assets                              76,048           280,466             361,156           1,770,651

Assets beginning of year                                        323,189            42,723           3,173,669           1,403,018
                                                              ---------         ---------         -----------         -----------
Assets end of year                                            $ 399,237         $ 323,189         $ 3,534,825         $ 3,173,669
                                                              =========         =========         ===========         ===========

See accompanying notes.

                                                    SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------
             GROWTH                              GROWTH AND INCOME                            HIGH YIELD
-------------------------------------------------------------------------------------------------------------------
YEAR ENDED            YEAR ENDED          YEAR ENDED           YEAR ENDED           YEAR ENDED          YEAR ENDED
DEC. 31/00            DEC. 31/99          DEC. 31/00           DEC. 31/99           DEC. 31/99          DEC. 31/99
-------------------------------------------------------------------------------------------------------------------
$  1,357,936         $   180,570         $  1,677,174         $    683,192         $    13,566         $   274,823



      97,447              31,123              178,922              148,390              25,447              17,262
------------         -----------         ------------         ------------         -----------         -----------

   1,260,489             149,447            1,498,252              534,802             (11,881)            257,561
     594,711             454,764            2,196,121            1,008,826            (127,211)            (46,236)

  (7,421,452)          1,040,751           (5,943,252)           2,180,310            (253,583)             (7,289)
------------         -----------         ------------         ------------         -----------         -----------

  (5,566,252)          1,644,962           (2,248,879)           3,723,938            (392,675)            204,036
------------         -----------         ------------         ------------         -----------         -----------

   7,922,560           1,712,932            7,793,636            5,660,404           1,396,133           1,554,579
  (1,151,699)           (270,861)          (3,678,743)          (1,211,402)           (236,289)           (148,261)
     (59,763)            (22,232)             (14,763)            (206,558)            (11,335)            (12,933)
   6,325,216           1,991,577           (4,080,097)           5,001,996            (172,527)           (199,115)
------------         -----------         ------------         ------------         -----------         -----------

  13,036,314           3,411,416               20,033            9,244,440             975,982           1,194,270
------------         -----------         ------------         ------------         -----------         -----------
   7,470,062           5,056,378           (2,228,846)          12,968,378             583,307           1,398,306

   7,767,857           2,711,479           29,343,696           16,375,318           3,457,255           2,058,949
------------         -----------         ------------         ------------         -----------         -----------
$ 15,237,919         $ 7,767,857         $ 27,114,850         $ 29,343,696         $ 4,040,562         $ 3,457,255
============         ===========         ============         ============         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                                     ------------------------------------------------------
                                                                             INCOME AND VALUE           INTERNATIONAL INDEX
                                                                     ------------------------------------------------------
                                                                      YEAR ENDED          YEAR ENDED        PERIOD ENDED
                                                                      DEC. 31/00          DEC. 31/99        DEC. 31/00**
                                                                     ------------------------------------------------------
Income:
     Dividends                                                       $   952,189         $   344,990         $    624
Expenses:
     Mortality and expense risks, and administrative charges              31,429              20,857               85
                                                                     -----------         -----------         --------
Net investment income (loss) during the year                             920,760             324,133              539
Net realized gain (loss) during the year                                (302,448)             (3,448)            (309)
Unrealized appreciation (depreciation) during the year                  (418,733)            (88,733)          (3,041)
                                                                     -----------         -----------         --------
Net increase (decrease) in assets from operations                        199,579             231,952           (2,811)
                                                                     -----------         -----------         --------

Changes from principal transactions:
     Transfer of net premiums                                          2,354,495           1,201,432            3,789
     Transfer on terminations                                           (379,895)           (426,670)            (599)
     Transfer on policy loans                                            (80,612)              9,522               --
     Net interfund transfers                                             710,007            (220,174)          44,099
                                                                     -----------         -----------         --------
Net increase (decrease) in assets from principal transactions          2,603,995             564,110           47,289
                                                                     -----------         -----------         --------
Total increase (decrease) in assets                                    2,803,574             796,062           44,478

Assets beginning of year                                               3,442,353           2,646,291               --
                                                                     -----------         -----------         --------
Assets end of year                                                   $ 6,245,927         $ 3,442,353         $ 44,478
                                                                     ===========         ===========         ========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                    SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
    INTERNATIONAL SMALL CAP                    INTERNATIONAL STOCK                     INTERNATIONAL VALUE
-----------------------------------------------------------------------------------------------------------------
YEAR ENDED           YEAR ENDED          YEAR ENDED           YEAR ENDED           YEAR ENDED        PERIOD ENDED
DEC. 31/00           DEC. 31/99          DEC. 31/00           DEC. 31/99           DEC. 31/00        DEC. 31/99*
-----------------------------------------------------------------------------------------------------------------
$   694,416         $     3,477         $     84,131         $  1,366,973         $    17,130         $      --


     23,770               7,349              110,826               79,622              15,330               885
-----------         -----------         ------------         ------------         -----------         ---------

    670,646              (3,872)             (26,695)           1,287,351               1,800              (885)
   (138,612)            136,316              571,024              647,233            (106,248)          (11,916)

 (2,406,462)            667,674           (3,695,939)           1,684,577            (114,496)           39,749
-----------         -----------         ------------         ------------         -----------         ---------

 (1,874,428)            800,118           (3,151,610)           3,619,161            (218,944)           26,948
-----------         -----------         ------------         ------------         -----------         ---------

  1,799,696             187,515            5,040,119            4,383,338           1,289,123            40,220
   (347,872)            (90,713)          (1,565,059)            (745,024)           (134,761)           (7,916)
     (2,578)             (9,869)              22,239              (71,835)              7,727            (7,407)
  2,678,076             (39,003)             720,414           (1,436,262)            406,659           442,396
-----------         -----------         ------------         ------------         -----------         ---------

  4,127,322              47,930            4,217,713            2,130,217           1,568,748           467,293
-----------         -----------         ------------         ------------         -----------         ---------
  2,252,894             848,048            1,066,103            5,749,378           1,349,804           494,241

  1,986,465           1,138,417           16,551,423           10,802,045             494,241                --
-----------         -----------         ------------         ------------         -----------         ---------
$ 4,239,359         $ 1,986,465         $ 17,617,526         $ 16,551,423         $ 1,844,045         $ 494,241
===========         ===========         ============         ============         ===========         =========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                       SUB-ACCOUNT
                                                                    -----------------------------------------------------
                                                                      INTERNET
                                                                    TECHNOLOGIES           INVESTMENT QUALITY BOND
                                                                    -----------------------------------------------------
                                                                    PERIOD ENDED        YEAR ENDED           YEAR ENDED
                                                                    DEC. 31/00**        DEC. 31/00           DEC. 31/99
                                                                    -----------------------------------------------------
Income:
     Dividends                                                       $      --         $  1,309,195         $    218,156
Expenses:
     Mortality and expense risks, and administrative charges               707              109,903               95,809
                                                                     ---------         ------------         ------------
Net investment income (loss) during the year                              (707)           1,199,292              122,347
Net realized gain (loss) during the year                               (62,279)            (240,339)            (132,850)
Unrealized appreciation (depreciation) during the year                 (87,244)             437,793             (339,279)
                                                                     ---------         ------------         ------------
Net increase (decrease) in assets from operations                     (150,230)           1,396,746             (349,782)
                                                                     ---------         ------------         ------------

Changes from principal transactions:
     Transfer of net premiums                                           69,573            2,734,616            3,725,347
     Transfer on terminations                                             (805)          (2,078,469)          (1,167,642)
     Transfer on policy loans                                          (40,607)              27,427              (56,091)
     Net interfund transfers                                           254,144           (4,994,725)          14,066,025
                                                                     ---------         ------------         ------------
Net increase (decrease) in assets from principal transactions          282,305           (4,311,151)          16,567,639
                                                                     ---------         ------------         ------------
Total increase (decrease) in assets                                    132,075           (2,914,405)          16,217,857

Assets beginning of year                                                    --           19,201,985            2,984,128
                                                                     ---------         ------------         ------------
Assets end of year                                                   $ 132,075         $ 16,287,580         $ 19,201,985
                                                                     =========         ============         ============

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                 SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
        LARGE CAP GROWTH                  LIFESTYLE AGGRESSIVE 1000             LIFESTYLE BALANCED 640
------------------------------------------------------------------------------------------------------------
YEAR ENDED           YEAR ENDED          YEAR ENDED       YEAR ENDED         YEAR ENDED          YEAR ENDED
DEC. 31/00           DEC. 31/99          DEC. 31/00       DEC. 31/99         DEC. 31/00          DEC. 31/99
------------------------------------------------------------------------------------------------------------
$   933,644         $   321,797         $  37,648         $  40,136         $    89,487         $    60,854


     42,374              25,655             4,794             4,878              14,134               7,273
-----------         -----------         ---------         ---------         -----------         -----------

    891,270             296,142            32,854            35,258              75,353              53,581
    236,149              20,062            14,597           (11,996)             51,498              (7,766)

 (2,285,423)            741,348           (84,082)           75,477            (151,961)             88,932
-----------         -----------         ---------         ---------         -----------         -----------

 (1,158,004)          1,057,552           (36,631)           98,739             (25,110)            134,747
-----------         -----------         ---------         ---------         -----------         -----------


  3,140,695           1,078,127            71,415            73,879           2,347,394             752,004
   (990,185)           (247,991)          (84,132)          (53,935)           (156,204)           (104,617)
    (60,521)            (13,546)             (692)           (4,406)            (51,653)               (221)
    286,718           1,383,164           (82,072)          (29,882)            167,632            (337,941)
-----------         -----------         ---------         ---------         -----------         -----------

  2,376,707           2,199,754           (95,481)          (14,344)          2,307,169             309,225
-----------         -----------         ---------         ---------         -----------         -----------
  1,218,703           3,257,306          (132,112)           84,395           2,282,059             443,972

  5,965,084           2,707,778           805,917           721,522           1,565,366           1,121,394
-----------         -----------         ---------         ---------         -----------         -----------
$ 7,183,787         $ 5,965,084         $ 673,805         $ 805,917         $ 3,847,425         $ 1,565,366
===========         ===========         =========         =========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                           SUB-ACCOUNT
                                                                --------------------------------------------------------------------
                                                                 LIFESTYLE CONSERVATIVE 280             LIFESTYLE GROWTH 820
                                                                --------------------------------------------------------------------
                                                                YEAR ENDED        YEAR ENDED         YEAR ENDED          YEAR ENDED
                                                                DEC. 31/00        DEC. 31/99         DEC. 31/00          DEC. 31/99
                                                                --------------------------------------------------------------------
Income:
     Dividends                                                  $  29,153         $  10,742         $   149,038         $   146,899
Expenses:
     Mortality and expense risks, and administrative charges        2,482             1,979              11,827              15,004
                                                                ---------         ---------         -----------         -----------
Net investment income (loss) during the year                       26,671             8,763             137,211             131,895
Net realized gain (loss) during the year                          (10,067)            3,924              46,233             (73,346)
Unrealized appreciation (depreciation) during the year              5,241             5,136            (248,793)            232,254
                                                                ---------         ---------         -----------         -----------
Net increase (decrease) in assets from operations                  21,845            17,823             (65,349)            290,803
                                                                ---------         ---------         -----------         -----------

Changes from principal transactions:
     Transfer of net premiums                                      31,809            23,038             600,657             449,067
     Transfer on terminations                                    (102,927)          (11,055)           (179,618)           (458,963)
     Transfer on policy loans                                     (56,838)             (160)            (27,215)            (78,888)
     Net interfund transfers                                      (92,469)          382,542            (756,569)         (1,234,984)
                                                                ---------         ---------         -----------         -----------
Net increase (decrease) in assets from principal transactions    (220,425)          394,365            (362,745)         (1,323,768)
                                                                ---------         ---------         -----------         -----------
Total increase (decrease) in assets                              (198,580)          412,188            (428,094)         (1,032,965)

Assets beginning of year                                          492,268            80,080           1,938,299           2,971,264
                                                                ---------         ---------         -----------         -----------
Assets end of year                                              $ 293,688         $ 492,268         $ 1,510,205         $ 1,938,299
                                                                =========         =========         ===========         ===========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                     SUB-ACCOUNT
-----------------------------------------------------------------------------------------
   LIFESTYLE MODERATE 460                     MID CAP BLEND                 MID CAP INDEX
-----------------------------------------------------------------------------------------
YEAR ENDED        YEAR ENDED          YEAR ENDED          YEAR ENDED         PERIOD ENDED
DEC. 31/00        DEC. 31/99          DEC. 31/00          DEC. 31/99         DEC. 31/00**
-----------------------------------------------------------------------------------------
$   5,907         $   2,368         $  1,408,900         $   945,696         $   4,817


      917               524               81,796              51,669               252
---------         ---------         ------------         -----------         ---------

    4,990             1,844            1,327,104             894,027             4,565
    1,296            11,079             (242,930)            (60,193)              167

   (4,375)            2,460           (2,200,855)          1,138,871            (5,883)
---------         ---------         ------------         -----------         ---------

    1,911            15,383           (1,116,681)          1,972,705            (1,151)
---------         ---------         ------------         -----------         ---------


  391,104             9,334            3,657,647           1,546,812             3,514
  (34,414)           (5,225)          (2,369,868)           (667,965)           (1,484)
    1,146            (1,053)             (79,984)            (87,722)               --
 (425,840)          309,004            5,347,608            (919,573)          244,613
---------         ---------         ------------         -----------         ---------

  (68,004)          312,060            6,555,403            (128,448)          246,643
---------         ---------         ------------         -----------         ---------
  (66,093)          327,443            5,438,722           1,844,257           245,492

  361,126            33,683            9,142,129           7,297,872                --
---------         ---------         ------------         -----------         ---------
$ 295,033         $ 361,126         $ 14,580,851         $ 9,142,129         $ 245,492
=========         =========         ============         ===========         =========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                      Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                              ----------------------------------------------------------------------
                                                                     MID CAP STOCK                          MONEY MARKET
                                                              ----------------------------------------------------------------------
                                                              YEAR ENDED       PERIOD ENDED        YEAR ENDED           YEAR ENDED
                                                              DEC. 31/00       DEC. 31/99*         DEC. 31/00           DEC. 31/99
                                                              ----------------------------------------------------------------------
Income:
     Dividends                                                $      --         $      --         $  1,932,420         $    961,677
Expenses:
     Mortality and expense risks, and administrative
         charges                                                  2,347               462              212,370              138,259
                                                              ---------         ---------         ------------         ------------
Net investment income (loss) during the year                     (2,347)             (462)           1,720,050              823,418
Net realized gain (loss) during the year                        (13,526)               19                   --                   --
Unrealized appreciation (depreciation) during the year           (2,643)           (1,552)                  --                   --
                                                              ---------         ---------         ------------         ------------
Net increase (decrease) in assets from operations               (18,516)           (1,995)           1,720,050              823,418
                                                              ---------         ---------         ------------         ------------

Changes from principal transactions:
     Transfer of net premiums                                   106,206            27,792           19,729,086            7,082,683
     Transfer on terminations                                   (21,708)           (2,165)          (6,012,717)          (3,222,729)
     Transfer on policy loans                                      (223)              (38)             204,008             (836,807)
     Net interfund transfers                                    133,861           157,253           (3,132,123)           6,291,758
                                                              ---------         ---------         ------------         ------------
Net increase (decrease) in assets from principal
     transactions                                               218,136           182,842           10,788,254            9,314,905
                                                              ---------         ---------         ------------         ------------
Total increase (decrease) in assets                             199,620           180,847           12,508,304           10,138,323

Assets beginning of year                                        180,847                --           27,811,969           17,673,646
                                                              ---------         ---------         ------------         ------------
Assets end of year                                            $ 380,467         $ 180,847         $ 40,320,273         $ 27,811,969
                                                              =========         =========         ============         ============

* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

See accompanying notes.

                                                SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
           OVERSEAS                     PACIFIC RIM EMERGING MARKETS               QUANTITATIVE EQUITY
----------------------------------------------------------------------------------------------------------------
YEAR ENDED          YEAR ENDED         YEAR ENDED          YEAR ENDED          YEAR ENDED           YEAR ENDED
DEC. 31/00          DEC. 31/99         DEC. 31/00          DEC. 31/99          DEC. 31/00           DEC. 31/99
----------------------------------------------------------------------------------------------------------------
$   118,152         $      --         $    20,741         $    91,583         $  5,932,623         $  3,879,881


     12,911             2,131              35,497              21,588              309,403              274,779
-----------         ---------         -----------         -----------         ------------         ------------

    105,241            (2,131)            (14,756)             69,995            5,623,220            3,605,102
    (59,142)            4,626             (85,747)           (303,549)           2,793,944            4,912,245

   (565,259)          135,006          (1,449,544)          1,953,611           (5,866,904)             (30,408)
-----------         ---------         -----------         -----------         ------------         ------------

   (519,160)          137,501          (1,550,047)          1,720,057            2,550,260            8,486,939
-----------         ---------         -----------         -----------         ------------         ------------


  2,381,221            96,022           1,893,650             569,478            3,739,616            3,232,515
   (239,365)          (33,807)           (669,458)           (362,876)          (4,929,423)          (4,266,534)
     (2,019)           (2,559)            (17,017)              3,238             (344,939)            (385,967)
    753,735            91,840              19,115           1,230,820             (605,234)          (1,996,057)
-----------         ---------         -----------         -----------         ------------         ------------

  2,893,572           151,496           1,226,290           1,440,660           (2,139,980)          (3,416,043)
-----------         ---------         -----------         -----------         ------------         ------------
  2,374,412           288,997            (323,757)          3,160,717              410,280            5,070,896

    558,175           269,178           5,462,921           2,302,204           45,768,457           40,697,561
-----------         ---------         -----------         -----------         ------------         ------------
$ 2,932,587         $ 558,175         $ 5,139,164         $ 5,462,921         $ 46,178,737         $ 45,768,457
===========         =========         ===========         ===========         ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                         ---------------------------------------------------------------------------
                                                               REAL ESTATE SECURITIES                  SCIENCE & TECHNOLOGY
                                                         ---------------------------------------------------------------------------
                                                          YEAR ENDED           YEAR ENDED          YEAR ENDED           YEAR ENDED
                                                          DEC. 31/00           DEC. 31/99          DEC. 31/00           DEC. 31/99
                                                         ---------------------------------------------------------------------------
Income:
     Dividends                                           $    548,910         $    891,478        $  1,118,209         $  2,459,232
Expenses:
     Mortality and expense risks, and administrative
         charges                                               96,131              108,666             308,316              111,705
                                                         ------------         ------------        ------------         ------------
Net investment income (loss) during the year                  452,779              782,812             809,893            2,347,527
Net realized gain (loss) during the year                     (373,361)            (225,546)          6,027,471            1,200,045
Unrealized appreciation (depreciation) during the year      3,308,154           (2,009,468)        (27,894,294)          10,833,388
                                                         ------------         ------------        ------------         ------------
Net increase (decrease) in assets from operations           3,387,572           (1,452,202)        (21,056,930)          14,380,960
                                                         ------------         ------------        ------------         ------------

Changes from principal transactions:
     Transfer of net premiums                               1,902,266            2,273,286          23,717,592            7,569,309
     Transfer on terminations                              (1,529,570)          (2,001,726)         (3,000,348)            (835,547)
     Transfer on policy loans                                (152,860)             (97,819)           (129,110)            (128,372)
     Net interfund transfers                                 (473,949)          (3,836,514)          7,234,394            7,353,863
                                                         ------------         ------------        ------------         ------------
Net increase (decrease) in assets from principal
     transactions                                            (254,113)          (3,662,773)         27,822,528           13,959,253
                                                         ------------         ------------        ------------         ------------
Total increase (decrease) in assets                         3,133,459           (5,114,975)          6,765,598           28,340,213

Assets beginning of year                                   14,032,899           19,147,874          35,392,816            7,052,603
                                                         ------------         ------------        ------------         ------------
Assets end of year                                       $ 17,166,358         $ 14,032,899        $ 42,158,414         $ 35,392,816
                                                         ============         ============        ============         ============


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                     SUB-ACCOUNT
--------------------------------------------------------------------------------------
SMALL CAP INDEX         SMALL COMPANY BLEND                  SMALL COMPANY VALUE
--------------------------------------------------------------------------------------
 PERIOD ENDED       YEAR ENDED      PERIOD ENDED        YEAR ENDED        YEAR ENDED
 DEC. 31/00**       DEC. 31/00       DEC. 31/99*        DEC. 31/00        DEC. 31/99
--------------------------------------------------------------------------------------
   $  1,534        $   133,872       $   4,498         $     2,007        $       248


         58              5,510             530              11,945              4,096
   --------        -----------       ---------         -----------        -----------

      1,476            128,362           3,968              (9,938)            (3,848)
         75             24,165             960              64,625             34,012

     (2,773)          (568,390)         39,165              82,411             99,631
   --------        -----------       ---------         -----------        -----------

     (1,222)          (415,863)         44,093             137,098            129,795
   --------        -----------       ---------         -----------        -----------


      4,377            661,522          25,426           1,025,807            249,987
       (373)           (31,361)         (2,182)            (79,835)           (30,096)
         --            (10,610)            (41)            (11,079)            (6,213)
     40,916            894,978         168,745             262,214            704,288
   --------        -----------       ---------         -----------        -----------

     44,920          1,514,529         191,948           1,197,107            917,966
   --------        -----------       ---------         -----------        -----------
     43,698          1,098,666         236,041           1,334,205          1,047,761

         --            236,041              --           1,126,903             79,142
   --------        -----------       ---------         -----------        -----------
   $ 43,698        $ 1,334,707       $ 236,041         $ 2,461,108        $ 1,126,903
   ========        ===========       =========         ===========        ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                          SUB-ACCOUNT
                                                            -----------------------------------------------------------------------
                                                                    STRATEGIC BOND                         TOTAL RETURN
                                                            -----------------------------------------------------------------------
                                                            YEAR ENDED           YEAR ENDED          YEAR ENDED        PERIOD ENDED
                                                            DEC. 31/00           DEC. 31/99          DEC. 31/00        DEC. 31/99*
                                                            -----------------------------------------------------------------------
Income:
     Dividends                                              $    85,997         $    70,133         $    27,495         $      --
Expenses:
   Mortality and expense risks, and administrative charges        6,711               7,044              15,109             1,187
                                                            -----------         -----------         -----------         ---------
Net investment income (loss) during the year                     79,286              63,089              12,386            (1,187)
Net realized gain (loss) during the year                        (41,693)            (32,990)             22,935             4,906
Unrealized appreciation (depreciation) during the year           28,826             (11,082)            277,035               368
                                                            -----------         -----------         -----------         ---------
Net increase (decrease) in assets from operations                66,419              19,017             312,356             4,087
                                                            -----------         -----------         -----------         ---------

Changes from principal transactions:
     Transfer of net premiums                                   134,439             270,594           1,516,546            15,252
     Transfer on terminations                                   (42,241)            (48,315)            (75,925)           (5,447)
     Transfer on policy loans                                    (3,131)             (7,840)                 --                --
     Net interfund transfers                                   (404,574)           (217,962)          2,577,623           286,216
                                                            -----------         -----------         -----------         ---------
Net increase (decrease) in assets from principal
     transactions                                              (315,507)             (3,523)          4,018,244           296,021
                                                            -----------         -----------         -----------         ---------
Total increase (decrease) in assets                            (249,088)             15,494           4,330,600           300,108

Assets beginning of year                                      1,278,721           1,263,227             300,108                --
                                                            -----------         -----------         -----------         ---------
Assets end of year                                          $ 1,029,633         $ 1,278,721         $ 4,630,708         $ 300,108
                                                            ===========         ===========         ===========         =========

* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
TOTAL STOCK MARKET
     INDEX               U.S. GOVERNMENT SECURITIES                U.S. LARGE CAP VALUE
-----------------------------------------------------------------------------------------------
  PERIOD ENDED         YEAR ENDED          YEAR ENDED          YEAR ENDED         PERIOD ENDED
  DEC. 31/00**         DEC. 31/00          DEC. 31/99          DEC. 31/00         DEC. 31/99*
-----------------------------------------------------------------------------------------------
  $    12,374         $   162,231         $   125,143         $     7,307         $        --


        2,888              14,820              19,463               9,544               4,379
  -----------         -----------         -----------         -----------         -----------

        9,486             147,411             105,680              (2,237)             (4,379)
       (1,756)            (46,024)            (43,062)             67,805             (10,928)

     (140,552)            123,103             (86,051)            (30,733)             48,703
  -----------         -----------         -----------         -----------         -----------

     (132,822)            224,490             (23,433)             34,835              33,396
  -----------         -----------         -----------         -----------         -----------


        2,071             491,787             931,141             659,231              48,789
      (24,855)           (463,269)           (111,231)            (95,636)            (37,726)
           --             (31,242)             (1,783)             14,332             (15,190)
    1,478,869            (179,509)         (1,908,556)             19,431           1,396,742
  -----------         -----------         -----------         -----------         -----------

    1,456,085            (182,233)         (1,090,429)            597,358           1,392,615
  -----------         -----------         -----------         -----------         -----------
    1,323,263              42,257          (1,113,862)            632,193           1,426,011

           --           2,531,572           3,645,434           1,426,011                  --
  -----------         -----------         -----------         -----------         -----------
  $ 1,323,263         $ 2,573,829         $ 2,531,572         $ 2,058,204         $ 1,426,011
  ===========         ===========         ===========         ===========         ===========

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statement of Operations and Changes in Contract Owners' Equity

                     Years ended December 31, 2000 and 1999

                                                                                         SUB-ACCOUNT
                                                                     ----------------------------------------------------
                                                                                  VALUE                  WORLDWIDE GROWTH
                                                                     ----------------------------------------------------
                                                                     YEAR ENDED           YEAR ENDED         YEAR ENDED
                                                                     DEC. 31/00           DEC. 31/99         DEC. 31/99
                                                                     ----------------------------------------------------
Income:
     Dividends                                                       $        --         $   104,384         $   6,399
Expenses:
     Mortality and expense risks, and administrative charges              24,109              29,270             1,502
                                                                     -----------         -----------         ---------
Net investment income (loss) during the year                             (24,109)             75,114             4,897
Net realized gain (loss) during the year                                (100,839)           (107,245)           46,114
Unrealized appreciation (depreciation) during the year                 1,097,226              25,016           (17,078)
                                                                     -----------         -----------         ---------
Net increase (decrease) in assets from operations                        972,278              (7,115)           33,933
                                                                     -----------         -----------         ---------

Changes from principal transactions:
     Transfer of net premiums                                          1,034,204           1,736,465            40,904
     Transfer on terminations                                           (224,326)           (346,470)          (13,226)
     Transfer on policy loans                                              3,564               1,434            (2,288)
     Net interfund transfers                                            (394,919)         (3,882,692)         (568,190)
                                                                     -----------         -----------         ---------
Net increase (decrease) in assets from principal transactions            418,523          (2,491,263)         (542,800)
                                                                     -----------         -----------         ---------
Total increase (decrease) in assets                                    1,390,801          (2,498,378)         (508,867)

Assets beginning of year                                               3,322,459           5,820,837           508,867
                                                                     -----------         -----------         ---------
Assets end of year                                                   $ 4,713,260         $ 3,322,459         $      --
                                                                     ===========         ===========         =========

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

  SUB-ACCOUNT
---------------
  500 INDEX                      TOTAL
-----------------------------------------------------
PERIOD ENDED**      YEAR ENDED            YEAR ENDED
  DEC. 31/00        DEC. 31/00            DEC. 31/99
-----------------------------------------------------
$     512         $  33,640,178         $  22,318,341


      397             3,367,318             2,472,704
---------         -------------         -------------
      115            30,272,860            19,845,637
   (2,289)           23,929,759            15,845,664

  (16,787)          (98,403,823)           48,759,040
---------         -------------         -------------

  (18,961)          (44,201,204)           84,450,341
---------         -------------         -------------


  266,299           156,665,425            90,460,514
   (6,826)          (54,308,095)          (32,383,279)
  (21,009)           (2,312,875)           (3,391,895)
   28,758              (132,679)             (471,653)
---------         -------------         -------------

  267,222            99,911,776            54,213,687
---------         -------------         -------------
  248,261            55,710,572           138,664,028

       --           470,755,421           332,091,393
---------         -------------         -------------
$ 248,261         $ 526,465,993         $ 470,755,421
=========         =============         =============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Four (the Account) is a separate account established by the Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in forty-seven sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, effective May 2, 2000 the following sub-account of the Account has been replaced with a new fund as follows:

               PREVIOUS FUND                         NEW FUND
            --------------------------------------------------------
            Mid Cap Growth Trust                All Cap Growth Trust

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of Manufacturers Life of
America:

                                                     COMMENCEMENT OF OPERATIONS
                                                         OF THE SUB-ACCOUNTS
                                                     --------------------------
Dynamic Growth Trust                                         May 2, 2000
International Index Trust                                    May 2, 2000
International Value Trust                                    May 1, 1999
Internet Technologies Trust                                  May 2, 2000
Mid Cap Index Trust                                          May 2, 2000
Mid Cap Stock Trust                                          May 1, 1999
Small Cap Index Trust                                        May 2, 2000
Small Company Blend Trust                                    May 1, 1999
Tactical Allocation Trust                                    May 2, 2000
Total Return Trust                                           May 1, 1999
Total Stock Market Index Trust                               May 2, 2000
U.S. Large Cap Value Trust                                   May 1, 1999
500 Index Trust                                              May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

Manufacturers Life of America deducts from the assets of the Account a daily charge equivalent to annual rates between 0.55% and 0.65% of the average net value of the Account's assets for mortality and expense risks.

4. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the year ended December 31, 2000:

                                                           PURCHASES             SALES
                                                         ------------        ------------
Aggressive Growth Trust                                  $  6,428,746        $  1,551,114
All Cap Growth Trust                                        9,192,300           4,016,095
Balanced Trust                                              6,824,658          12,702,636
Blue Chip Growth Trust                                     18,580,712           9,540,671
Diversified Bond Trust                                      4,554,026           2,408,446
Dynamic Growth Trust                                        1,126,965             626,320
Emerging Small Company Trust                               23,899,597          14,577,205
Equity Income Trust                                         5,431,388           6,925,615
Equity Index Trust                                         20,140,491          14,004,140
Global Bond Trust                                           2,388,773           2,284,583
Global Equity Trust                                         4,179,869           3,853,646
Growth Trust                                               20,139,091           5,842,289
Growth and Income Trust                                    11,835,900          10,317,615
High Yield Trust                                            3,382,871           2,418,772
Income and Value Trust                                      6,217,937           2,693,183
International Index Trust                                      54,150               6,322
International Small Cap Trust                               7,957,320           3,159,351
International Stock Trust                                   8,024,708           3,833,689
International Value Trust                                   3,673,844           2,103,297
Internet Technologies Trust                                   465,812             184,214
Investment Quality Bond Trust                               4,420,045           7,531,905
Large Cap Growth Trust                                      6,941,387           3,673,409
Lifestyle Aggressive 1000 Trust                               203,518             266,146
Lifestyle Balanced 640 Trust                                3,395,241           1,012,718
Lifestyle Conservative 280 Trust                              474,669             668,423
Lifestyle Growth 820 Trust                                    821,426           1,046,960
Lifestyle Moderate 460 Trust                                  524,928             587,943
Mid Cap Blend Trust                                        13,718,703           5,836,197
Mid Cap Index Trust                                           273,801              22,593
Mid Cap Stock Trust                                           478,661             262,873
Money Market Trust                                         36,597,319          24,089,015

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                           PURCHASES             SALES
                                                         ------------        ------------
Overseas Trust                                           $  3,680,450        $    681,636
Pacific Rim Emerging Markets Trust                          3,847,573           2,636,040
Quantitative Equity Trust                                  10,886,892           7,403,653
Real Estate Securities Trust                                3,223,659           3,024,995
Science and Technology Trust                               42,431,391          13,798,970
Small Cap Index Trust                                          62,244              15,847
Small Company Blend Trust                                   2,187,892             545,001
Small Company Value Trust                                   1,833,051             645,883
Strategic Bond Trust                                          858,766           1,094,988
Total Return Trust                                          5,086,140           1,055,509
Total Stock Market Index                                    1,497,859              32,288
U.S. Government Securities Trust                            1,615,381           1,650,203
U.S. Large Cap Value Trust                                  2,383,141           1,788,020
Value Trust                                                 2,629,563           2,235,149
500 Index Trust                                               418,895             151,560
                                                         ------------        ------------
Total                                                    $314,991,753        $184,807,127
                                                         ============        ============

6. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable universal life contracts are as follows:

                                                           1999                                  2000
                                                      -------------------------------------------------------------------
                                                        UNIT VALUE           UNIT VALUE          UNITS          DOLLARS
                                                      -------------------------------------------------------------------
Aggressive Growth Trust:
     Individual Variable Life Type L Contracts        $       19.81        $       20.28        198,853        $4,032,298
     Corporate Variable Life Type K Contracts                    --                14.69         91,301         1,341,581
                                                                                                               ----------
                                                                                                                5,373,879

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
All Cap Growth Trust:
     Individual Variable Life Type L Contracts        $        27.85        $        24.68          339,322        $ 8,375,757
     Corporate Variable Life Type K Contracts                     --                 12.81           32,663            418,322
                                                                                                                     8,794,079
                                                                                                                   -----------
Balanced Trust:
     Individual Variable Life Type L Contracts                 32.88                 29.62        1,375,338         40,736,519
     Corporate Variable Life Type K Contracts                     --                 11.03            4,795             52,878
                                                                                                                   -----------
                                                                                                                    40,789,397
Blue Chip Growth Trust:
     Individual Variable Life Type L Contracts                 24.15                 23.33        1,571,857         36,677,418
     Corporate Variable Life Type K Contracts                  12.90                 12.48          217,979          2,719,979
                                                                                                                   -----------
                                                                                                                    39,397,397
Diversified Bond Trust:
     Individual Variable Life Type L Contracts                 12.75                 13.97          160,579          2,243,401
     Corporate Variable Life Type K Contracts                  12.40                 13.61          104,001          1,414,996
                                                                                                                   -----------
                                                                                                                     3,658,397
Dynamic Growth Trust:
     Individual Variable Life Type L Contracts                    --                  7.95           22,876            181,774
     Corporate Variable Life Type K Contracts                     --                  7.95           11,127             88,472
                                                                                                                   -----------
                                                                                                                       270,246
Emerging Small Company Trust:
     Individual Variable Life Type L Contracts                107.98                102.67          774,559         79,526,051
     Corporate Variable Life Type K Contracts                     --                 15.12           65,532            990,716
                                                                                                                   -----------
                                                                                                                    80,516,767
Equity Income Trust:
     Individual Variable Life Type L Contracts                 16.23                 18.21          430,470          7,840,873
     Corporate Variable Life Type K Contracts                     --                 13.40            1,217             16,306
                                                                                                                   -----------
                                                                                                                     7,857,179
Equity Index Trust:
     Individual Variable Life Type L Contracts                 23.18                 20.90        1,798,688         37,584,072
     Corporate Variable Life Type K Contracts                  12.94                 11.67          185,366          2,163,240
                                                                                                                   -----------
                                                                                                                    39,747,312

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. UNIT VALUES (CONTINUED)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Global Bond Trust:
     Individual Variable Life Type L Contracts        $        13.04        $        13.18           30,064        $   396,180
     Corporate Variable Life Type K Contracts                     --                 12.45              246              3,057
                                                                                                                   -----------
                                                                                                                       399,237
Global Equity Trust:
     Individual Variable Life Type L Contracts                 16.68                 18.59          181,138          3,367,688
     Corporate Variable Life Type K Contracts                     --                 14.13           11,832            167,137
                                                                                                                   -----------
                                                                                                                     3,534,825
Growth Trust:
     Individual Variable Life Type L Contracts                 25.02                 18.08          772,053         13,956,563
     Corporate Variable Life Type K Contracts                     --                  9.91          129,288          1,281,356
                                                                                                                   -----------
                                                                                                                    15,237,919
Growth and Income Trust:
     Individual Variable Life Type L Contracts                 22.88                 21.11        1,251,734         26,429,434
     Corporate Variable Life Type K Contracts                  12.81                 11.84           57,912            685,416
                                                                                                                   -----------
                                                                                                                    27,114,850
High Yield Trust:
     Individual Variable Life Type L Contracts                 15.11                 13.67          281,021          3,841,408
     Corporate Variable Life Type K Contracts                  12.71                 11.51           17,304            199,154
                                                                                                                   -----------
                                                                                                                     4,040,562
Income and Value Trust:
     Individual Variable Life Type L Contracts                 15.13                 15.77          376,917          5,944,042
     Corporate Variable Life Type K Contracts                  12.66                 13.21           22,852            301,885
                                                                                                                   -----------
                                                                                                                     6,245,927
International Index Trust:
     Individual Variable Life Type L Contracts                    --                 11.22            3,964             44,478

International Small Cap Trust:
     Individual Variable Life Type L Contracts                 25.65                 18.06          223,637          4,038,198
     Corporate Variable Life Type K Contracts                     --                 11.28           17,832            201,161
                                                                                                                   -----------
                                                                                                                     4,239,359

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
International Stock Trust:
     Individual Variable Life Type L Contracts        $        17.50        $        14.50        1,201,169        $17,419,755
     Corporate Variable Life Type K Contracts                     --                 11.81           16,743            197,771
                                                                                                                   -----------
                                                                                                                    17,617,526
International Value Trust:
     Individual Variable Life Type L Contracts                 12.92                 12.01          149,807          1,799,281
     Corporate Variable Life Type K Contracts                     --                 12.42            3,603             44,764
                                                                                                                   -----------
                                                                                                                     1,844,045
Internet Technologies Trust:
     Individual Variable Life Type L Contracts                    --                  7.00           18,568            129,976
     Corporate Variable Life Type K Contracts                     --                  7.00              300              2,099
                                                                                                                   -----------
                                                                                                                       132,075
Investment Quality Bond Trust:
     Individual Variable Life Type L Contracts                 14.26                 15.50        1,042,595         16,160,312
     Corporate Variable Life Type K Contracts                     --                 13.48            9,444            127,268
                                                                                                                   -----------
                                                                                                                    16,287,580
Large Cap Growth Trust:
     Individual Variable Life Type L Contracts                 18.93                 16.13          414,275          6,683,067
     Corporate Variable Life Type K Contracts                     --                 11.49           43,563            500,720
                                                                                                                   -----------
                                                                                                                     7,183,787
Lifestyle Aggressive 1000 Trust:
     Individual Variable Life Type K Contracts                 16.92                 15.95           42,247            673,805

Lifestyle Balanced 640 Trust:
     Individual Variable Life Type L Contracts                 16.47                 16.78          219,761          3,687,280
     Corporate Variable Life Type K Contracts                     --                 13.24           12,099            160,145
                                                                                                                   -----------
                                                                                                                     3,847,425
Lifestyle Conservative 280 Trust:
     Individual Variable Life Type L Contracts                 15.47                 16.55           17,741            293,688

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)


6.  Unit Values (continued)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Lifestyle Growth 820 Trust:
     Individual Variable Life Type L Contracts        $        17.32        $        16.69           87,705        $ 1,463,745
     Corporate Variable Life Type K Contracts                     --                 12.85            3,616             46,460
                                                                                                                   -----------
                                                                                                                     1,510,205
Lifestyle Moderate 460 Trust:
     Individual Variable Life Type L Contracts                 16.12                 16.70            9,690            161,825
     Corporate Variable Life Type K Contracts                     --                 13.20           10,095            133,208
                                                                                                                   -----------
                                                                                                                       295,033
Mid-Cap Blend Trust:
     Individual Variable Life Type L Contracts                 18.48                 17.19          803,981         13,817,796
     Corporate Variable Life Type K Contracts                  13.73                 12.78           59,700            763,055
                                                                                                                   -----------
                                                                                                                    14,580,851
Mid Cap Index Trust:
     Individual Variable Life Type L Contracts                    --                 13.34           18,407            245,492

Mid Cap Stock Trust:
     Individual Variable Life Type L Contracts                 12.55                 11.97           31,783            380,467

Money Market Trust:
     Individual Variable Life Type L Contracts                 17.43                 18.33        1,742,733         31,946,831
     Corporate Variable Life Type K Contracts                  12.57                 13.23          632,823          8,373,442
                                                                                                                   -----------
                                                                                                                    40,320,273
Overseas Trust:
     Individual Variable Life Type L Contracts                 18.64                 15.05           99,085          1,491,124
     Corporate Variable Life Type K Contracts                  14.38                 11.62          124,012          1,441,463
                                                                                                                   -----------
                                                                                                                     2,932,587
Pacific Rim Emerging Markets Trust:
     Individual Variable Life Type L Contracts                 11.42                  8.58          577,244          4,952,181
     Corporate Variable Life Type K Contracts                     --                 10.47           17,853            186,983
                                                                                                                   -----------
                                                                                                                     5,139,164

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  Unit Values (continued)

                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Quantitative Equity Trust:
     Individual Variable Life Type L Contracts        $        62.97        $        66.50          688,089        $45,758,095
     Corporate Variable Life Type K Contracts                     --                 13.81           30,449            420,642
                                                                                                                   -----------
                                                                                                                    46,178,737
Real Estate Securities Trust:
     Individual Variable Life Type L Contracts                 31.86                 39.79          430,066         17,111,430
     Corporate Variable Life Type K Contracts                     --                 15.59            3,523             54,928
                                                                                                                   -----------
                                                                                                                    17,166,358
Science and Technology Trust:
     Individual Variable Life Type L Contracts                 39.51                 25.89        1,488,326         38,529,162
     Corporate Variable Life Type K Contracts                  15.00                  9.84          368,877          3,629,252
                                                                                                                   -----------
                                                                                                                    42,158,414
Small Cap Index Trust:
     Individual Variable Life Type L Contracts                    --                 11.65            3,750             43,698

Small Company Blend Trust:
     Individual Variable Life Type L Contracts                 16.00                 12.76           95,417          1,217,642
     Corporate Variable Life Type K Contracts                     --                 11.21           10,439            117,065
                                                                                                                   -----------
                                                                                                                     1,334,707
Small Company Value Trust:
     Individual Variable Life Type L Contracts                  9.11                  9.59          251,772          2,414,592
     Corporate Variable Life Type K Contracts                     --                 14.19            3,278             46,516
                                                                                                                   -----------
                                                                                                                     2,461,108
Strategic Bond Trust:
     Individual Variable Life Type L Contracts                 13.87                 14.79           69,600          1,029,633

Total Return Trust:
     Individual Variable Life Type L Contracts                 12.32                 13.57          150,463          2,042,313
     Corporate Variable Life Type K Contracts                     --                 13.60          190,299          2,588,395
                                                                                                                   -----------
                                                                                                                     4,630,708

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6.  Unit Values (continued)


                                                           1999                                     2000
                                                      -------------------------------------------------------------------------
                                                        UNIT VALUE            UNIT VALUE            UNITS           DOLLARS
                                                      -------------------------------------------------------------------------
Total Stock Market Index Trust:
     Individual Variable Life Type L Contracts        $            --        $         11.20        118,184        $  1,323,263

U.S. Government Securities Trust:
     Individual Variable Life Type L Contracts                  11.62                  12.80        172,286           2,204,750
     Corporate Variable Life Type K Contracts                      --                  13.64         27,059             369,079
                                                                                                                   ------------
                                                                                                                      2,573,829
U.S. Large Cap Value Trust:
     Individual Variable Life Type L Contracts                  12.78                  13.06        143,921           1,879,014
     Corporate Variable Life Type K Contracts                      --                  13.01         13,771             179,190
                                                                                                                   ------------
                                                                                                                      2,058,204
Value Trust:
     Individual Variable Life Type L Contracts                  13.57                  16.80        273,446           4,594,010
     Corporate Variable Life Type K Contracts                      --                  14.99          7,955             119,250
                                                                                                                   ------------
                                                                                                                      4,713,260
500 Index Trust:
     Individual Variable Life Type L Contracts                     --                  11.26          9,628             108,369
     Corporate Variable Life Type K Contracts                      --                  11.28         12,407             139,892
                                                                                                                   ------------
                                                                                                                        248,261
                                                                                                                   ------------
Total                                                                                                              $526,465,993
                                                                                                                   ============

7. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly-owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

7. RELATED PARTY TRANSACTIONS (CONTINUED)

Manufacturers Life of America has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, Manufacturers Life of America pays for legal, actuarial, investment and certain other administrative services.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

                                    PART 2

                              OTHER INFORMATION

                          PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

      The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 48 pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940
The signatures;
Written consents of the following persons:


A.    Opinion and Consent of James D. Gallagher, Attorney -  FILED HEREWITH
B.    Ernst & Young LLP - FILED HEREWITH
C.    Opinion and Consent of Actuary - FILED HEREWITH


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:


         A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account N - FILED HEREWITH


         A(3)(a)(i)        Form of Distribution Agreement. Incorporated by
                           reference to Exhibit A(3)(a)(i) to the registration statement on Form S-6, file number 333-66303 filed
                           October 29, 1998 (the "SVUL Registration Statement").

         A(3)(a)(ii)       Form of Amendment to Distribution Agreement.
                           Incorporated by reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

         A(3)(a)(iii)      Form of Amendment to Distribution Agreement.
                           Incorporated by reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

         A(3)(b) Form of broker-dealer agreement. Incorporated by reference to exhibit A(3)(b) to the initial registration statement on Form S-6, File Number 333-70950, filed October 4, 2001

         A(5)(a) Form of Flexible Premium Variable Life Insurance Policy - Incorporated by reference to Exhibit A(5)(a) to the registration statement on Form S-6, file number 333-51293 filed April 29, 1998.

         A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement filed July 20, 2000 (File No. 333-41814) (the "Initial Registration Statement")

         A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

         A(8)(a)(i)        Form of Service Agreement between The Manufacturers
                           Life Insurance Company and The Manufacturers Life
                           Insurance Company of America dated June 1, 1988.
                           Incorporated
                           by reference to Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form
                           S-6, file number 333-51293 filed August 28, 1998.

         A(8)(a)(ii)       Form of Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and The
                           Manufacturers Life Insurance Company of America dated
                           December 31, 1992. Incorporated by reference to
                           Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

         A(8)(a)(iii)      Form of Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and The
                           Manufacturers Life Insurance Company of America dated
                           May 31, 1993. Incorporated by reference to Exhibit
                           A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                           333-51293 filed August 28, 1998.

         A(8)(a)(iv)       Form of Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and The
                           Manufacturers Life Insurance Company of America dated
                           June 30, 1993. Incorporated by reference to Exhibit
                           A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                           333-51293 filed August 28, 1998.

         A(8)(a)(v)        Form of Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and The
                           Manufacturers Life Insurance Company of America dated
                           December 31, 1996. Incorporated by reference to
                           Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

         A(8)(a)(vi)       Form of Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and The
                           Manufacturers Life Insurance Company of America dated
                           May 31, 1998. Incorporated by reference to Exhibit
                           A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                           333-51293 filed August 28, 1998.

         A(8)(a)(vii)      Form of Amendment to Service Agreement between The
                           Manufacturers Life Insurance Company and The
                           Manufacturers Life Insurance Company of America dated
                           December 31, 1998. Incorporated by reference to
                           Exhibit A(8)(a)(vii) to post-effective amendment No.
                           11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

         A(8)(b) Form of Stoploss Reinsurance Agreement. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

         A(8)(c)(i)        Form of Service Agreement. Incorporated by reference
                           to Exhibit A(8)(c)(i) to pre-effective amendment no.
                           1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

         A(8)(c)(ii)       Form of Amendment to Service Agreement. Incorporated
                           by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form
                           S-6, file number 333-51293 filed August 28, 1998.

         A(10)(a)(i)       Form of Application for Flexible Premium Variable
                           Life Insurance Policy. Incorporated by reference to
                           Exhibit A(10) to pre- effective amendment no. 1 to the registration statement on Form S-6, file number
                           33-51293, filed August 28, 1998.

         A(10)(b) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America, incorporated by reference to the initial registration statement on for S-6, file number 333-70950, filed October 4, 2001

2.  Consents of the following:


      A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - FILED HEREWITH
      B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company of America - FILED HEREWITH
      C.  Consent of Ernst & Young LLP-  FILED HEREWITH


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Incorporated by reference to Exhibit A(6) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

7. Powers of Attorney


         (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schlaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.) (ii) Powers of Attorney (John Ostler) incorporated by reference to exhibit 7(ii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001 (iii) Powers of Attorney (Jim Boyle, John Lyon incorporated by reference to exhibit 7(iii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001


8.  Undertakings


Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:



No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:



i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;



ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;



iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;



iv) a transaction from which the director derived an improper personal benefit; or



v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.



If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.



Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:



      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor and have caused this pre-effective amendment to the Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

SEPARATE ACCOUNT N OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
   COMPANY (U.S.A.)
   (Depositor)


By: /s/John D. DesPrez III
   -----------------------
   John D. DesPrez III
   President

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/John D. DesPrez III
   -----------------------
   John D. DesPrez III
   President

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment to the Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.


Signature                                       Title
---------                                       -----

/s/John D. DesPrez III                          Chairman and President
-----------------------------                   (Principal Executive Officer)
John D. DesPrez  III

*                                               Vice President and
-----------------------------                   (Chief Financial Officer)
John Ostler

*                                               Director
-----------------------------
James Boyle


*                                               Director
-----------------------------
Robert A. Cook

*                                               Director
-----------------------------
Geoffrey Guy

*                                               Director
-----------------------------
James O'Malley

*                                               Director
-----------------------------
John Lyon

*                                               Director
-----------------------------
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
----------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                EXHIBIT INDEX

ITEM NO.          DESCRIPTION


1A(1) Resolutions of Board of Directors of the Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account N.



2A Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.)



2B Opinion and consent of Actuary, of the Manufacturers Life Insurance Company (U.S.A.)



2C          Consent of Ernst & Young LLP